As filed with the Securities and Exchange Commission on March 20, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PRESBIA PLC

(Exact name of registrant as specified in its charter)

Ireland	3841	98-1162329
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8845 Irvine Center Drive, Suite 100

Irvine, CA 92618

949-502-7010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zohar Loshitzer

President

8845 Irvine Center Drive, Suite 100

Irvine, CA 92618

949-502-7010

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter H. Ehrenberg David L. Goret Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700	Donald J. Murray Matthew T. Gehl Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Ordinary Shares, par value $0.001 per share	$90,000,000	$11,592

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares subject to the underwriters’ option to purchase additional ordinary shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 20, 2014

PRELIMINARY PROSPECTUS

                    Shares

Presbia PLC

Ordinary Shares

We are offering our ordinary shares. This is our initial public offering and no public market currently exists for our ordinary shares. We expect the initial public offering price to be between $         and $         per share.

We have applied to list our ordinary shares on The NASDAQ Global Market under the symbol “LENS.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves a high degree of risk. Please read “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)
Proceeds to Presbia PLC, before expenses(1)

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

Delivery of the ordinary shares is expected to be made on or about                     , 2014. We have granted the underwriters an option for a period of 30 days to subscribe for an additional                 ordinary shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Jefferies

Prospectus dated                     , 2014

-i-

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our ordinary shares. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.

Through and including                     , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

-ii-

PROSPECTUS SUMMARY

Prior to the completion of this offering, we will complete a corporate reorganization described in “Prospectus Summary—Corporate History and Information,” which we refer to herein as the Reorganization Transactions. Unless we state otherwise, the terms “we,” “us,” “our,” “Presbia” and the “company” refer to Presbia PLC and its consolidated subsidiaries after giving effect to the Reorganization Transactions. Prior to the completion of the Reorganization Transactions, the foregoing terms refer to the entities that will become the consolidated subsidiaries of Presbia PLC upon consummation of the Reorganization Transactions. Unless we state otherwise, the information in this prospectus gives effect to the Reorganization Transactions.

This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 10 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our ordinary shares.

Our Business

We are an ophthalmic device company that has developed and is currently marketing a proprietary optical lens implant for treating presbyopia, the age-related loss of the ability to focus on near objects. Our lens, which we refer to as our microlens, is a miniature lens designed to be surgically implanted in a patient’s eye to improve that patient’s ability to see objects at close distances. Our current strategy is to continue to commercialize our microlens in certain strategic countries where we currently have marketing approval and to continue to seek to obtain marketing approval in other key markets, including the United States. Our goal is to become a leading provider of corneal inlay presbyopia-correcting treatment worldwide.

According to Market Scope’s 2013 Comprehensive Report on The Global Presbyopia Surgery Market, or the Market Scope Report, presbyopia is a common vision disorder that affects approximately 1.8 billion people worldwide. Presbyopia is associated with the inability of the eye’s natural lens to change shape, or accommodate, in order to see clearly objects in the near and middle distance ranges. According to the Market Scope Report, the worldwide presbyopic population is expected to grow to approximately 2.0 billion by 2018 and 2.1 billion by 2020. According to the Market Scope Report, spending on devices, equipment and procedure fees for presbyopia-correcting surgery is expected to increase from approximately $448 million in 2012 to approximately $1.2 billion in 2018 at the manufacturer level. We do not have marketing approval in many jurisdictions included in the foregoing global data, which jurisdictions collectively represent a majority of the worldwide presbyopic population. We have marketing approval in a number of strategic countries that we are targeting for commercialization and we are actively seeking marketing approval in certain other strategic countries that we are targeting for commercialization, including the United States. We expect that we will not target certain jurisdictions, including certain jurisdictions with a substantial portion of the worldwide presbyopic population, for socioeconomic reasons.

While reading glasses and contact lenses have historically been, and remain, the most common solution for presbyopia, there are significant drawbacks associated with these approaches, as well as with alternative surgical approaches. We believe that our microlens provides an alternative solution to those presbyopic individuals who desire greater freedom from glasses and wish to avoid the daily maintenance and other complications of contact lenses. In addition, we believe that ophthalmologists are generally reluctant to recommend a laser in-situ keratomileusis, or LASIK, procedure or lens replacement procedure (whereby the natural lens is replaced with an intraocular lens, or IOL, implant) as a solution for plano presbyopes, or those individuals who suffer from presbyopia but do not have any other visual disorder, given the inherent risks and visual compromises of such procedures. Plano presbyopes represent approximately 38% of the presbyopic population, making plano presbyopes the largest sub-group of presbyopes. Because our solution does not involve the removal of the natural lens, the reshaping of the cornea or the removal of corneal tissue, we believe that ophthalmologists may be more likely to recommend our microlens as a solution for plano presbyopes than a LASIK or IOL procedure.

In addition to being an effective standalone treatment for presbyopia, we believe that our solution can also be used in conjunction with other surgical approaches that are used to treat vision disorders other than presbyopia. For example, we believe that our microlens procedure can be combined with LASIK procedures in order to treat those presbyopes who also suffer from a refractive disorder commonly treated with a LASIK procedure, such as myopia, or the inability to focus on distant objects (nearsightedness), hyperopia, or the inability to focus on near objects (farsightedness), and astigmatism (an optical defect which causes blurred vision). We also believe that our microlens procedure can be combined with IOL procedures to treat those presbyopes who also have cataracts. In addition, we believe that our microlens can be used to treat presbyopia in certain post-LASIK and post-cataract surgery patients. We believe that, having undergone refractive eye surgery in the past, such patients are more likely than the general population to consider eye surgery to treat presbyopia. Moreover, as we believe that our solution can be performed at the same time that certain other forms of vision-correction treatments are performed, we believe that our solution provides an integrated treatment option for patients and an additional source of revenue for the patient’s ophthalmic surgeon. In this way, we believe that our solution complements existing surgical treatments for vision problems.

We believe that our solution also offers each of the following benefits:

■	our solution is minimally invasive; our microlens can be implanted and removed in a simple, surgical procedure;

■	we believe that our solution offers significant near vision improvement with little or no loss of binocular distance visual acuity (the ability to see distant objects with both eyes without prescription enhancement) and minimal risk of adverse side effects;

■	our solution offers a wide range of corrective power, from +1.5 diopters to +3.5 diopters, in 0.25 diopter increments (a diopter is a unit of measurement of the optical power of a lens); and

■	once implanted, our microlens is invisible to the naked eye.

In 2012, we completed a 12-month, multicenter, post-marketing evaluation in Italy and Greece of our microlens in presbyopic patients between the ages of 45 and 60. We designed, and oversaw the implementation of, the protocol for this evaluation, which was conducted at our request by a surgeon at the Vardinoyannion Eye Institute of the University of Crete in Crete, Greece and by a surgeon at Prato Hospital in Prato, Italy. The 12-month data for the 70 patients who completed the study generally demonstrated successful patient outcomes measured in terms of improvement in near-distance visual acuity (the ability to see close objects). The average uncorrected near visual acuity (the ability to see close objects without prescription enhancement), or UCVA-near, in the operated eye of the 70 patients who completed the study was 20/110 pre-surgery and 99% of those patients started the study with UCVA-near in the operated eye of 20/50 or worse. Following implantation with our microlens, such patients had an average UCVA-near of 20/27 12 months post-surgery, 99% of such patients completed the study with 20/40 or better UCVA-near in the operated eye and 70% of such patients completed the study with 20/25 or better UCVA-near in the operated eye. Although there was a slight loss in uncorrected distance visual acuity (the ability to see distant objects without prescription enhancement), or UCVA-distance, in the operated eye, there was no significant change in binocular UCVA-distance (UCVA-distance when using both eyes) from before treatment to after treatment in this study. Our microlens has also been the subject of certain third party studies. We did not commission these studies or design, review or oversee the implementation of their protocols, and we have limited information with respect to these studies.

Our microlens procedure is performed using a 150 kilohertz or greater frequency femtosecond laser, which is a laser that is currently used in certain LASIK surgeries, cataract surgeries and cornea replacement surgeries. In commercializing our solution, we intend to target those markets with a well-established presence of high-volume refractive laser centers equipped with femtosecond lasers. We believe that the existing infrastructure in most such laser centers is sufficient to make our solution an attractive opportunity for such laser centers and will also minimize our anticipated capital investment in equipment and training in connection with our commercialization efforts. Our commercialization strategy includes working closely with such laser centers to train and qualify ophthalmic surgeons on the use of our solution.

Through our European Union CE Mark, we are generally authorized to market our microlens throughout the European Economic Area (27 of the 28 European Union member states plus Iceland, Liechtenstein and Norway), or EEA, and Switzerland. We currently market our microlens in certain strategic EEA countries as well as certain strategic countries outside of the EEA in which we possess marketing approval. Through the filing date of the registration statement of which this prospectus forms a part, ophthalmic surgeons have implanted over 450 of our microlenses outside of the United States.

We are presently seeking marketing approval in other strategic countries, including the United States. In December 2013, we received approval to commence a staged pivotal clinical trial as part of the U.S. Food and Drug Administration, or FDA, approval process. We plan to enroll a total of 75 subjects at up to six investigational sites in the United States. As currently contemplated, subjects will undergo insertion of our microlens in the non-dominant eye. After we have obtained six-month data on a minimum of 50 subjects, we will submit an interim safety report as a supplement to our investigational device exemption, or IDE, to the FDA. If the FDA finds no safety concerns, we anticipate the FDA will permit us to continue enrollment and to increase the study population size and the number of investigational sites conducting our clinical trials. We are targeting enrollment of an additional 337 subjects, for a total of 412 subjects, at up to 30 investigational sites in the United States. This trial is necessary in order to obtain clinical data to provide the primary support for a safety and efficacy evaluation to support a pre-market authorization, or PMA, for marketing clearance in the United States. Data on a minimum of 300 subjects with 24-month data will be submitted as part of the PMA, and all subjects will be followed for three years following implantation. We are targeting: the start of enrollment for the clinical trial in the second quarter of 2014; submission of the six-month data to the FDA on 50 subjects in the first quarter of 2015; and, assuming that there are no safety issues, approval from the FDA to continue enrollment in our trial in the second quarter of 2015. We are targeting submission of our PMA to the FDA with 24-month data on 300 subjects in the first quarter of 2018. We are targeting submission of the 36-month data to the FDA in the first quarter of 2019. We are also targeting PMA approval of our microlens in the first quarter of 2019. These milestones could be delayed by further interactions with the FDA, either before or after starting our trial, or by a variety of other factors. In addition, no assurance can be given that the FDA will grant us PMA approval or, if granted, that it will be granted in accordance with our anticipated time schedule. Also, the FDA may require us to conduct post-approval studies as a condition of approval. We have budgeted approximately $44 million for our first PMA application.

To achieve our goal of becoming a leading provider of corneal inlay presbyopia-correcting treatment worldwide, we are pursuing the following strategies:

■	rapidly expand commercialization outside the United States in countries where our CE Mark is recognized as well as in other countries where our microlens is approved;

■	continue to select medical centers already equipped with the necessary laser equipment as initial commercialization targets, thus limiting the capital investment required by our physician partners and providing us with an existing, potential customer base;

■	advance our microlens through a staged pivotal U.S. clinical trial; and

■	provide training and education to key opinion leaders, including respected ophthalmologists.

In addition, our microlens and the procedure to implant our microlens are not currently reimbursed through private or governmental third-party payors in any country, nor do we anticipate that they will be reimbursable in the foreseeable future. Although the commercialization of our microlens depends on a prospective patient’s ability to cover the costs of our microlens and the implantation procedure, we believe that a direct patient pay model enables medical providers to avoid pricing pressure from private or governmental third-party payors.

Risks Related to Our Business

We are a development-stage opthalmic device company with a limited operating history. We are not profitable and have incurred losses in each year since our formation. We anticipate that our available funds, including the expected net proceeds of this offering, will be sufficient to meet our cash needs for at least the next 18 months. However, we expect to continue to incur losses for the foreseeable future. We do not expect our controlling shareholder, Presbia Holdings, or its controlling shareholder will continue to fund our operations after the consummation of this offering.

The development of implantable medical devices, such as our microlens, is a highly speculative undertaking and involves a substantial degree of risk. Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

■	our ability to obtain and maintain regulatory approvals;

■	our dependence on the successful development of our products and processes;

■	the success of our clinical trials and post-marketing evaluations;

■	the ability of our competitors to access markets and offer products that respond to the same needs that we seek to address;

■	our ability to raise capital to advance the development and commercialization of our products;

■	the ability of our products to achieve significant market acceptance; and

■	the extent to which our proprietary rights will protect our technologies and products.

We are not permitted to market our products in the United States until we receive a PMA from the FDA, and approval by applicable foreign regulatory authorities will be required to market our products in certain other countries that we target for commercialization. Regulatory approval of our products is not guaranteed, and the approval process is expensive and may take several years in the United States and elsewhere. In addition, we cannot guarantee that we will be able to maintain any approvals that we presently possess or that we may acquire in the future.

If concerns regarding side effects from presbyopia correction surgery generally, or our products specifically, develop, including as a result of third-party studies and publications, our business, results of operations and financial condition will be materially and adversely affected. Certain adverse events were noted in our 2012 post-marketing evaluation. In addition, our microlens has been the subject of certain third party studies that have reported certain adverse events relating to the safety and efficacy of our microlens and microlens inserter. One such adverse event noted in one third-party study is the presence of moderate foreign debris in a patient’s eye following implantation of our microlens. In addition, there have been other observations of foreign debris in patients’ eyes following implantation of our microlens. As a result of the foreign debris adverse event and other foreign debris observations, we opened an ongoing corrective action and preventative action investigation to assess possible sources of the foreign debris. At this juncture, we have not reached any definitive conclusions as to the source of the foreign debris noted in the third-party studies. We intend to conduct additional testing in order to attempt to reach a definitive conclusion regarding the cause and composition of the foreign debris noted in the third-party studies and regarding whether our microlens inserter causes the production of metal debris. If our microlens inserter or any other equipment supplied by us is determined to cause the deposit of metal debris in a patient’s eye, such determination could result in the suspension of our U.S. clinical trial, delay, make it more difficult and expensive for us to receive and/or prevent us from receiving, or prevent us from maintaining, regulatory approvals, including FDA approval or our CE mark, limit marketability of our products and subject us to lawsuits or claims. See “Risk Factors—Risks Related to Our Business—If concerns regarding side effects from presbyopia-correcting surgery generally, or our products specifically, develop, including as a result of third-party studies and publications, our business, results of operations and financial condition will be materially and adversely affected.”

Although neither we nor any of our subsidiaries was a passive foreign investment company, or PFIC, in 2013 or any prior taxable year, we believe that we may be a PFIC for U.S. federal income tax purposes in the current taxable year and for foreseeable future taxable years. If we are a PFIC and you are a U.S. Holder and you do not make certain elections with the Internal Revenue Service, you will be subject to adverse tax consequences. In addition, we believe that one or more of our subsidiaries may be PFICs; also, we may form or acquire a subsidiary that is a PFIC in the future. In such event, U.S. Holders will also need to make an election with respect to each such subsidiary in order to avoid the adverse tax consequences referenced above. If we or any of our subsidiaries are a PFIC with respect to any tax year, we will provide to all electing shareholders all information needed to comply with the election. Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. See “Risk Factors—Risks Related to this Offering and the Ownership of Ordinary Shares—We believe that we may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. Holders to adverse U.S. federal income tax consequences.” and “—If the IRS determines that we are not a PFIC, and you previously paid taxes pursuant to a QEF election or a mark-to-market election, you may pay more taxes than you legally owe.” and “Taxation—Material United States federal income tax consequences to U.S. Holders—Passive foreign investment company status and related tax consequences.”

Implications of Being a Controlled Company

After the closing of this offering, Presbia Holdings, our controlling shareholder, will continue to control a majority of the voting power of our issued ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance rules of NASDAQ. Under these rules, a controlled company may elect not to comply with certain corporate governance requirements. See “Risk Factors—Risks Related to this Offering and the Ownership of Ordinary Shares—We will be a ‘controlled company’ under the NASDAQ listing rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

■	being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

■	reduced disclosure about our executive compensation arrangements;

■	exemption from the requirement of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute arrangements; and

■	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1 billion or more; (ii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC; or (iv) December 31, 2019. We may choose to take advantage of some but not all of these exemptions.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate History and Information

Our controlling shareholder, Presbia Holdings, was organized in the Cayman Islands in 2007 as an exempted company with limited liability. In 2009, Presbia Holdings acquired Visitome, Inc., a California corporation and the developer of our corneal inlay technology.

In October 2013, we completed a restructuring which involved the establishment of our interim holding company, Presbia Ireland, Limited, that directly or indirectly owns 100% of our business, assets and subsidiaries. Presbia Ireland, Limited is organized under the laws of Ireland as a private limited company. At the time of the restructuring, Presbia Ireland, Limited was wholly-owned by Presbia Holdings and certain intercompany debt was owed to Presbia Holdings by certain of its other subsidiaries. As part of the restructuring, approximately $12.2 million of such outstanding intercompany debt owed to Presbia Holdings was converted to equity of such subsidiaries. We refer to this transaction as the 2013 Restructuring.

Prior to this offering, Presbia Holdings will contribute all the share capital in issue in Presbia Ireland, Limited to Presbia PLC, an Irish incorporated public limited company formed in February 2014 for the purpose of consummating this offering, in exchange for 20,000,000 ordinary shares of Presbia PLC that will remain in issue at the time of this offering. In addition, prior to this offering, Presbia Holdings will convert all the remaining indebtedness owed to Presbia Holdings by certain subsidiaries of Presbia Ireland, Limited to equity. Also, Presbia PLC issued 40,000 ordinary shares to Presbia Holdings upon its formation, in order to satisfy statutory requirements for the incorporation of all Irish public limited companies, that will remain in issue at the time of this offering. We refer to the formation of Presbia PLC, the initial capitalization of Presbia PLC, the conversion of the remaining intercompany debt to equity, and the contribution of shares of Presbia Ireland, Limited in exchange for 20,000,000 ordinary shares, collectively, as the 2014 Capital Contribution. As of December 31, 2013, the indebtedness owed by certain subsidiaries of Presbia Ireland, Limited to Presbia Holdings was $9.4 million and excludes $12.2 million of indebtedness, including principal and interest, that was converted into equity in the 2013 Restructuring. Interest accrues on the outstanding debt at the rate of 15% per annum, compounding daily.

We completed the 2013 Restructuring in order to establish Presbia Ireland, Limited so that we could expand our operations in Ireland. We effected the 2013 Restructuring because: we believe that having a greater presence in Ireland will further our goal of rapidly expanding commercialization of our microlens in the EEA; Ireland is one of the EEA countries that we are specifically targeting for commercialization; we have a commercialization commitment from a laser center in Ireland; and Ireland offers competitive tax rates for corporations. Consistent with certain Irish statutory capitalization requirements, we formed Presbia PLC as a public limited company and will effect the 2014 Capital Contribution for the purpose of consummating this offering and conducting our operations going forward. We refer to the 2013 Restructuring and the 2014 Capital Contribution collectively as the Reorganization Transactions.

Our corporate structure, giving effect to the Reorganization Transactions and this offering, is set forth below.

Our principal executive offices are located at 8845 Irvine Center Drive, Suite 100, Irvine, CA 92618, and our telephone number is 949-502-7010. Our website address is http://www.presbia.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Our principal trademark or trade name that we use is PresbiaTM.

THE OFFERING

Ordinary shares offered by us in this offering	shares

Ordinary shares to be in issue after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to subscribe for additional ordinary shares in full, at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering to advance our microlens and microlens inserter through our U.S. clinical trial, to fund our efforts to expand the number of high-volume refractive laser centers with which we do business, to fund research and development, to pursue regulatory approvals that we require in the United States and other countries, for working capital and for general corporate purposes. See “Use of Proceeds.”

Proposed ticker symbol on The NASDAQ Global Market	“LENS”

The number of ordinary shares to be in issue after this offering is based on 20,040,000 ordinary shares that were issued or will be issued upon the consummation of the Reorganization Transactions and excludes the following:

■	ordinary shares issuable upon exercise of stock options granted under our equity incentive plan, which we refer to as the Presbia Incentive Plan, in connection with this offering at an exercise price equal to the price paid by the public in this offering; and

■	ordinary shares reserved for issuance pursuant to future awards under the Presbia Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus:

■	assumes that all aspects of the Reorganization Transactions have been completed; and

■	assumes that the underwriters do not exercise their option to subscribe for additional ordinary shares.

SUMMARY COMBINED FINANCIAL DATA

The following summary combined financial data for the years ended December 31, 2012 and 2013 and for the period from inception to December 31, 2013 are derived from our audited financial statements appearing elsewhere in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Combined Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	YEAR ENDED DECEMBER 31,		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
(in thousands)	2013	2012
STATEMENT OF OPERATIONS DATA:
Revenues	$98	$95	$453
Cost of goods sold	111	71	258

Gross profit	(13)	24	195
Operating expenses:
Research and development	2,136	1,024	3,808
Sales and marketing	1,044	632	2,771
General and administrative	4,088	1,957	10,201
Goodwill impairment	—	—	15

Total operating expenses	7,268	3,613	16,795

Operating loss	(7,281)	(3,589)	(16,600)
Interest expense	2,161	1,458	5,232
Interest income	—	—	(144)
Other expense	—	—	14

Loss before income tax provision	(9,442)	(5,047)	(21,702)

Income tax provision	20	—	20

Net loss	$(9,462)	$(5,047)	$(21,722)

The table below presents our balance sheet data as of December 31, 2013:

■	on an actual basis;

■	on a pro forma basis to give effect to the 2014 Capital Contribution; and

■	on a pro forma basis, as adjusted to give effect to the issue of ordinary shares in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	AS OF DECEMBER 31, 2013
(in thousands)	ACTUAL	PRO FORMA (1)	PRO FORMA AS FURTHER ADJUSTED (2)(3)
BALANCE SHEET DATA:
Cash	$584	$584
Total assets	3,765	3,765
Payable due to Presbia Holdings	9,425	—	—
Shareholders’ capital	12,840	22,265
Total shareholders’ (deficit) equity	(8,882)	543

(1)	Gives effect to the 2014 Capital Contribution.
(2)	Gives effect to this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, total assets and total shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before deciding to invest in our ordinary shares, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements,” could materially harm our business, financial condition, operating results, cash flows and prospects. If that occurs, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that we will continue to incur significant losses for the foreseeable future and, if we are unable to achieve and sustain profitability, the market value of our ordinary shares will likely decline.

We are a development stage opthalmic device company with a limited operating history. We do not possess the regulatory approvals necessary to market our products in the United States, and we continue to incur significant research and development, sales and marketing and general and administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our formation. Our net losses for the years ended December 31, 2012 and 2013 were $5.0 million and $9.5 million, respectively.

We expect to continue to incur significant losses for the foreseeable future. We expect that these losses and our cash needs will increase in the near term as we focus our efforts on conducting clinical trials in the United States, seeking marketing approval in other countries, and commercializing our products in those non-U.S. markets where we are permitted to sell our microlens and microlens inserter.

We may not be able to continue as a going concern.

In its report accompanying our audited financial statements for the year ended December 31, 2013, our independent registered public accounting firm included an explanatory paragraph stating that our recurring net losses, negative cash flows from operating activities and shareholders’ deficit raise substantial doubt as to our ability to continue as a going concern. Uncertainty about our ability to continue as a going concern could impair our ability to finance our operations through the sale of debt or equity securities or commercial bank loans. Our ability to continue as a going concern will depend, in large part, on our ability to generate positive cash flow from operations and/or obtain additional financing, neither of which is certain. If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue operations, may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a substantial part of their investment.

We expect to incur substantial expenses in our pursuit of regulatory approval in the United States and can provide no assurances that we will obtain the necessary approvals from the FDA to market our products in the United States.

The United States is a key market for commercialization of our microlens. Before we can market our products in the United States, we must conduct and successfully complete extensive clinical trials and then receive premarketing approval, or PMA, from the U.S. Food and Drug Administration, or FDA. The earliest we can reasonably expect to receive a PMA for our microlens and microlens inserter is the first quarter of 2019, and it is possible that none of our existing products or any products we may seek to develop in the future will ever obtain a PMA, despite aggregate budgeted expenditures of approximately $44 million with respect to our first PMA application. Furthermore, even if we were to obtain a PMA, neither approval by the FDA nor our existing CE Mark ensures approval by regulatory authorities in other countries or jurisdictions that we are targeting for commercialization of our microlens and microlens inserter, and approval by one regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA.

The time required to obtain approval by the FDA and comparable non-U.S. regulatory authorities is unpredictable and depends upon numerous factors, including the substantial discretion of such regulatory authorities. In addition, approval policies, regulations or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product’s development and may vary among jurisdictions. We will be required to undertake and complete certain studies to generate data required to support submissions to the FDA and certain other regulatory authorities, which studies may require additional capital and time. If we do not receive or maintain regulatory approvals for our products in the United States and other jurisdictions that we target for commercialization of our products, we will not be able to successfully commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business, results of operations and financial condition.

Our microlens and microlens inserter are currently our sole products and we are highly dependent on the successful marketing and sales of these products. There is no assurance that we will be able to develop any additional products.

Our microlens and microlens inserter are currently our sole products. We may fail to successfully commercialize our products. Successfully commercializing medical devices such as our microlens is a complex and uncertain process, dependent on the efforts of management, distributors, outside consultants and general economic conditions, among other factors. Any factors that adversely impact the commercialization of our microlens including, but not limited to, the delay or denial of regulatory approvals that we seek, competition or acceptance in the marketplace, will have a negative impact on our business, results of operations and financial condition. We cannot assure you that we will be successful in developing or commercializing any potential enhancements to our microlens or any other products. Our inability to successfully commercialize our current products and/or successfully develop and commercialize additional products or any enhancements to our products which we may develop would have a material adverse effect on our business, results of operations and financial condition.

Our planned clinical trials may be delayed, suspended or terminated, which could delay or prohibit us from obtaining regulatory approvals or make obtaining such regulatory approvals more costly.

We expect that it will take us approximately 6 months to select, qualify and arrange for the implantation of our microlens for all of the patients for the first stage of our staged pivotal U.S. clinical trial. In addition, if we receive approval from the FDA to continue enrollment in our staged pivotal U.S. clinical trial, we estimate it will take approximately an additional 6 months to select, qualify and arrange for the implantation of our microlens for all the additional patients for the clinical trial we plan to undertake in connection with our PMA submission for our microlens. Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

■	obtaining regulatory authorization to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

■	reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

■	manufacturing, including manufacturing sufficient quantities of a product or other materials for use in clinical trials;

■	recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including the size of the patient population, the complexity of clinical trial protocols, changed standards of care during the conduct of the trial, and competition from other clinical trial programs for similar indications;

■	unexpected adverse effects experienced by patients in a clinical trial; and

■	retaining patients who have initiated a clinical trial, but may withdraw due to treatment protocol, adverse effects from the therapy, lack of efficacy from the treatment, personal issues or who are lost during follow-up.

Clinical trials may also be delayed, suspended or terminated as a result of ambiguous or negative interim results, or results that are inconsistent with earlier results. In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

■	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

■	inspection of the clinical trial operations, trial sites or manufacturing sites by the FDA or other regulatory authorities, resulting in the imposition of a clinical hold;

■	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks; and

■	lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials or increased expenses associated with the services of our CROs and other third parties.

Our product development costs will increase if we experience delays in testing or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur in any jurisdiction and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to independent ethical committees, known as institutional review boards, or IRBs, for reexamination, which may impact the costs, timing or successful completion of a clinical trial. In addition, IRBs or other regulatory authorities may order the temporary discontinuation or termination of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients. If we experience delays in completion of, or if we, the FDA or other regulatory authorities, an IRB or other reviewing entities, or any of our clinical trial sites suspend or terminate any of, our clinical trials, the commercial prospects for our products may be harmed and our ability to generate revenues will be delayed. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product. Also, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do or further entrench their products in the market, and the commercial viability of our product candidates could be significantly reduced.

If concerns regarding side effects from presbyopia correction surgery generally, or our products specifically, develop, including as a result of third-party studies and publications, our business, results of operations and financial condition will be materially and adversely affected.

Concerns about potential side effects and long-term results may negatively impact market acceptance of presbyopia correction surgery generally or our products specifically, result in potential liability for us and prevent us from growing our business. Any undesirable side effects that may be discovered in our clinical trials or evaluations or in any third party studies or evaluations could delay or prevent regulatory approval, including FDA approval, could prevent us from maintaining our existing regulatory approvals, including our CE mark, or limit marketability of our products.

In early 2012, we completed a 12-month multicenter, post-market evaluation in Italy and Greece of our microlens in presbyopic patients between the ages of 45 and 60. The 12-month data for 70 patients indicated certain post-operative adverse events, including: one removal of the microlens, as a result of a patient’s complaints of significant halos and glare when driving at night; one case of transient light sensitivity syndrome (an abnormal occurrence of photosensitivity associated with the femtosecond laser); one case of epithelial ingrowth (an abnormal growth of corneal epithelium in an area where it does not belong, associated with the femtosecond laser); and four cases of transient stromal haze (the activation of inflammatory cells in connection with surgery). In addition, certain patients experienced a slight loss in uncorrected visual acuity-distance, or UCVA-distance, which is distance vision in the operated eye without prescription enhancement. For further information regarding this post-market evaluation, see “Business—Our Solution—Evaluation Conducted Outside of the United States.”

In addition, our microlens has been the subject of certain third party studies that have been conducted to assess the efficacy and safety of our microlens. We did not commission these studies or design, review or oversee the implementation of their protocols, and we have limited information with respect to these studies. These studies have reported certain adverse effects relating to the safety and efficacy of our microlens and microlens inserter. With respect to the below referenced ongoing third-party study being conducted in Japan, we pay the annual fees of the institutional review board which reviews the study’s protocol.

One ongoing third-party study being conducted in Italy from 2011 to present by a group of ophthalmic surgeons evaluated the efficacy and safety of our microlens in 52 patients. Of the 52 patients evaluated, six patients underwent removal of our microlens within 12 months of implantation due to patient-reported reduction in distance vision and the presence of halos and glare. Findings that our microlens compromises distance vision could result in the suspension of our U.S. clinical trial, delay, make it more difficult and expensive for us to receive and/or prevent us from receiving, or prevent us from maintaining, regulatory approvals, including FDA approval or our CE mark, or limit marketability of our microlens and microlens inserter.

Another ongoing third-party study conducted in Japan from 2012 to present by one ophthalmic surgeon evaluated the efficacy and safety of our microlens in 38 patients. Such study reports a number of adverse events, including: three cases of inlay defect (a mark or defect seen on the edge of the microlens that is made by the microlens inserter due to improper microlens loading prior to insertion); two cases of epithelial ingrowth (an abnormal growth of corneal epithelium in an area where it does not belong associated with the femtosecond laser); one case of meibomianitis (inflammation of the meibomian glands, a group of oil-secreting glands in the eyelids); one case of moderate foreign debris (the presence of material in the pocket after using a laser and inserting the microlens); one case of severe keratic precipitates (an accumulation of white blood cells on the corneal endothelium which arises as a result of inflammatory reactions); one case of superficial punctate keratisis (a non-inflammatory condition of the cornea with discrete opacities of the cornea, without ulceration); and one case of vertical gas bubbles (escape of gas bubbles from the dissection plane into the trabecular meshwork then to the anterior chamber during laser-assisted flap or tunnel creation). Such study also documented 17 observations of “foreign debris” of unknown composition and origin under high magnification slit lamp examination (three of such 17 patients also experienced one of the other adverse events noted above, including the moderate case of foreign debris noted above which was reported as an adverse event). The ophthalmic surgeon performing the testing initially reported such foreign debris to be metallic.

As a result of the foreign debris adverse event noted in this study and the foreign debris observations noted in this study and in the study in Russia discussed below, as well as anecdotal comments made by certain other surgeons regarding observations of foreign debris, we opened a corrective action and preventive action investigation to assess possible sources of the foreign debris. We developed a matrix of all possible sources of the foreign debris, including our microlens inserter, and conducted analysis and performed a literature review to determine the source of the foreign debris. As part of this analysis, we collected nine sterilized (but not cleaned) microlens inserters used in the Japan study (as well as an additional microlens inserter that had not been opened or used in the Japan study) and arranged for a third party to analyze such microlens inserters for the presence of foreign debris. Of the 10 microlens inserters that were tested, one microlens inserter was found to have two particles present and two microlens inserters were found to have one particle present. These particles were determined to be series 300 stainless steel. The quantity and shape of these particles did not appear to be consistent with the characteristics of the foreign particles noted in the study conducted by the ophthalmic surgeon in Japan.

Based on the outcome of this initial analysis, additional testing was conducted to evaluate all possible sources that could lead to the observation of foreign debris as reported in the study conducted by the ophthalmic surgeon in Japan. Actuation tests were performed on 12 of our microlens inserters by a third party. The microlens inserters were not cleaned or sterilized between actuation ranges. Five of the 12 microlens inserters included in this testing came directly from the manufacturer and had never undergone cleaning or sterilization. Of the 12 microlens inserters tested, five microlens inserters did not produce particles in any of the actuation ranges. One microlens inserter that had not been cleaned or sterilized produced particles in the one to 10 actuation range, four of the 12 microlens inserters produced particles in the 11 to 25 actuation range, two of the 12 microlens inserters produced particles in the 26 to 50 range, and six of the 12 microlens inserters produced particles in the 51 to 100 range. Certain of the particles were determined to be series 300 stainless steel and others were determined to be titanium.

Following the actuation tests, additional testing was conducted to evaluate the cause of the foreign debris noted in third-party studies. As part of our ongoing corrective action and preventative action plan, we arranged for an analysis of the microlens of one of the patients in the Japanese study who was noted to have foreign debris present following implantation. This patient’s microlens was removed following implantation for reasons unrelated to the presence of the foreign debris (the patient’s microlens was removed due to repeated decentering of the microlens post-implantation). The removed microlens was found to have five foreign particles present. Initial testing concluded that the foreign particles were likely composed of stainless steel, which suggested that one or more metal instruments present in the surgical environment was likely the source of the foreign particles. Initial testing also concluded that galling, or chafing, may be occurring between the plunger and head assembly components of our microlens inserter, which could be the cause of the production of metal debris. As a result of these initial findings, additional testing was conducted by a third-party metallurgist at our request to determine whether the composition of the foreign particles in the removed microlens is consistent with the elements and concentrations thereof found in our microlens inserter. Such additional testing confirmed that the foreign particles in the explanted lens were of stainless steel composition, but also determined that the composition of the foreign particles was not consistent with the composition of our microlens inserter.

At this juncture, we have not reached any definitive conclusions as to the source of the foreign debris noted in the third-party studies. We intend to conduct additional testing in order to attempt to reach a definitive conclusion regarding the cause and composition of the foreign debris noted in the third-party studies and regarding whether our microlens inserter causes the production of metal debris. A common source of non-metallic debris is the general surgical environment. Several articles written over the last 10 years report that interface debris is a relatively common finding in patients who have undergone LASIK surgery or phacoemulsification (cataract surgery in which the eye’s internal lens is emulsified with an ultrasonic hand piece and aspired from the eye). Other than the one case of moderate foreign debris reported as an adverse event in the third party study conducted in Japan, at this time, we are not aware of any additional adverse events reported with respect to the foreign debris observations noted in the third party studies. As part of our ongoing risk mitigation efforts, we are continuing to develop a disposable microlens inserter for our microlens, which will be followed by development of a pre-loaded disposable microlens inserter. With respect to our staged pivotal clinical trial that will be conducted in the United States, each microlens inserter will only be used one time in order to mitigate the potential risk associated with galling of the components of the microlens inserter during insertion of our microlens. If our microlens inserter or any other equipment supplied by us is determined to cause the deposit of metal debris in a patient’s eye, such determination could result in the suspension of our U.S. clinical trial, delay, make it more difficult and expensive for us to receive and/or prevent us from receiving, or prevent us from maintaining, regulatory approvals, including FDA approval or our CE mark, limit marketability of our products and subject us to lawsuits or claims.

Three additional third-party studies conducted at three locations in Brazil beginning in 2012 evaluated the efficacy and safety of our microlens. The first ongoing study reported that seven of 22 patients lost three or more lines of UCVA-distance at three months postoperative compared to an average UCVA-distance of 20/20 before the study. No additional adverse events were reported in that study. The second study reported that two of 10 patients lost two lines of UCVA-distance vision at three months postoperative compared to an average UCVA-distance of 20/20 before the study. No additional adverse events were reported in the study. The third ongoing study did not provide visual acuity data and no adverse events were reported.

One additional third-party study of the efficacy and safety of our microlens was conducted in 2012 in Russia. This study reported that two of 10 patients experienced a decrease in UCVA-distance and BCVA-distance at three months postoperative due to night glare compared to before the study (preoperative visual acuity was not provided). One of these patients underwent removal of our microlens, and no additional adverse events were reported for the patient after lens removal. This study also noted minimal debris inclusion in two cases. No additional postoperative adverse events were reported in this study.

We recently became aware of a request for removal of a microlens from a patient who was implanted in Brazil. We are currently investigating the nature of this patient’s request. At this time, we are not aware of the patient’s medical history or the specific circumstances surrounding this request.

If our microlens or microlens inserter are ultimately determined to produce undesirable side effects, including causing the deposit of foreign particles in a patient’s eye, such determination could result in the suspension of our U.S. clinical trial, delay, make it more difficult and expensive for us to receive and/or prevent us from receiving, or prevent us from maintaining, regulatory approvals, including FDA approval or our CE mark, limit marketability of our products and subject us to lawsuits or claims.

Adverse findings in post-marketing vigilance or regulatory audits could subject us to suspension or withdrawal of our certificates of conformity, mandatory product recalls and significant legal liability, which would materially and adversely affect our business, results of operation and financial condition.

In February 2010, we received a certificate of conformity from our notified body (a third-party organization designated by competent authorities of the European Economic Area (27 of the 28 European Union member states plus Iceland, Liechtenstein and Norway), or EEA, to conduct regulatory oversight on medical devices) for our microlens allowing the CE Mark to be affixed to our microlens, permitting our microlens to be placed on the market within any state in the EEA and Switzerland (subject to certain localized registration and language requirements). Manufacturers of medical devices in the EEA are required to implement post-marketing vigilance procedures with respect to their CE Marked medical devices. Such post-marketing vigilance procedures include surveillance of patient and user complaints and alleged adverse events associated with the use of CE Marked medical devices.

Serious incidents associated with the use of a medical device must be reported to the competent authority in whose territory the incident occurred. Incidents that must be reported include any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, user or other person, or to a serious deterioration in their state of health. Incidents must be reported as soon as possible, and in some cases immediately, after the manufacturer becomes aware of the incident. In addition to reporting the incident, the manufacturer must investigate the incident and take any corrective action required. The required corrective action depends on the seriousness of the incident, and varies from the issuance of advisory notices to the implementation of product recalls. Minor incidents not requiring notification to the competent authorities must be documented, reviewed, investigated and analyzed on a regular basis by the manufacturer to determine whether trending conclusions can be made concerning the safety or performance of the medical device and whether actions must be taken in relation to the continued marketing of medical devices currently on the market. We expect to incur ongoing costs to comply with these post-market vigilance obligations in EEA markets for so long as we continue to market and sell products in those markets. Moreover, any patient or user complaints and/or adverse events discovered during such post-market vigilance could subject us to suspension or withdrawal of our certificates of conformity, mandatory product recalls and significant legal liability, which would materially and adversely affect our business, results of operation and financial condition. In addition, a notified body or other competent authority in an EEA country may perform post-marketing audits on our products and premises from time to time. Failure to comply with such requests in a timely manner, and any adverse findings in any such audit, could subject us to suspension or withdrawal of our certificates of conformity, mandatory product recalls and significant legal liability, which would materially and adversely affect our business, results of operation and financial condition.

We were previously subject to certain legal proceedings relating to the ownership of certain assets, including intellectual property. As demonstrated by such proceedings, future claims regarding intellectual property may be costly and time consuming to defend and future claims may delay or prevent the development and commercialization of our products or place our patent portfolio and other proprietary rights at risk.

In June 2008, Biovision AG, a Swiss company, was liquidated in bankruptcy in Switzerland. Vladimir Feingold, our Chief Technology Officer and one of our directors, was a minority owner of Biovision AG and served as its President and Chief Executive Officer. During the bankruptcy auction in Switzerland, Thomke Invest AG, or Thomke, purchased certain assets of Biovision AG with the stated intention of transferring those assets to Biovision Technology AG, which is now Neoptics AG, a competitor developing an alternative corneal inlay surgical lens to treat presbyopia. Disputes arose as to the scope of the purchased assets, the propriety of the Swiss auction, and what persons or entities had superior rights with respect to certain property, data, know-how, processes, and technology relating to a specialized surgically implanted lens to treat presbyopia, which we refer to collectively as the Disputed Assets.

Two competing lawsuits were filed in July 2008. The first lawsuit, which we refer to as the Thomke Action, was filed in the Superior Court of the State of California, County of Orange, by Thomke against Mr. Feingold, Biovision AG, our Visitome, Inc. subsidiary, Zohar Loshitzer, our President and one of our directors, Orchard Capital Corporation, which is owned by Richard Ressler (one of our directors and the controlling shareholder of Presbia Holdings, our controlling shareholder), and Swiss Investment Corporation. In its complaint, Thomke alleged, among other things, wrongful possession of personal property and conversion of the Disputed Assets. The second lawsuit, which we refer to as the Visitome Action, was filed on the same day in the same court by our Visitome, Inc. subsidiary seeking a declaration of rights with respect to the Disputed Assets. In November 2012, Swiss Investment Corporation and Mr. Feingold filed a lawsuit in Switzerland to invalidate certain orders issued by the Swiss Insolvency Office with respect to the Disputed Assets.

The Thomke Action and the Visitome Action were eventually consolidated. On December 12, 2012, the parties to the various lawsuits and certain of their affiliates entered into a settlement agreement to settle the three lawsuits. The parties to the settlement agreement included certain of our affiliates, including Mr. Feingold, Mr. Loshitzer, Visitome, Inc., PresbiBio, LLC, Presbia Holdings and Orchard Capital Corporation. The resulting settlement agreement included, among other things, (i) dismissals (with prejudice) of the three lawsuits, (ii) mutual releases of all matters arising prior to the date of the settlement agreement, including, without limitation, claims regarding the Disputed Assets, (iii) mutual waivers of all known or unknown matters subject to the mutual releases, (iv) mutual covenants not to sue in connection with matters released under the settlement agreement, and (v) acknowledgements and agreements to the terms of the settlement agreement by certain of our other affiliates not party thereto.

We cannot guarantee that we will not be subject to future claims regarding intellectual property. If successful, any such claims could place our patent portfolio and other proprietary rights at risk, which would have a material and adverse effect on our business, results of operations and financial condition. Even if such claims are not successful, they could be costly and time consuming to defend and they could delay or prevent the development and commercialization of our products.

We have a limited operating history and may face difficulties encountered by early stage companies in new and rapidly evolving markets.

Our controlling shareholder, Presbia Holdings, was formed in 2007 and acquired our Visitome, Inc. subsidiary in 2009. Accordingly, we have a limited operating history upon which to base an evaluation of our business and prospects. In assessing our prospects, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly companies engaged in the development and sales of medical devices. These risks include our ability to:

■	manage expectations during the lengthy process of obtaining PMA approval from the FDA;

■	establish and increase awareness of our brand and strengthen customer loyalty;

■	grow our business in targeted markets outside of the United States while awaiting FDA approval;

■	implement and successfully execute our commercialization strategy;

■	respond effectively to competitive pressures and developments;

■	continue to develop and enhance our products in development;

■	obtain regulatory approval to commercialize our products and, when and if approved, enhance those products;

■	expand our global presence;

■	perform clinical research and trials on our existing products and future product candidates;

■	attract, retain and motivate qualified personnel; and

■	raise additional capital, if additional capital is needed, on favorable or acceptable terms.

As a result of these or other risks, our business strategy might not be successful.

We are engaged in an intensely competitive business with competitors that may enjoy significant competitive advantages over us and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

The market for surgical presbyopia correction is intensely competitive, both in and outside of the United States, and competition may increase. In addition to our company, there are at least three companies currently developing competing corneal inlay surgical solutions—AcuFocus, Inc., Revision Optics, Inc. and Neoptics AG. Other non-corneal inlay procedures also offer solutions to presbyopia, including: monovision approaches (whereby one eye, typically the dominant eye, is corrected for distance vision and the other eye is corrected for near vision using glasses, contact lenses or surgical procedures); multifocal approaches (whereby both a distance focus and a near focus are provided at the same time in each eye using glasses, contact lenses, surgically implanted artificial lenses or laser surgery); and accommodating approaches (whereby surgically implanted artificial lenses are designed to mimic the movement of the natural crystalline lens of the eye or techniques are used to attempt to restore the function of the eye’s own accommodative system). Certain companies enjoy competitive advantages over us, including: significantly greater name recognition; established relations with healthcare professionals and customers; established distribution networks; additional lines of products; greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products, and marketing approved products; greater financial and human resources for product development, sales and marketing, and patent litigation; and earlier commencement of U.S. pivotal clinical trials. To compete in this market requires an ongoing, extensive search for technological innovation and the ability to respond to rapid technological change. It also requires, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective patients and medical professionals. A better-financed or lower-cost provider of corneal inlay surgical solutions or a competing vision treatment could take market share away from us or force us to lower product prices, causing our revenues and results of operations to decline materially.

If we do not convince ophthalmic surgeons that our products are attractive alternatives to our competitors’ products as well as a complementary solution to other existing vision correction procedures, we will not be commercially successful.

Ophthalmic surgeons play a significant role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient for presybyopia. As a result, it will be important for us to effectively market our products to them. Acceptance of our products depends on educating ophthalmic surgeons as to the distinctive characteristics, perceived clinical benefits, safety and cost effectiveness of our products as compared to our competitors’ products as well as the utility of our microlens to be used as a complementary procedure to existing surgical treatments for visual problems. It also depends on training ophthalmic surgeons in the proper application of our products. If we are not successful in convincing ophthalmic surgeons of the merits of our products or educating them on the use of our products, they may not use our products and we will be unable to fully commercialize our products or reach profitability. Ophthalmic surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

■	lack of experience with our products;

■	existing relationships with competitors and distributors that sell their products;

■	lack or perceived lack of evidence supporting additional patient benefits;

■	perceived liability risks generally associated with the use of new products and procedures; and

■	the time commitment that may be required for training.

In addition, we believe recommendations and support of our products by influential ophthalmic surgeons are important for market acceptance and adoption. If we do not receive support from such ophthalmic surgeons or long term data does not show the benefits of using our products, ophthalmic surgeons may not use our products. In such circumstances, we may not be able to grow our revenues or achieve profitability.

If we are unable to train ophthalmic surgeons and their clinical staff on the safe and appropriate use of our products, we may be unable to achieve revenue growth or profitability.

An important part of our sales process includes the ability to train ophthalmic surgeons and their clinical staff on the safe and appropriate use of our products. We have very limited experience in training and retaining qualified independent ophthalmic surgeons to perform presbyopia correction surgery using our products. If we are unable to attract ophthalmic surgeons to our training programs, we may be unable to achieve growth or profitability.

There is a learning process involved in ophthalmic surgeons and their clinical staff becoming proficient in the use of our products. It is critical to the success of our commercialization efforts to train a sufficient number of ophthalmic surgeons and to provide them with adequate instruction in the use of our microlens and microlens inserter. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we expect to rely on the trained ophthalmic surgeons to advocate the benefits of our products in the broader marketplace. Convincing ophthalmic surgeons to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you we will be successful in these efforts. If ophthalmic surgeons and their clinical staff are not properly trained, they may misuse or ineffectively use our products. Such uses may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which would have a material adverse effect on our business, results of operations and financial condition.

Our reliance on a single third-party supplier for sales of our microlens outside of the United States and our reliance on a limited number of third-party suppliers for our microlens inserter could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on a single supplier located in Israel (Hanita Lenses) to manufacture and supply our microlens that we sell outside of the United States. This supplier has committed to a guaranteed minimum production level that we believe is adequate to meet our current needs. The agreement with this supplier is set to expire in January 2017. We have manufacturing capacity in Irvine, California, but items manufactured in that facility to date have been used solely for pre-IDE testing in the United States. If our United States facility receives all necessary regulatory registrations, approvals and certifications, we will have redundant manufacturing capacity in the United States, but expect to continue to utilize our existing Israeli supplier for products sold outside of the United States unless and until we determine that it is more efficient to build our own facility outside of the United States. Given the location of our

Israeli supplier, the supply of our microlens could be disrupted if events were to occur in the Middle East that resulted in social, political, economic or military instability. Until such time as our California facility has received all necessary regulatory registrations, approvals and certifications to manufacture products for commercial use, we cannot assure you that we will be able to obtain sufficient quantities of our microlens in the future, which could have a material adverse effect on our business, results of operations and financial condition.

Our microlens inserter is manufactured by a third-party original equipment manufacturer in the United States (Total Titanium, Inc.) and by a third-party original equipment manufacturer in Switzerland (Admec AG). We do not have a guaranteed supply commitment from either of these suppliers. Although we believe that these suppliers will be able to meet our foreseeable needs, we cannot assure you that we will be able to obtain sufficient quantities of our microlens inserter in the future, which could have a material adverse effect on our business, results of operations and financial condition.

For us to be successful, our suppliers must be able to provide us with products in desired quantities, in compliance with regulatory requirements, in accordance with agreed-upon detailed specifications, at acceptable costs and on a timely basis. Reliance on third party suppliers entails risks to which we would not be subject if we manufactured all of our products ourselves, including reliance on the third parties for regulatory compliance and quality assurance, the possibility that products will not be delivered on a timely basis, the possibility of increases in pricing for our products, the possibility of breach of the applicable manufacturing agreement by third parties and the possibility of termination or non-renewal of the agreement by third parties. If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products and could have a material adverse effect on our business, results of operations and financial condition. If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use our competitors’ products. Securing a replacement supplier could be difficult, time-consuming and expensive.

There are a limited number of suppliers and third-party manufacturers that operate under the FDA’s current Good Manufacturing Practices, or cGMP, maintain certifications of the International Standards Organization, or ISO, that are recognized as harmonized standards in the EEA, and have the necessary expertise and capacity to manufacture our products. As a result, if it were necessary to terminate our relationship with our existing suppliers, it may be difficult for us to locate another supplier that could promptly fulfill our anticipated future needs. If we are unable to arrange for third-party manufacturing of our products, or are unable to do so on commercially reasonable terms, our sales may be materially and adversely affected.

We rely on a single third-party supplier to supply the raw material used to manufacture our microlens.

The hydrophilic acrylic material used to manufacture our microlens is supplied to us by a single supplier located in the United Kingdom. We do not have a guaranteed supply commitment from this supplier. Although we believe that such supplier will be able to sufficiently meet our currently anticipated supply needs, we cannot assure you that we will be able to obtain sufficient quantities of the hydrophilic acrylic material in the future, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we would be required to obtain approval from the FDA in the event that we wished to use different material or similar material from a different supplier with respect to any products to be offered and sold in the United States.

The global nature of our business may result in fluctuations and declines in our sales and profits.

Our products are currently available in several countries outside of the United States. Because we have received a CE Mark for our microlens, we have the ability presently to market that product within the EEA and in Switzerland. For the foreseeable future, pending receipt of the necessary FDA approvals to market our products in the United States, we expect that sales outside of the United States will represent 100% of our revenues. We may be exposed to transaction risk because some of our sales and expenses will be incurred in a different currency than the local currency. To date, we have not attempted to offset our exposure to this risk by investing in derivatives or engaging in other hedging transactions.

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside of the United States face a number of risks and potential costs, enjoy less stringent protection of intellectual property and face economic, political and social uncertainty in some countries, especially in emerging markets. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of markets outside of the United States. Our success in markets outside of the United States will depend, in part, on our ability to manufacture products that meet applicable regulatory and commercial requirements, our ability to enforce contractual commitments and our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. Such risks may have a material adverse effect on our operations in any particular country and on our business as a whole. Inflation in emerging markets also may make our products more expensive there and increase the credit risks to which we will be exposed.

If we do not successfully implement our commercialization strategy, our business, results of operations and financial condition will be adversely affected.

We have developed our commercialization strategy based on assumptions about the presbyopia market that might prove to be wrong. We believe that various demographics and industry-specific trends, including adults noticing the onset of presbyopia as they reach their forties, the demands upon our eyes resulting from the increased use of electronic devices and increasing acceptance of eye surgeries as alternatives to reading glasses and contact lenses, will help drive growth in our market and our business, but these demographics and trends are uncertain. Actual demand for our products could differ materially from projected demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if alternative treatments to those offered by our products gain widespread acceptance.

We may not be able to successfully implement our commercialization strategy. To implement our commercialization strategy of initially dealing directly with high volume laser centers performing approximately 10,000 or more procedures annually, we must, among other things, educate the decision-makers within these organizations regarding the advantages of our products and processes, train professionals working in those centers on how to use our products, enter into commercially reasonable agreements with those centers and engage in careful follow-up to capture relevant experience and demonstrate our goal to partner with our laser center customers. Our strategy of focusing exclusively on the presbyopia market may limit our ability to grow. Moreover, even if we successfully implement our commercialization strategy, our operating results may not improve or may decline. We may decide to alter or discontinue aspects of our commercialization strategy and may adopt different strategies due to business or competitive factors not currently foreseen, such as new medical technologies that would make our products obsolete. Any failure to implement our business strategy may materially and adversely affect our business, results of operations and financial condition.

If the market does not accept and endorse presbyopia correction surgery, we will not be able to successfully execute our business plan.

We believe that our profitability and our ability to expand depend to a large extent on the acceptance of vision correction surgeries in general, as well as presbyopia correction surgery specifically, as a safe and effective treatment option. Even if we obtain FDA and other required regulatory approvals, if presbyopia correction surgery does not gain broad market acceptance, our opportunity to achieve profitability and sustained growth will be severely limited. We cannot assure you that presbyopia correction surgery will be accepted widely, if at all, by ophthalmic surgeons, ophthalmologists, optometrists or the general population as an alternative to existing or future methods of treating presbyopia or other refractive vision disorders. Market acceptance depends on a number of factors, including:

■	the efficacy and safety of our products as demonstrated in clinical trials, as well as by actual usage in jurisdictions where our products are authorized for marketing and sale;

■	the clinical indications for which our products are approved if and when approvals are granted;

■	acceptance by ophthalmic surgeons, ophthalmologists, optometrists and ophthalmic centers;

■	third-party publications reporting findings with respect to the efficacy and safety of our products;

■	the potential and demonstrable advantages of our products and of competitive products and processes;

■	relative convenience and ease of administration;

■	the tolerance of our products by patients, including prevalence and severity of side effects; and

■	the effectiveness of our sales and marketing efforts.

Any factor that adversely impacts market acceptance of presbyopia correction surgery will have a negative impact on our business, results of operations and financial condition.

We do not anticipate that our microlens and the procedure to implant our microlens will be reimbursable through private or governmental third-party payors, which could limit market acceptance.

Our microlens and the procedure to implant our microlens are not currently reimbursable through private or governmental third-party payors in any country. In addition, we do not anticipate that our microlens and the procedure to implant our microlens will be reimbursable through private or governmental third-party payors in the foreseeable future. The commercialization of our microlens depends on prospective patients’ ability to cover the costs of our microlens and the implantation procedure. A general regional or worldwide economic downturn could negatively impact demand for our microlens. In the event that medically eligible patients deem the costs of our procedure to be prohibitively high or consider alternative treatment options to be more affordable, our business, results of operations and financial condition would be negatively impacted.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our ability to utilize our federal net operating loss, carryforwards and federal tax credit may be limited under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code. The limitations apply if an “ownership change,” as defined by Section 382, occurs. Generally, an ownership change occurs if the percentage of the value of the stock that is owned by one or more direct or indirect “five percent shareholders” increases by more than 50 percentage points over their lowest ownership percentage at any time during the applicable testing period (typically three years). If we have experienced an “ownership change” at any time since our formation, we may already be subject to limitations on our ability to utilize our existing net operating losses and other tax attributes to offset taxable income. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change” and, consequently, Section 382 and 383 limitations. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We may not be able to achieve a competitive worldwide effective corporate tax rate.

We cannot give any assurance as to what our effective tax rate will be, because of, among other things, uncertainty regarding the geographic mix of any income we generate and the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate, which may negatively impact our business, results of operations and financial condition.

Presbia PLC and Presbia Ireland, Limited are incorporated in and resident for tax purposes in Ireland. Accordingly, they are subject to Irish corporation tax on their worldwide income and gains. The current rates of Irish corporation tax are 12.5% for certain trading income, 25% for all other income, and 33% for capital gains. It is anticipated that we will be subject to the lower rate of Irish corporation tax applicable to our trading income (currently 12.5%) on the basis that we will be carrying on a trade in Ireland for Irish tax purposes. However, we cannot guarantee that our activities in Ireland will qualify for trading status. There is no comprehensive definition of what constitutes “trading” for Irish tax purposes, and whether or not a company is carrying on a trade in Ireland for Irish tax purposes is determined on the facts of each individual case. Consequently, we cannot assure you that the Irish Revenue (Tax) authorities would accept our trading status for Irish tax purposes. If it is determined that we are not in fact carrying on a trade in Ireland for Irish tax purposes, our income in Ireland could be subject to a 25% tax rate, including future royalty income from the U.S. market.

We depend on key employees, the loss of which could substantially damage our business and our ability to compete.

We depend on the continued service of our chief technology officer, Vladimir Feingold, and other key employees. The loss of a key employee could hurt our business substantially. Mr. Feingold is an employee at will and is not subject to a non-compete obligation. We could be particularly damaged if he or any other key employee or employees went to work for our competitors. Our future success depends on our ability to identify, attract, train, motivate and retain other highly skilled personnel. Failure to do so may adversely affect our results. Other than with respect to Mr. Feingold, we do not maintain insurance policies to cover the cost of replacing the services of any of our key employees who may unexpectedly die or become disabled.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, and the failure to manage any acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time, we expect to consider opportunities to acquire or make investments in other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions and strategic investments involve numerous risks, including:

■	problems assimilating the purchased technologies, products or business operations;

■	issues maintaining uniform standards, procedures, controls and policies;

■	unanticipated costs associated with acquisitions;

■	diversion of management’s attention from our core business;

■	adverse effects on existing business relationships with suppliers;

■	risks associated with entering new markets in which we have limited or no experience;

■	potential loss of key employees of acquired businesses; and

■	increased legal and accounting compliance costs.

We have no current commitments or intentions with respect to any acquisition or investment. We do not know if we will be able to identify suitable acquisitions, complete any such acquisitions on favorable terms or at all, successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to grow through acquisitions successfully depends upon our ability to identify, negotiate, complete and integrate suitable target businesses and to obtain any necessary financing. These efforts could be expensive and time-consuming, and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, products or technologies effectively, our business, results of operations and financial condition would be materially and adversely affected.

We may need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 31, 2013, we had 21 full-time employees. Whether or not we grow by acquisition or internal growth, we expect that it will be necessary to expand our managerial, operational, financial and other resources in order to manage our operations and clinical trials, continue our development activities and fully commercialize our products. Our systems currently in place may not be adequate to support this future growth. Our need to effectively execute our business strategy requires that we:

■	manage our clinical trials effectively;

■	provide substantial support to ophthalmic centers at the time that we enter into contractual relationships with them and provide ongoing support even after the centers are fully trained;

■	manage our internal development efforts effectively;

■	continue to improve our operational, financial and management controls, reporting systems and procedures; and

■	identify, recruit, maintain, motivate and integrate additional employees.

If we are unable to expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business, results of operations and financial condition would be materially and adversely affected.

We may be subject to costly product liability claims related to our clinical trials and products and, if we are unable to obtain adequate insurance or are required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage, a material liability claim could adversely affect our financial condition.

We face the risk that the use of our products may result in adverse side effects to patients in our clinical trials. We face even greater risks in connection with the commercialization of our products, including our current sales outside of the United States. Although we maintain product liability insurance and request that laser centers and hospitals offering our products, and the physicians at such facilities, maintain product liability insurance, any such insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer, and we may be required to increase our product liability insurance coverage for trials that we initiate in the future. We do not know whether we will be able to continue to obtain product liability coverage and obtain expanded coverage if we require it, on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage. To the extent that we provide indemnities in favor of third parties under our agreements with them, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against us alleging that one of our products caused an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

■	withdrawal of clinical trial volunteers, investigators, patients or trial sites;

■	difficulties in commercializing our products;

■	decreased demand for our products;

■	regulatory investigations that could require costly recalls or product modifications;

■	loss of revenues;

■	substantial costs of litigation;

■	liabilities that substantially exceed our product liability insurance, which we would then be required to pay ourselves;

■	an increase in our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

■	the diversion of management’s attention from our business; and

■	damage to our reputation and the reputation of our products.

Product liability claims may subject us to the foregoing and other risks, which could have a material adverse effect on our business, results of operations and financial condition.

If we use biological and hazardous materials in a manner that causes injury or violates applicable laws or regulations, we could be liable for damages.

Our activities currently require the controlled use of potentially harmful biological materials and hazardous materials and chemicals. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, a variety of federal, state and non-U.S. environmental and pollution control laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become increasingly significant and could have a material adverse effect on our business, results of operations and financial condition. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or other governmental regulations, to provide accurate information to the FDA or other governmental authorities, to comply with manufacturing standards we have established or to report financial information or data accurately. Employee misconduct could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our sales volumes and our operating results may fluctuate from quarter to quarter, which may make our performance more difficult to understand and may make our future performance more difficult to predict.

We may experience meaningful variability in our sales and operating expenses among quarters, as well as within each quarter, as a result of a number of factors, including, among other things:

■	the timing of or failure to obtain regulatory approvals or clearances for products;

■	the number of products sold in the quarter;

■	the demand for, and pricing of, our products and the products of our competitors;

■	costs, benefits and timing of new product introductions;

■	increased competition;

■	the availability and cost of components and materials;

■	the number of selling days in the quarter; and

■	impairment and other special charges.

Such quarterly fluctuations may make it difficult to understand our performance and predict our future performance.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2015. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are analyzing the computer systems processes and related documentation necessary to perform the evaluations needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

■	faulty human judgment and simple errors, omissions or mistakes;

■	fraudulent action of an individual or collusion of two or more people;

■	inappropriate management override of procedures; and

■	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the price of our ordinary shares to decline.

When we cease to be an “emerging growth company” under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our ordinary shares to decline.

We expect to incur significant costs as a result of being a public company, which may adversely affect our operating results and financial condition.

We expect to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC, and the NASDAQ listing rules. These rules and regulations are expected to increase our accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements and we expect those costs to increase in the future. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, or our Board, committees of our Board, or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We will depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, compliance, purchasing and inventory management. While we will attempt to mitigate interruptions, we may experience difficulties in implementing certain upgrades, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the implementation of our information technology systems, we may not be able to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, general liability insurance, property insurance and workers’ compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results could be materially and adversely affected. Likewise, if any of our current providers should no longer be able to provide coverage to us, we may not be able to find another provider that provides comparable coverage for comparable costs, which could impact our coverage and materially and adversely affect our operating results.

Risks Related to our Regulatory Requirements

Our products are subject to extensive governmental regulation both in the United States and in other countries, and our failure to comply with applicable requirements could cause our business to suffer.

Our products are subject to extensive regulation by the FDA and various other federal, state and non-U.S. governmental authorities, such as the competent authorities of the countries of the EEA and other countries in which we currently have marketing approval and/or conduct operations. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

■	design, development and manufacturing;

■	testing, labeling, content and language of instructions for use and storage;

■	clinical trials;

■	product safety;

■	marketing, sales and distribution;

■	regulatory approvals and clearances, including premarket approval and clearance;

■	conformity assessment procedures;

■	product traceability and record keeping procedures;

■	advertising and promotion;

■	product complaints, complaint reporting, recalls and field safety corrective actions;

■	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

■	post-market studies; and

■	product import and export.

Failure to comply with applicable laws and regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

■	delays in the introduction of products into the market;

■	warning letters;

■	injunctions;

■	fines and other civil penalties;

■	termination of distribution;

■	recalls or seizures of products;

■	total or partial suspension of production;

■	refusal of the FDA or other regulators to grant necessary approvals or clearances;

■	withdrawals or suspensions of then current approvals or clearances, resulting in prohibitions on sales of our products;

■	withdrawal of the CE Certificates of Conformity granted by the notified body or delay in obtaining these certificates; and/or

■	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.

We are subject to complex regulations which have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Our current products are Class III devices under the U.S. Food, Drug and Cosmetic Act, or FDCA, and thus subject to more stringent regulatory controls than other medical devices. Before we can market or sell our microlens and our microlens inserter in the United States, we must obtain approval of a PMA application from the FDA. Our Investigational Device Exemption, or IDE, enables us to use our microlens and our microlens inserter in clinical studies in order to begin to collect safety and effectiveness data for the PMA application. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as implantable devices, as well as life-sustaining and life-supporting devices. The process of obtaining a PMA generally takes from one to four years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. We do not expect to receive our PMA any earlier than the first quarter of 2019.

Future products that we may develop, as well as material modifications to our existing products, will require a new PMA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. Outcomes under the PMA process are difficult to predict, as are the time and expense associated with that process. Further, even if any of our future products do not require a PMA, we cannot assure you that we will be able to obtain clearances under Section 510(k) of the FDCA, or 510(k) clearances, which is a less onerous approval process than the PMA process, with respect to those products.

The FDA can delay, limit or deny approval or clearance of a device for many reasons, including:

■	our inability to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended uses;

■	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

■	the manufacturing process or facilities we use may not meet applicable requirements.

Significant delays in receiving approval or clearance, or the failure to receive approval or clearance for our products, would adversely affect our ability to generate revenues and negatively impact our business, results of operations and financial condition.

In addition, the FDA may change its approval and clearance policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay approval or clearance of our products under development or impact our ability to modify any products that may be approved or cleared. For example, in 2011, the FDA announced a Plan of Action to modernize and improve the FDA’s premarket review of medical devices, and has implemented, and continues to implement, reforms intended to streamline the premarket review process. In addition, as part of the U.S. Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the U.S. Congress enacted several reforms entitled “Medical Device Regulatory Improvements” and additional miscellaneous provisions which will further affect medical device regulation both pre- and post-approval. Any change in the laws or regulations that govern the approval and clearance processes relating to our current and future products could make it more difficult and costly to obtain approval or clearance for new products, or to produce, market and distribute existing products.

Any delay in, or failure to receive or maintain, approval or clearance for our products under development could prevent us from generating revenue in the United States from these products or achieving profitability. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some ophthalmic surgeons from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

In addition, even if we obtain the proper regulatory approval or clearance to market a product, the FDA has the power to require us to conduct post-market surveillance systems, which are designed to identify adverse events, device malfunctions or complaints from patients implanted with the device during a specified period after the commencement of commercial use in the United States. The FDA may also require us to conduct post-marketing studies to further monitor the safety and/or efficacy of our products. Failure to conduct required surveillance systems or studies in a timely manner could result in the revocation of the PMA approval or 510(k) clearance for the product that is subject to such a requirement and could also result in the recall or withdrawal of the product, which would prevent us from generating sales from that product in the United States.

In order to be placed on the market within the EEA, medical devices must meet the essential requirements set out in the relevant medical device legislation. The principal legislation regulating general medical devices in the EEA is Directive 93/42/EEC, referred to herein as the EU Medical Devices Directive. In the case of low risk (Class I) medical devices, such as our microlens inserter, the manufacturer may self-certify conformity with the EU Medical Devices Directive by issuing a declaration of conformity. In the case of medium to high risk (Class IIa, IIb and III) medical devices, including our microlens which is a Class IIb medical device, the certificate of conformity issues from a notified body. Where a medical device meets the essential requirements set out in the EU Medical Devices Directive and complies with the appropriate conformity assessment procedure, based on the classification of the medical device, a declaration or certificate of conformity will issue and a CE Mark may then be affixed to the product. Once a CE Mark has been affixed to the medical device, it may then be placed on the market in any country within the EEA and Switzerland (subject to certain localized registration and language requirements).

In February 2010, we received a certificate of conformity from our notified body for our microlens allowing the CE Mark to be affixed to our microlens. In May 2013, we issued a declaration of conformity for our microlens inserter allowing the CE Mark to be affixed to our microlens inserter. We have also obtained an ISO 13485 quality system certification, which confirms that our medical device manufacturing quality management system is compliant with globally recognized standards set forth by the International Organization for Standardization. We are required to keep up-to-date and remain compliant with the most recently issued standards. In order to maintain our certificate of conformity and CE Mark, we must continue to comply with the EU Medical Devices Directive and pass annual facilities audit inspections by an inspection agency of the EEA to ISO 13485 standards. In addition, a notified body or other competent authority in an EEA country may perform post-marketing audits on our products and premises from time to time. Failure to comply with such requests in a timely manner, and any adverse findings in any such audit, could result in the withdrawal of our certificate of conformity and our CE Mark, and the recall or withdrawal of our products from the EEA market. Each certificate of conformity may be valid for a maximum of five years but would typically be valid for three years. Our existing certificate of conformity for our microlens is valid until November 2014. At the end of each period of validity, we are required to apply to the notified body for a renewal of our certificate of conformity. There may be delays in the renewal of our certificate of conformity and the notified body may require modifications to our products or to the related technical files before it agrees to issue a new certificate of conformity.

On September 26, 2012, the European Commission adopted a package of legislative proposals designed to replace the existing regulatory framework for medical devices in the EEA. The European Commission’s proposals may undergo significant amendments as they are reviewed by the European Council and European Parliament as part of the EEA legislative process. If and when adopted, the proposed new legislation may prevent or delay the EEA approval or clearance of any future products we may develop or impact our ability to modify currently EEA approved or cleared products on a timely basis.

The United States, in which we are seeking marketing approval, those countries which recognize our CE mark, and those other countries in which we have marketing approval, collectively, only represent a portion of the worldwide presbyopic population. To market and sell our products in other countries, including those countries that may represent a substantial portion of the worldwide presbyopic population, we must seek and obtain regulatory approvals, certifications and/or registrations and comply with the laws and regulations of those countries. These laws and regulations, including the requirements for approvals, certifications and/or registrations and the time required for regulatory review, vary from country to country. Obtaining and maintaining regulatory approvals, certifications and/or registrations are expensive, and we cannot be certain that we will receive regulatory approvals, certifications and/or registrations in any country for which we have yet to receive such approvals, certifications and/or registrations or that we will be able to maintain any regulatory approvals, certifications and/or registrations that we currently possess. If we fail to obtain or maintain regulatory approvals, certifications and/or registrations in any country in which we plan to market our products, our ability to generate revenue will be harmed.

Failure to comply with applicable laws and regulations could jeopardize our ability to sell our products and result in a variety of enforcement actions, all of which would negatively impact our business, results of operations and financial condition.

Modifications to our products may require new premarket approvals or may require us to cease marketing or recall the modified products until approvals are obtained.

Any modification to a PMA-approved device that could significantly affect its safety or effectiveness, including significant design and manufacturing changes, or that would constitute a major change in its intended use, design or manufacture, may require approval of a new PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new approvals are necessary. If the FDA disagrees with any determination that we may make in the future and requires us to seek new PMA approvals for modifications to any previously approved or cleared products for which we have concluded that new approvals are unnecessary, we may be required to cease marketing or distribution of our products or to recall the modified product until we obtain approval, and we may be subject to significant regulatory fines or penalties. We have commenced the development of a disposable microlens inserter and a pre-loaded disposable microlens inserter which may require an additional PMA.

In the EEA, we are required to inform the notified body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned changes to our quality system or changes to our devices which could affect compliance with the essential requirements set forth in EU Medical Devices Directive or the devices’ intended purpose. The notified body will then assess the changes and verify whether they affect the products’ conformity with the essential requirements set forth in the EU Medical Devices Directive or the conditions for the use of the device. If the assessment is favorable, the notified body will issue a new CE Certificate of Conformity or an addendum to the existing CE Certificate of Conformity attesting compliance with the essential requirements set forth in the EU Medical Devices Directive. If it is not, we may not be able to continue to market and sell the product in the EEA.

We may fail to obtain or maintain regulatory approvals to market our products in countries outside of the United States.

We have commenced the marketing of our products outside of the United States and intend to expand our non-U.S. marketing. Each jurisdiction that we target for commercialization of our products requires regulatory approvals and compliance with numerous and sometimes varying regulatory requirements. In addition to the countries in which we currently have marketing approval, we are seeking regulatory approval or clearance to market our products in Russia, South Korea and other key markets. The approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain clearance or approval in the United States and the necessary CE Certificates of Conformity in the EEA countries.

Approval or clearance in the United States and/or a CE Certificate of Conformity in the EEA countries does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one regulatory authority does not ensure approval or certification by regulatory authorities in other countries or by the FDA. Any non-U.S. regulatory approval or certification process may include similar risks associated with obtaining FDA clearance or approval. In addition, some countries only approve or certify a product for a certain period of time, in which case we will be required to re-approve or re-certify our products in a timely manner prior to the expiration of our prior approval or certification. We may not obtain regulatory approvals that we seek on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive or maintain necessary approvals to commercialize our products in any market. If we fail to receive or maintain necessary approvals or certifications to commercialize our products in any non-U.S. jurisdiction on a timely basis, or at all, or if we fail to have our products re-approved or re-certified, our business, results of operations and financial condition could be adversely affected.

If we or our suppliers fail to comply with ongoing EEA and FDA or other regulatory authority requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain approval or clearance, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and other U.S. and non-U.S. regulatory authorities. In particular, we and our third-party suppliers will be required to comply with the FDA’s Quality System Regulation, or QSR. In EEA countries, compliance with harmonized standards is also recommended as this is often interpreted as a presumption of conformity with the relevant essential requirements set forth in Annex I to the EU Medical Devices Directive. These FDA regulations and EU standards cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. Compliance with harmonized standards in the EEA is also subject to regular review through the conduct of inspections by notified bodies or other certification bodies. If we, or our suppliers, fail to adhere to QSR requirements in the United States or other harmonized standards in the EEA, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances and CE Certificates of Conformity, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our business, financial conditions or results of operations.

In addition, the FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The failure by our company or any of our suppliers to comply with applicable statutes and regulations administered by the FDA, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in any of the following enforcement actions:

■	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

■	unanticipated expenditures to address or defend such actions;

■	customer notifications or repair, replacement, refunds, recalls, detention or seizure of our products;

■	operating restrictions or partial suspension or total shutdown of production;

■	refusal of or delaying our requests for PMA approval of new products or modified products;

■	withdrawing PMA approvals that have already been granted;

■	refusal to grant export approval for our products; or

■	criminal prosecution.

Any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Outside the EEA and the United States, our products and operations are required to comply with standards set by the applicable regulatory authorities in each jurisdiction that we target for commercialization of our products, and those standards, types of evaluation and scope of review differ among such regulatory authorities. We intend to comply with the standards enforced by such regulatory authorities as needed to commercialize our products. If we fail to comply with any of these standards adequately, a regulatory authority may take adverse actions similar to those within the power of a notified body or competent authority or the FDA. Any such action may harm our reputation and business, and could have an adverse effect on our business, results of operations and financial condition.

If our products, or the malfunction of our products, cause or contribute to a serious injury or a death, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a serious injury or death or has malfunctioned in a way that would likely cause or contribute to serious injury or death if the malfunction of the device or a similar device were to recur. All manufacturers placing medical devices in the market in the EEA are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the competent authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant competent authority would file an initial report, and there would then be a further inspection or assessment if there were particular issues. This would be carried out either by the competent authority or it could require that the notified body carry out the inspection or assessment.

Any such adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our business, results of operations and financial condition.

In the EEA, we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the EEA countries, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its European Authorized Representative to its customers and/or to the end users of the device through Field Safety Notices.

Our products may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of governmental authorities, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

Governmental authorities, including the FDA, have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. In addition, non-U.S. governmental authorities have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, product failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and would have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to reach profitability.

We will rely on third parties to conduct our clinical trials and assist us with pre-clinical development. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for, or commercialize, our products.

We will rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials and to assist in the preparation of our PMA submissions. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance or approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

Our ongoing research and development, pre-clinical testing, clinical trial and post-market evaluation activities will be subject to extensive regulation and review by numerous governmental authorities, both in and outside of the United States. We are currently conducting pre-and post-market clinical studies of our products, and will be launching a substantial clinical study under our IDE for our microlens and microlens inserter, to gather information about these products’ safety, efficacy or optimal use. In the future we may conduct clinical trials to support approval of new products. All such clinical studies must be conducted in compliance with applicable regulations or the applicable regulatory authorities may take enforcement action. The data collected from these clinical studies may ultimately be used to support market clearance for these products. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that the applicable regulatory authorities and notified bodies will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our products and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product’s profile.

We may be subject to enforcement action if we engage in improper marketing or promotion of our products.

The marketing and promotion of our products is subject to EEA Member States laws implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. In addition, we are subject to EU and national Codes of Conduct. These laws and Codes of Conduct may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Further, once our products are approved, our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or off-label, use. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an off-label use. In that event, our reputation could be damaged and adoption of the products could be impaired. In addition, the off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.

Regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory approval or clearance of our products and to produce, market and distribute our products after approval or clearance is obtained.

FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of, or failure to receive, regulatory approvals or clearances for our products would have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

We may become subject to third parties’ claims alleging infringement of their patents and proprietary rights or seeking to invalidate our patents or proprietary rights, or we may need to become involved in lawsuits to protect or enforce our patent portfolio, which could be costly, time consuming, delay or prevent the development and commercialization of our products, or put our patent portfolio and other proprietary rights at risk.

Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the medical device industry is common. For example, we were previously a party to legal proceedings relating to the ownership of certain assets, including intellectual property. See “Risks Related to Our Business—We were previously subject to certain legal proceedings relating to the ownership of certain assets, including intellectual property. As demonstrated by such proceedings, future claims regarding intellectual property may be costly and time consuming to defend and future claims may delay or prevent the development and commercialization of our products or place our patent portfolio and other proprietary rights at risk.” We may be subject to third-party claims in the future that would cause us to incur substantial expenses and which, if successful, could cause us to pay substantial damages. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our research, development, manufacturing or sales activities relating to the product that is the subject of the suit may be delayed or terminated. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the claimant, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our products, or forced to modify such products, or to cease some aspect of our business operations, which could harm our business significantly.

U.S. and non-U.S. issued patents and pending patent applications controlled by third parties may relate to areas in which we are developing products. In such an instance, because all issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries, issued patents held by others that claim our products or technology may limit our freedom to operate unless and until those patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction, if we do not obtain a license or other right to practice the claimed inventions. Pending patent applications controlled by third parties may result in additional issued patents claiming our products and technology. In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics claimed by our patent applications or patents, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine the priority of invention. An unfavorable outcome could require us to attempt to license rights from the prevailing party, or to cease using the related technology or developing or commercializing the related product candidate. We may also become involved in opposition proceedings in the European Patent Office regarding our intellectual property rights with respect to our products and technology.

Competitors may infringe our patent rights, or misappropriate or violate our other intellectual property rights. To counter infringement or unauthorized use, we may find it necessary to file infringement or other claims to protect our intellectual property rights. In addition, in any infringement proceeding brought by us against a third party to enforce our rights, a court may decide that a patent of ours is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the basis that our patent does not cover the technology in question. An adverse result in any such litigation proceeding could put our patent protections at risk of being invalidated or interpreted narrowly, which could open us up to additional competition and have a material adverse effect on our business.

The cost to us of any patent litigation or other proceedings, such as interference proceedings, which are meant to determine who first invented any of the claims covered by the patent, even if resolved in our favor, could be substantial. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than us because of their substantially greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, there could be a substantial adverse effect on the price of our ordinary shares. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also require significant time and attention of management and technical staff, which may materially and adversely impact our financial position and results of operations. Furthermore, because of the substantial amount of discovery required in connection with most intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our proprietary rights may not adequately protect our technologies and product candidates. If we are unable to protect our product candidates and our intellectual property rights, our position in the market may be materially and adversely affected.

Our commercial success may depend on our ability to obtain patents and maintain adequate protection for our technologies, intellectual property and product candidates in the United States and other countries. As of December 31, 2013, our patent portfolio consisted solely of one issued U.S. patent, seven pending U.S. patent applications and additional pending patent applications in other countries, which, as a whole, include claims relating to our microlens and microlens inserter. There is no guarantee that any of our patent applications will result in issued patents, or that any patents, if issued, will include claims that are sufficiently broad to cover our existing products or products in development, or to provide meaningful protection from our competitors. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets within our organization. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our position in the market.

We have applied for patents covering both our technologies and the products we are developing. We may fail to apply for patents on important technologies or products in development in a timely fashion, or at all. Our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. Moreover, the patent positions of many medical device companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patent portfolio cannot be predicted with certainty. In addition, we cannot guarantee you that:

■	we were the first to make the inventions covered by our issued patent and our pending patent applications;

■	we were the first to file patent applications for these inventions;

■	others will not independently develop similar or alternative technologies or duplicate any of our technologies by inventing around our claims;

■	a third party will not challenge our proprietary rights, and, if challenged, that a court will hold that our existing or future patents are valid and enforceable;

■	any patents issued to us will cover our products as ultimately developed, or provide us with any competitive advantages;

■	we will develop additional proprietary technologies that are patentable; or

■	the patents of others will not have an adverse effect on our business.

In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, United States President Obama signed the America Invents Act which codifies several significant changes to the U.S. patent laws, including, among other things, changing from a “first to invent’ to a “first inventor to file” system, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, eventually eliminating interference proceedings while maintaining derivation actions, and creating a post-grant opposition process to challenge patents after they have issued. The effects of these changes are currently uncertain as the USPTO must still implement various regulations, and the courts have yet to address any of these provisions in the context of a dispute. Further, we have not assessed the applicability of that Act and new regulations on the specific patent and patent applications discussed herein.

Restrictions on our patent rights relating to our products may limit our ability to prevent third parties from competing against us.

Our success will depend, in part, on our ability to obtain and maintain patent protection for our products, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. We cannot be certain that the claims in our patent applications to inventions covering our current or future products will be considered patentable by the USPTO and courts in the United States or by the patent offices and courts in countries outside of the United States.

We have filed a method-of-use patent application and may file additional method-of-use patent applications in the future. This type of patent protects the use of the product only for the specified method and does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if these competitors do not actively promote their product for our targeted indication, ophthalmic surgeons and ophthalmologists may use these products “off-label.” Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is difficult to prevent or prosecute.

Patent applications in the United States and most other countries are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, we cannot be certain that we and the inventors of the issued patents and applications that we may in-license were the first to conceive of the inventions covered by such patents and pending patent applications or that we and those inventors were the first to file patent applications covering such inventions. Also, patent protection may lapse before we manage to obtain commercial value from patents that we may obtain, which might result in increased competition and materially affect our position in the market.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products and technologies throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our future products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in jurisdictions outside of the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of any patent issued to us or the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in jurisdictions outside of the United States could result in substantial cost and divert our efforts and attention from other aspects of our business.

Obtaining and maintaining our patents depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors may be able to enter the market earlier than would otherwise have been the case.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and, if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Although no claims against us are currently pending, we may be subject to claims that our employees or our company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of the former employers of our employees. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a significant distraction to management.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we will also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, contract manufacturers, consultants and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to this Offering and the Ownership of Ordinary Shares

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

We anticipate that our available funds, including the expected net proceeds of this offering, will be sufficient to meet our cash needs for at least the next 18 months. We may, however, need, or could elect to seek, additional financing at any time. At this time, we cannot predict whether revenues from sales of our products in markets outside of the United States, together with the net proceeds from this offering, will be sufficient to finance our cash needs, in which case we may be required to seek additional financing, through public or private equity offerings, debt offerings, credit agreements or otherwise. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and the condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

■	develop or enhance our product portfolio;

■	continue to expand our development, sales and marketing teams;

■	acquire complementary technologies, products or businesses;

■	expand our operations in the United States or outside of the United States;

■	hire, train and retain employees;

■	respond to competitive pressures or unanticipated working capital requirements; or

■	continue our operations.

Any of the foregoing factors could materially and adversely affect our business, results of operations and financial condition.

We believe that we may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. Holders to adverse U.S. federal income tax consequences.

Although neither we nor any of our subsidiaries was a PFIC in 2013 or any prior taxable year, we believe that we may be a PFIC for U.S. federal income tax purposes in the current taxable year and for foreseeable future taxable years. A PFIC generally is a foreign corporation if either at least (i) 75% of its gross income is “passive income,” (the “PFIC Income Test”) or (ii) 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income (the “PFIC Asset Test”). The proceeds from this offering would be a passive asset under these rules, and if substantial enough, may cause us to meet the PFIC Asset Test for the taxable year that includes this offering (and in later years if we are not deploying the cash at a rate that would allow us to avoid meeting the PFIC Asset Test in such later years). If we are a PFIC in any taxable year in which you hold shares and you are a U.S. Holder, we always will be a PFIC with respect to your stock ownership (subject to the QEF election discussed immediately below) unless you make an election to “purge” PFIC status as of the beginning of the first taxable year that we are not a PFIC (a year in which do not meet the PFIC Income Test or the PFIC Asset Test) or the first taxable year that you make a QEF election, if such election is made after the first year in which you held our shares and in which we are a PFIC, all as discussed further below. If we are a PFIC and you are a U.S. Holder and do not make a Qualified Electing Fund election, or QEF election, with respect to us or a mark-to-market election with respect to our ordinary shares, you will be subject to adverse tax consequences, including deferred tax and interest charges with respect to certain distributions on our ordinary shares, any gain realized on a disposition of our ordinary shares and certain other events. The effect of these adverse tax consequences could be materially adverse to you. If you are a U.S. Holder and make a valid, timely QEF election for us, you will not be subject to those adverse tax consequences, but could recognize taxable income in a taxable year with respect to our ordinary shares in excess of any distributions that we make to you in that year, thus giving rise to so-called “phantom income” and to a potential out-of-pocket tax liability. If we are a PFIC with respect to any tax year, we will provide information to all electing shareholders needed to comply with the QEF election in time for each electing shareholder to make and maintain a timely QEF election, taking into account available extensions. If you are a U.S. Holder and make a valid, timely mark-to-market election with respect to our ordinary shares, you will recognize as ordinary income or loss in each year that we are a PFIC an amount equal to the difference between your basis in our ordinary shares and the fair market value of the ordinary shares, thus also possibly giving rise to phantom income and a potential out-of-pocket tax liability. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income. We believe that one or more of our subsidiaries may be PFICs in the current taxable year and for foreseeable future taxable years based on their current and projected assets and income; also, we may form or acquire a subsidiary that is a PFIC in the future. In such event, U.S. Holders will also need to make the QEF election with respect to each such subsidiary in order to avoid the adverse tax consequences described above. We intend to provide on a timely basis all information necessary for U.S. Holders to make the QEF election with respect to any of our subsidiaries that may be classified as a PFIC in any tax year. U.S. Holders should also be aware that the mark-to-market election generally will not be available with respect to any of our subsidiaries that is a PFIC, rendering such election less beneficial to U.S. Holders than the QEF election. See “Tax Matters—Material United States federal income tax consequences to U.S. Holders—Passive foreign investment company status and related tax consequences.” We will determine on an annual basis whether we will be a PFIC with respect to any taxable year. As noted above, if we are a PFIC in any taxable year in which you own shares and you are a U.S. holder, we will remain a PFIC with respect to your stock ownership unless you make a “purging election.” The resulting liability from such an election could be substantial.

If the IRS determines that we are not a PFIC, and you previously paid taxes pursuant to a QEF election or a mark-to-market election, you may pay more taxes than you legally owe.

If the U.S. Internal Revenue Service, or IRS, makes a determination that we are not a PFIC and you previously paid taxes pursuant to a QEF election or mark-to-market election, then you may have paid more taxes than you legally owed due to such election. If you do not, or are not able to, file a refund claim before the expiration of the applicable statute of limitations, you will not be able to claim a refund for those taxes.

An active, liquid and orderly trading market for our ordinary shares may not develop and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. Although we have applied to list our ordinary shares on The NASDAQ Global Market, an active, liquid, and orderly trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our ordinary shares was determined through negotiations between us and the underwriters. The initial public offering price may not be indicative of the market price for our ordinary shares after this offering. Investors may not be able to sell their ordinary shares at or above the initial public offering price or at the time that they would like to sell.

Our share price may be volatile and the market price of our ordinary shares after this offering may drop below the price you pay in this offering.

The market price for our ordinary shares could be subject to significant fluctuations after this offering and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

■	announcements regarding the initiation, timing, progress or results of our clinical trials, post-market evaluation studies, research and development programs and commercialization efforts;

■	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

■	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

■	third-party publications reporting findings with respect to the efficacy and safety of our products;

■	difficulties in establishing relationships with high-volume refractive laser centers;

■	actual or anticipated changes in our growth rate;

■	announcements of technological innovations or new offerings by us or our competitors;

■	our announcement of actual results for a fiscal period that are worse than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

■	changes in estimates of our financial results or recommendations by securities analysts;

■	failure of any of our products to achieve or maintain market acceptance;

■	changes in market valuations of similar companies;

■	success of competitive products or services;

■	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

■	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

■	regulatory developments in the United States or other countries;

■	actual or threatened litigation involving us or our industry;

■	additions or departures of key personnel;

■	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

■	further issuances of ordinary shares by us;

■	sales of ordinary shares by our shareholders;

■	repurchases or redemptions of ordinary shares; and

■	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our shares shortly following this offering. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and you may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Any such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

A significant portion of our total issued shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

If our controlling shareholder sells, or indicates an intention to sell, or if our controlling shareholder distributes our shares to its equity holders and those equity holders sell or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. Based on our issuing an aggregate of 20,040,000 ordinary shares to Presbia Holdings upon consummation of the Reorganization Transactions and assuming no exercise of the underwriters’ option to subscribe for additional ordinary shares, we will have issued an aggregate of approximately                     ordinary shares upon consummation of this offering. Of these shares, only the ordinary shares issued by us in this offering, plus any shares issued upon exercise of the underwriters’ option to subscribe for additional shares, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering. The underwriters may, however, in their sole discretion, permit the controlling shareholder to sell shares prior to the expiration of its lock-up agreement.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional                     ordinary shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, with respect to shares held by our controlling shareholder. In addition, ordinary shares that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for issue in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 under the Securities Act and, in any event, we plan to file a registration statement permitting ordinary shares issued on exercise of options to be freely sold in the public market. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

Our controlling shareholder will be entitled to rights with respect to the registration of its shares under the Securities Act, subject to the lock-up agreement described above. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. In addition, after the lock-up agreements described above expire, our controlling shareholder, our directors and our executive officers may establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our ordinary shares. Any sales of ordinary shares by these shareholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares.

Acquirers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our issued ordinary shares immediately after this offering. Therefore, if you acquire our ordinary shares in this offering, you will incur immediate dilution of $             in net tangible book value per share from the price you paid, assuming we offer our shares at $            , the midpoint of the estimated price range set forth on the cover of this prospectus. In addition, following this offering, acquirers of ordinary shares in this offering will have contributed     % of the total consideration paid by our shareholders to acquire our ordinary shares, but only own     % of our outstanding ordinary shares. Moreover, we intend to issue options covering an aggregate of                     ordinary shares to certain persons with an exercise price equal to the price to the public of our ordinary shares sold in this offering. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our management will have broad discretion over the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds to us from this offering to advance our microlens and our microlens inserter through our U.S. staged pivotal clinical trial, to fund our efforts to expand the number of high-volume refractive laser centers with which we do business, to fund research and development, to pursue regulatory approvals that we require in the United States and in other countries, for working capital and for general corporate purposes. However, due to the uncertainties inherent in the clinical trial and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our expenditures will depend upon numerous factors, including the success of our clinical trials, the timing of regulatory submissions and the amount of cash generated by our sales outside of the United States. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering.

Our controlling shareholder will continue to have substantial control over us after this offering and will beneficially own 20,040,000 of our issued ordinary shares, representing approximately     % of our issued ordinary shares, which could delay or prevent a change in corporate control.

After this offering, Presbia Holdings, a Cayman Islands corporation which is controlled, directly and/or indirectly, by Richard Ressler, will beneficially own all of the shares of Presbia PLC held by Presbia Holdings, or 20,040,000 ordinary shares, representing approximately    % of our issued ordinary shares. As a result, our controlling shareholder may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation or sale of all or substantially all of our assets. In addition, our controlling shareholder may have the ability to control or influence the management and our affairs. Our controlling shareholder subscribed for its shares for substantially less than the price of the shares being acquired in this offering and may have interests, with respect to its shares, that are different from those of investors in this offering. Furthermore, the concentration of voting power in our controlling shareholder may have an adverse effect on our share price.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act for an extended period of time, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until December 31, 2019, although if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of any

June 30 before that time and in certain other circumstances, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing to not take advantage of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will be a “controlled company” under the NASDAQ listing rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

After the closing of this offering, our controlling shareholder will continue to control a majority of the voting power of our issued ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance rules of NASDAQ. Under these rules, a controlled company may elect not to comply with certain corporate governance requirements, including: the requirement that we have a compensation committee that is composed entirely of independent directors; the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and the requirement that a majority of the members of our Board be independent directors. In addition, we will rely on the phase-in rules of the SEC and NASDAQ with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent by the date that our ordinary shares first trade on The NASDAQ Global Market, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, which we refer to as the effective date, and all members that are independent within one year of the effective date. Following this offering, we intend to utilize some or all of those exemptions. Accordingly, you will not be similarly situated to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ. Our status as a controlled company could make our ordinary shares less attractive to some investors or otherwise harm our stock price.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not intend to do so for the foreseeable future. We currently intend to retain all available funds and any future earnings to support the operation of, and to finance the growth and development of, our business. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to compliance with applicable laws (including the Irish Companies Acts, which require Irish companies to have “profits available for distribution” before they can pay dividends) and covenants under credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board may deem relevant. As a result, a return on your investment may only occur if our share price appreciates.

Provisions contained in our articles of association, as well as provisions of Irish law, could impair a takeover attempt.

Our articles of association that will come into effect immediately prior to the closing of this offering and certain provisions of the Irish Companies Acts contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our Board.

There are a number of approaches for acquiring an Irish public limited company, including a court-approved scheme of arrangement under the Irish Companies Acts, through a tender offer by a third party under the Irish Takeover Panel Act 1977 (as amended) and the Irish Takeover Rules 2007 (as amended) made thereunder, which we refer to herein as the Irish Takeover Rules, and by way of a merger with a company incorporated in the EEA under the European Communities (Cross-Border Mergers) Regulations 2008 (as amended). Each method requires shareholder approval or acceptance and different thresholds apply.

The Irish Takeover Rules will govern a takeover or attempted takeover of our company by means of a court-approved scheme of arrangement or a tender offer. These Rules contain detailed provisions for takeovers including as to disclosure, dealing and timetable. The Irish Takeover Rules could discourage an investor from acquiring 30% or more of the outstanding ordinary shares of our company unless such investor were prepared to make a bid to acquire all outstanding ordinary shares. See “Description of Share Capital—Anti-Takeover Provisions—Irish Takeover Rules and Substantial Acquisition Rules—Mandatory bid.”

Our Board may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Under the Irish Takeover Rules, we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our Board has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders and/or the consent of the Irish Takeover Panel. This could limit the ability of our Board to take defensive actions even if it believes that such defensive actions would be in the best interests of our company and shareholders. See “Description of Share Capital—Anti-Takeover Provisions—Irish Takeover Rules and Substantial Acquisition Rules—Frustrating Action.”

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Presbia PLC ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

■	under Irish law, dividends may only be declared if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

■	under Irish law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise. Pre-emption rights may be disapplied under Irish law for renewable five year periods by Irish companies by way of a provision in their articles of association or special resolution of their shareholders, which is an option we expect to avail ourselves of prior to the consummation of this offering;

■	under Irish law, certain matters require the approval of holders of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association. This may make it more difficult for us to complete certain types of corporate transactions deemed advisable by our Board. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

■	under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, tender of 80% of our outstanding shares will likely be a condition in a tender offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law; and

■	under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments. Comparable provisions generally do not exist under U.S. law.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depositary Trust Company, or DTC, should not be subject to Irish stamp duty. It is anticipated that the majority of ordinary shares will be traded through DTC through brokers who hold such ordinary shares on behalf of customers through DTC. This exemption should be available because our ordinary shares will be traded on a recognized stock exchange in the United States. However, if you hold your ordinary shares as of record rather than beneficially through DTC or through a broker that holds your ordinary shares through DTC, any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements contained in this prospectus, other than statements of historical facts, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

■	the initiation, timing, progress and results of our clinical trials, our regulatory submissions and our research and development programs;

■	our ability to advance our products into, and successfully complete, clinical trials;

■	our ability to obtain pre-market approvals;

■	the commercialization of our products;

■	the implementation of our business model, strategic plans for our business, products and technology;

■	the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;

■	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

■	the timing or likelihood of regulatory filings and approvals;

■	our use of proceeds from this offering;

■	our financial performance; and

■	developments relating to our competitors and our industry.

These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

Any forward-looking statement in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus also contains estimates, projections and other information concerning our industry, our business and our markets, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, and similar sources.

USE OF PROCEEDS

We estimate that the net proceeds from the issue of                 ordinary shares in this offering will be approximately $         million at an assumed initial public offering price of $         per share, the midpoint of the estimated range shown on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to subscribe for additional ordinary shares in full, we estimate that the net proceeds will be approximately $         million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $         would increase or decrease, respectively, our net proceeds by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We currently expect to use the net proceeds from this offering as follows:

■	approximately $44 million to advance our microlens and our microlens inserter through our U.S. staged pivotal clinical trial;

■	approximately to to fund our efforts to expand the number of high-volume refractive laser centers with which we do business;

■	approximately to to fund research and development;

■	approximately to to pursue regulatory approvals that we require in the United States and internationally; and

■	any remaining proceeds for working capital and for general corporate purposes.

However, due to the uncertainties inherent in the clinical trial and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the success of our clinical trials, the timing of regulatory submissions and the amount of cash generated by our international sales.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest-bearing investment-grade securities or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

■	on an actual basis;

■	on a pro forma basis to give effect to the 2014 Capital Contribution; and

■	on a pro forma basis, as adjusted to give effect to the issue of ordinary shares in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions, and estimated offering expenses payable by us.

The table below does not reflect our cash position. As of December 31, 2013, we had cash of: $584,000 on an actual basis; $584,000 on a pro forma basis to give effect to the 2014 Capital Contribution; and $         on a pro forma as adjusted to give effect to the issue of ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions, and estimated offering expenses payable by us.

You should read this information together with our combined financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Combined Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF DECEMBER 31, 2013
(in thousands, except share and per share data)	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)(3)
Payable to Presbia Holdings	$9,425	$—		$—
Euro ordinary shares, one euro par value, no shares authorized or issued, actual; 40,000 shares authorized and issued pro forma and pro forma as adjusted	—
Preferred shares, $.001 par value, no shares authorized or issued, actual; shares authorized, no shares issued, pro forma and pro forma as adjusted	—	—		—
Ordinary shares, $.001 par value, no shares authorized or issued, actual; shares authorized, 20,000,000 shares issued pro forma; shares issued pro forma as adjusted	—
Shareholders’ capital	12,840	22,265
Deficit accumulated during developmental stage	(21,722)	(21,722)		(21,722)

Total shareholders’ (deficit) equity	(8,882)	(8,882)

Total capitalization	$543	$543	$

(1)	Gives effect to the 2014 Capital Contribution.
(2)	Gives effect to this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of, capital, total shareholder’s (deficit) equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions.

The number of ordinary shares issued and outstanding actual, pro forma, pro forma as adjusted and pro forma as further adjusted in the table above excludes the following shares as of December 31, 2013:

■	ordinary shares issuable upon exercise of stock options granted under the Presbia Incentive Plan in connection with this offering at an exercise price equal to the price paid by the public in this offering; and

■	ordinary shares reserved for issuance pursuant to future awards under the Presbia Incentive Plan.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the assumed initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share, as adjusted to give effect to the 2014 Capital Contribution and as further adjusted to give effect to this offering.

Net tangible book value per ordinary share is determined by dividing our total tangible assets less our total liabilities by the number of ordinary shares in issue. Our historical net tangible book value as of December 31, 2013 was $(8.9) million, or $(0.44) per share. Our pro forma net tangible book value as of December 31, 2013 was $0.5 million, or $0.03 per share, based on the total number of ordinary shares deemed issued as of December 31, 2013; the adjustments give effect to the issuance of ordinary shares to our controlling shareholder and to the conversion of outstanding indebtedness to equity by our controlling shareholder pursuant to the 2014 Capital Contribution prior to the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by subscribers of ordinary shares in this offering and the pro forma as further adjusted net tangible book value per share immediately after completion of this offering. After giving effect to the issue of ordinary shares in this offering at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $        , or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing shareholders and an immediate dilution in net tangible book value of $         per share to subscribers of ordinary shares in this offering, as illustrated in the following table:

(in thousands, except per share data)
Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of December 31, 2013 (1)		$0.03
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering (2)			$
Dilution per share to investors participating in this offering			$

(1)	Gives effect to the 2014 Capital Contribution.
(2)	Further adjusted to give effect to this offering.

Each $1.00 increase (decrease) in the assumed public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, or $         per share, and the dilution per share to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters’ option to subscribe for additional ordinary shares from us is exercised in full at the assumed public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, the increase in pro forma as adjusted net tangible book value per share to existing shareholders would be $         per share and the dilution to new investors subscribing for ordinary shares in this offering would be $         per share. All references to “as adjusted” net tangible book value per share give effect to the 2014 Capital Contribution and this offering.

The following table presents, on a pro forma as adjusted basis as of December 31, 2013, the differences between the existing shareholders and the subscribers of ordinary shares in this offering with respect to the number of shares purchased from us, the total consideration paid (assuming that such subscribers paid $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), which includes net proceeds received from the issuance of capital stock and the value of any stock issued for services, and the average price paid per share (in thousands, except per share amounts and percentages):

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing shareholders	20,040,000		%	$		%	$
New investors

Totals		100%		$	100%

The foregoing calculations exclude the following shares as of December 31, 2013:

■	ordinary shares issuable upon exercise of stock options granted under the Presbia Incentive Plan in connection with this offering at an exercise price equal to the price paid by the public in this offering; and

■	ordinary shares reserved for issuance pursuant to future awards under the Presbia Incentive Plan.

If the underwriters exercise in full their option to subscribe for additional ordinary shares, our existing shareholder would own     % and our new investors would own     % of the total number of issued ordinary shares upon completion of this offering. The total consideration paid by our existing shareholder would be approximately $         million, or     %, and the total consideration paid by our new subscribers (assuming that such subscribers paid $        , based on the midpoint of the estimated price range set forth on the cover page of this prospectus) would be $             million, or     %.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Prior to this offering, Presbia Holdings will contribute all the share capital in issue in Presbia Ireland, Limited to Presbia PLC, an Irish incorporated public limited company formed in February 2014 for the purpose of consummating this offering, in exchange for 20,000,000 ordinary shares of Presbia PLC that will remain in issue at the time of this offering. In addition, prior to this offering, Presbia Holdings will convert all the remaining indebtedness owed to Presbia Holdings by certain subsidiaries of Presbia Ireland, Limited to equity. Also, Presbia PLC issued 40,000 ordinary shares upon its formation, in order to satisfy statutory requirements for the incorporation of all Irish public limited companies, that will remain in issue at the time of this offering. We refer to the formation of Presbia PLC, the initial capitalization of Presbia PLC, the conversion of the remaining intercompany debt to equity, and the contribution of shares of Presbia Ireland, Limited in exchange for ordinary shares, collectively, as the 2014 Capital Contribution. As of December 31, 2013, the indebtedness owed by certain subsidiaries of Presbia Ireland, Limited to Presbia Holdings was $9.4 million. Interest accrues on the outstanding debt at the rate of 15% per annum, compounding daily.

As of December 31, 2013, after giving effect to the 2014 Capital Contribution on Presbia PLC’s combined balance sheet, specifically the conversion of the intercompany debt to equity, the payable to Presbia Holdings of $9.4 million on an actual basis decreases to zero on an unaudited pro forma basis, and shareholders’ capital increases from $12.8 million on an actual basis to $22.3 million on an unaudited pro forma basis. Furthermore, for the year ended December 31, 2013, after giving effect to the 2014 Capital Contribution, specifically assuming the conversion of the intercompany debt to equity occurred as of January 1, 2013, interest expense of $2.2 million on an actual basis decreases to zero on an unaudited pro forma basis, net loss of $(9.5) million on an actual basis decreases to a net loss of $(7.3) million on an unaudited pro forma basis, and basic and diluted net loss per share on an actual basis of $(0.47) decreases to basic and diluted net loss per share of $(0.36) on an unaudited pro forma basis.

The unaudited pro forma combined financial information reflects pro forma adjustments that are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial information. The unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the 2014 Capital Contribution been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition or results of operations as of any future date or any future period.

COMBINED SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2012 and 2013 and for the period from inception to December 31, 2013 and the selected balance sheet data as of December 31, 2012 and 2013 are derived from our audited financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
(in thousands)	2013	2012
STATEMENT OF OPERATIONS DATA:
Revenues	$98	$95	$453
Cost of goods sold	111	71	258

Gross profit	(13)	24	195
Operating expenses:
Research and development	2,136	1,024	3,808
Sales and marketing	1,044	632	2,771
General and administrative	4,088	1,957	10,201
Goodwill impairment	—	—	15

Total operating expenses	7,268	3,613	16,795

Operating loss	(7,281)	(3,589)	(16,600)
Interest expense	2,161	1,458	5,232
Interest income	—	—	(144)
Other expense	—	—	14

Loss before income tax provision	(9,442)	(5,047)	(21,702)
Income tax provision	20	—	20

Net loss	$(9,462)	$(5,047)	$(21,722)

	DECEMBER 31,
	2013	2012
BALANCE SHEET DATA:
Cash	$584	$176
Total assets	3,765	1,371
Payable due to Presbia Holdings	9,425	13,043
Deficit accumulated during development stage	(21,722)	(12,260)
Total shareholders’ deficit	(8,882)	(12,122)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” and elsewhere in this prospectus.

Overview

We are an ophthalmic device company which has developed and is currently marketing a proprietary optical lens implant for treating presbyopia, the age-related loss of the ability to focus on near objects. Our microlens is a miniature lens designed to be surgically implanted in a patient’s eye to improve that patient’s ability to see objects at close distances. Our current strategy is to continue to commercialize our microlens in certain strategic countries where we currently have marketing approval and to continue to seek to obtain marketing approval in other key markets, including the United States. Our goal is to become a leading provider of corneal inlay presbyopia-correcting treatment worldwide.

While reading glasses and contact lenses have historically been, and remain, the most common solution for presbyopia, there are significant drawbacks associated with these approaches, as well as with alternative surgical approaches. We believe that our microlens provides an alternative solution to those presbyopic individuals who desire greater freedom from glasses and wish to avoid the daily maintenance and other complications of contact lenses. We believe that our microlens can be both an effective standalone solution for presbyopia and an effective complementary solution that can be used in conjunction with certain other surgical approaches that are used to treat vision disorders other than presbyopia.

Through our European Union CE Mark, we are generally authorized to market our microlens throughout the European Economic Area (27 of the 28 European Union member states plus Iceland, Liechtenstein and Norway), or EEA, and Switzerland. We currently market our microlens in certain strategic EEA countries as well as certain strategic countries outside of the EEA in which we possess marketing approval. Through the filing date of the registration statement of which this prospectus forms a part, ophthalmic surgeons have implanted over 450 of our microlenses outside of the United States.

We are presently seeking marketing approval in other strategic countries, including the United States. In December 2013, we received approval to commence a staged pivotal clinical trial as part of the U.S. Food and Drug Administration, or FDA, approval process. We plan to enroll a total of 75 subjects at up to six investigational sites in the United States. As currently contemplated, subjects will undergo insertion of our microlens in the non-dominant eye. After we have obtained six-month data on a minimum of 50 subjects, we will submit an interim safety report as a supplement to our investigational device exemption, or IDE, to the FDA. If the FDA finds no safety concerns, we anticipate the FDA will permit us to continue enrollment and to increase the study population size and the number of investigational sites conducting our clinical trials. We are targeting enrollment of an additional 337 subjects, for a total of 412 subjects, at up to 30 investigational sites in the United States. This trial is necessary in order to obtain clinical data to provide the primary support for a safety and efficacy evaluation to support a pre-market authorization, or PMA, for marketing clearance in the United States. Data on a minimum of 300 subjects with 24-month data will be submitted as part of the PMA, and all subjects will be followed for three years following implantation. We are targeting: the start of enrollment for the clinical trial in the second quarter of 2014; submission of the six-month data to the FDA on 50 subjects in the first quarter of 2015; and, assuming that there are no safety issues, approval from the FDA to continue enrollment in our trial in the second quarter of 2015. We are targeting submission of our PMA to the FDA with 24-month data on 300 subjects in the first quarter of 2018. We are targeting submission of the 36-month data to the FDA in the first quarter of 2019. We are also targeting PMA approval of our microlens in the first quarter of 2019. These milestones could be delayed by further interactions with the FDA, either before or after starting our trial, or by a variety of other factors. In addition, no assurance can be given that the FDA will grant us PMA approval or, if granted, that it will be granted in accordance with our anticipated time schedule. Also, the FDA may require us to conduct post-approval studies as a condition of approval. We have budgeted approximately $44 million for our first PMA application.

We are a development stage opthalmic device company with a limited operating history. We are not profitable and have incurred losses in each year since our formation. We have reported recurring net losses and negative cash flow from operating activities since inception and, as of December 31, 2013, we had an accumulated deficit of $21.7 million. We expect to continue to incur significant losses for the foreseeable future. These and other factors raise substantial doubt as to our ability to continue as a going concern. Our ability to continue as a going concern will depend, in large part, on our ability to generate positive cash flow from operations and obtain additional financing, neither of which is certain.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Factors Affecting our Industry

The medical device industry in general, and the ophthalmic medical device market in particular, are highly competitive. In order for us to succeed in this market as a development stage company, we must:

■	incur substantial expenditures to obtain regulatory approvals necessary to commence marketing our products in particular jurisdictions;

■	develop a commercialization strategy that is responsive both to the needs of laser centers and ophthalmic surgeons and to our own requirements and limitations;

■	invest in our future by continuing to advance our technology and improve our microlens, our microlens inserter and other auxiliary products;

■	focus on, and respond to, the feedback we receive in post-operative situations and comply with various post-marketing reporting obligations; and

■	invest in our infrastructure, to assure that if we are successful in gaining necessary regulatory approvals, commercializing our products and advancing our technology, we will be able to grow our business accordingly.

We expect to compete against companies that develop corneal inlay surgical solutions for presbyopia, companies that offer alternative surgical methodologies for the treatment of presbyopia, including monovision, multifocal and accommodating approaches, and companies that promote reading glasses and/or contact lenses as approaches for treating presbyopia. At any time, our known competitors and other potential market entrants, many of which have greater resources and experience in the ophthalmic medical device market than we have, may develop new devices or treatment alternatives that may compete directly with our products. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory approvals/clearances or market registrations more rapidly than we can.

The competitive nature of the market, the high degree of government regulation, the importance of technological innovation and the significance that most people place on near vision combine to elevate the risks facing any development stage company seeking to enter our market.

Factors Affecting our Revenues

We believe that the principal factors affecting our revenues will include:

■	our ability to obtain pre-market approval for our microlens and microlens inserter in the United States and, if we are able to obtain that approval, the time that it will take us to obtain that approval and the associated expenses;

■	our ability to obtain necessary regulatory approvals in other jurisdictions that we target to commercialize our products, and, if we are able to obtain those approvals, the time that it will take us to obtain those approvals and the associated expenses;

■	the growth in the worldwide presbyopic population and the increasing needs of significant elements of that population to view small print on a variety of electronic devices;

■	our ability to maintain the regulatory approvals that we currently possess and may acquire in the future and the associated expense;

■	our ability to obtain commercialization commitments from high volume laser centers in the jurisdictions in which we are authorized to market our products;

■	our ability to gain acceptance by ophthalmic surgeons, to train those ophthalmic surgeons and to cause those ophthalmic surgeons to train other ophthalmic surgeons; and

■	the effects that our competitors will have on us, in terms of our ability to meet price competition, to respond to product announcements and developments by others and to respond to other developments in the market.

Factors Affecting Our Expenses

Our expenses are principally driven by the following factors:

■	Cost of goods sold. At present, our cost of goods sold relates principally to amounts that we pay to our microlens supplier in Israel and our OEM microlens inserter suppliers in the United States and Switzerland. While we have developed manufacturing capacity in our California facility, all output from that facility will be used for evaluation purposes and for clinical trials unless and until we receive the necessary governmental approvals to sell products that we manufacture in the United States. Until we receive those approvals, the direct manufacturing costs that we incur in producing products in the United States will be included within research and development expenses. When and if we receive those approvals and manufacture products in the United States for sale in and outside of the United States, our cost of goods sold will also include raw material costs, labor expenses and other expenses that we incur to manufacture our products. We do not expect to ramp up production at our California facility beyond what would be required for the clinical trials unless and until we receive approval of our PMA application from the FDA. Our costs of goods sold are directly impacted by the terms of our supply agreements, which may obligate us to pay additional costs if we do not reach our suppliers’ production expectations, and by shipping and handling expenses. When and if we ourselves manufacture products for sale, our costs of goods sold will also be directly impacted by:

■	the number of employees that will be engaged in manufacturing and the wages and benefits, including stock-based compensation, that we will pay to those employees;

■	to the extent we invest in fixed assets associated with manufacturing activities, the depreciation expenses associated with those fixed assets;

■	the costs we incur to purchase raw materials;

■	inventory write-downs for excess or obsolete inventory;

■	the costs of non-production materials; and

■	lease expenses associated with our production facilities.

■

Research and development. Our research and development expenses consist of the expenses we incur to develop our products, to pursue patent and trademark protection, to respond to technological challenges, to conduct clinical trials and post-market evaluation studies and to pursue governmental approvals. We expect to continue to expense all research and development costs as they are incurred with the exception of capital expenditures that would have alternative uses. Our research and development expenses consist of employee salaries and related benefits, including stock-based compensation, third-party contract costs relating to research, manufacturing, preclinical studies, clinical trial activities and post-market evaluation studies, and allocated facility costs. We expect that our research and development expenses will increase substantially as we commence our staged pivotal clinical trial necessary for us to obtain PMA approval in the United States. Such expenses will also increase as we advance products and projects into further development and continue our early stage research. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We may not succeed in achieving certain marketing approvals that we seek for our products. We will need additional capital to complete our U.S. staged pivotal clinical trial. See “Risk Factors — Risks Related to Our Business — We will need additional capital to complete our U.S. staged pivotal clinical trial. We may not be able to obtain additional financing at all or on favorable terms.” The probability of success of each product may be affected by numerous factors, including preclinical data, clinical data, post-market and third-party evaluation studies, competition, manufacturing capability and commercial viability.

As of December 31, 2013, we had six employees directly engaged in research and development for at least a portion of their responsibilities. We also engage outside advisors and counsel to assist in development projects and in prosecuting patent and trademark applications. Our research and development expenses will be directly impacted by:

■	the number of employees that will be engaged in research and development and the wages and benefits, including stock-based compensation, that we will pay to those employees;

■	the extent to which we will rely on outside sources to provide research and development assistance and the fees charged to us for those services;

■	the extent to which we pursue clinical trials, our ability to sign-up patients for those trials and retain patients in those trials, the outcomes arising from those trials and the regulatory responses to those trials;

■	the extent to which we pursue post-market evaluation studies, our ability to sign-up patients for those studies and retain patients in those studies, the outcomes arising from those studies and the regulatory responses to those studies;

■	the results of third-party evaluation studies;

■	the size and geographical scope of the patent and trademark portfolio and the maintenance fees required to maintain that portfolio; and

■	to the extent that we invest in fixed assets associated with our clinical trials, the depreciation expenses associated with those fixed assets.

■	Sales and marketing. Our sales and marketing expenses consist of costs associated with our sales efforts. Our commercialization strategy involves engaging high volume laser centers to ultimately sponsor our products after gaining confidence in our products and processes. Except in countries that require the use of distributors or sales representatives, we do not expect to bear the costs associated with a large sales organization. Instead, we will train the staff of these centers in practice integration and patient recruitment, surgical performance, patient management and post-operative reporting, enabling the centers to perform a substantial portion of the commercialization process on their own. If we are successful in implementing this strategy, our principal expenses will be in furnishing training teams to laser centers and then arranging for a smaller Presbia team to remain present at the center once the center is able to perform the necessary skills on its own. We have incurred, and will continue to incur, expenses in connection with conferences, seminars and trade shows that we attend and/or sponsor. We may also enter into co-advertising campaigns with participating laser centers, which will add to our sales and marketing expenses. Our sales and marketing expenses will be directly impacted by:

■	the volume of our revenues;

■	the number of countries in which we obtain authorization to market our products and the associated regulations;

■	the number of high volume laser centers that will be willing to partner with us;

■	the extent to which we are successful in training ophthalmic surgeons to train other ophthalmic surgeons;

■	the extent to which we will be required to develop a distributorship network in countries that mandate that approach;

■	the number of employees that will be engaged in sales and marketing and the wages and benefits that we will pay to those employees;

■	the extent to which we identify advertising opportunities that we believe are likely to produce revenue growth; and

■	the extent to which we continue to participate in conferences, seminars and similar opportunities.

■	General and administrative expenses. Our general and administrative expenses consist of finance, human resources, purchasing and information technology services, other administrative services, foreign exchange costs and expenses associated with planning for and implementing the Reorganization Transactions. To date, our general and administrative expenses have been our largest single cost element, reflecting our approach of concentrating our own efforts on research and development and contracting with third-parties, principally affiliated entities and outside professionals, to provide administrative services to us. Over time, we expect to build our own infrastructure and perform more of these services in-house, in which case our general and administrative expenses will relate more to our own payroll than to the amount that we pay to third-parties. Furthermore, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on The NASDAQ Global Market and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur increased expenses related to additional insurance, investor relations and other increases related to needs for additional human resources and professional services. Our general and administrative expenses will be directly impacted by:

■	the extent to which we purchase services from third-parties;

■	the costs we incur to build an infrastructure capable of performing services in-house;

■	the number of employees that will be engaged in general and administrative functions and the wages and benefits, including stock-based compensation, that we will pay to those employees;

■	the geographical breadth of our company; and

■	the extent to which costs associated with being a public company increase over time.

■	Interest expense. To date, our interest expense reflects the interest charges that we have incurred through borrowings from Presbia Holdings and, prior to 2009, Orchard Investments, LLC (which is wholly-owned by our director, Richard Ressler, and trusts established for his immediate family). To date, Presbia Holdings and Orchard Investments, LLC have funded the cash that we have required to operate our business, at an interest expense of 15% per annum, compounding daily. All debt remaining, including accrued interest, will be converted to our equity prior to the consummation of this offering. The amount of interest expense that we incur in the future will be directly impacted by:

■	our need for external debt financing;

■	the terms we will be able to attract when and if we require external debt financing; and

■	our ability, which cannot be assured, to attract equity financing as an alternative to debt financing.

Critical Accounting Polices and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We have based and will base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when there is persuasive evidence that an arrangement exists with our customers, selling prices are fixed or determinable, title or risk of loss has passed, and collection is reasonably assured. Revenue is recognized upon shipment and payments are either received in advance, or net 45 days for lenses or net 14 days for accessories. From June 29, 2007 (date of inception) to December 31, 2012, all revenues recognized were from distributor arrangements. The distributor arrangements include certain perfunctory acceptance provisions and a one-year warranty, from the date of shipment, that products are free from defects in material workmanship. Under such provisions customers may reject shipments via written notifications ranging from 14-45 days or exchange defective product under warranty for the same non-defective product. We have not had any significant rejected shipments or warranty claims. We do not grant price concessions to our distributors.

In 2012, we changed our commercialization strategy from exclusively using distributors to also targeting high-volume refractive laser centers equipped with femtosecond lasers, except in countries that require the use of distributors or sales representatives. We did not recognize any revenues from laser centers during the period from June 29, 2007 (date of inception) to December 31, 2012 and revenues from laser centers during the year ended December 31, 2013 were not material. We recognize revenue from laser centers based upon an analysis of the terms of each customer arrangement and upon determination that persuasive evidence of an arrangement exists, selling prices are fixed or determinable, title or risk of loss has passed, and collection is reasonably assured.

Stock-Based Compensation

To date, our stock-based compensation has been derived from option grants and stock awards made by Presbia Holdings, our controlling shareholder, and those expenses have been allocated to our company and reflected in our research and development, general and administrative and sales and marketing expenses.

In the future, our option grants and stock awards will be granted by Presbia PLC. We record compensation costs related to stock options and restricted shares granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The grant date fair value of the stock-based awards will generally be recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. Stock-based compensation related to stock options granted to non-employees is recognized as the stock options are earned. The fair value of non-employee stock options are calculated at each reporting date, until the award vests or there is a substantial disincentive for the non-employee not to perform the required services. We estimate the fair value of stock options, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions that determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include the estimated fair value of our ordinary shares and the following additional inputs:

■	Expected term—the expected term represents the period that the stock-based awards are expected to be outstanding. For options granted to employees, we use the simplified method to determine the expected term. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For options granted to non-employees, we use the contractual term of 10 years as the expected term.

■	Expected volatility—the expected volatility will be derived from historical volatilities of unrelated publicly listed peer companies over a period approximately equal to the expected term of the award. We will look to other companies because we have limited information on the volatility of our ordinary shares due to our lack of trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we will consider the size, stage in the life cycle, and financial leverage of peer companies in comparison to our company.

■	Risk-free interest rate—the risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

■	Expected dividend—the expected dividend is assumed to be zero as we have no current plans to pay any dividends on our ordinary shares.

We are required to estimate the fair value of the ordinary shares underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the ordinary shares underlying our stock-based awards will be determined on each grant date by our Board or our Board’s compensation committee, with input from management. Until there is an active public trading market for our ordinary shares, our Board or our Board’s compensation committee will consider numerous objective and subjective factors, such as third party valuation studies, to determine the best estimate of the fair value of our ordinary shares.

The fair value of each stock option is based upon estimates of the fair value of the shares underlying each option as described further below. The assumptions noted in the following table provide the basis for determining the fair value of the non-employee options as of December 31, 2013 and 2012.

	YEAR ENDED DECEMBER 31,
	2013	2012
Stock price per share	$0.54	$0.07
Risk-free interest rate	2.6%	1.2%
Expected dividend yield	—	—
Expected term (in years)	9.8 yrs.	7.1-7.8 yrs.
Expected volatility	69%	70%

We are also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates are revised. Stock-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest. Through December 31, 2013, actual forfeitures have not been material.

Stock-based compensation expense associated with stock options granted to employees and non-employees was $0.5 million for the year ended December 31, 2013 and $47,000 for the year ended December 31, 2012. At December 31, 2013, we had $0.5 million of total unrecognized stock-based compensation expense related to service-based option awards, which we expect to recognize over a weighted-average remaining vesting period of approximately 2.1 years. In addition, as of December 31, 2013, we had unrecognized compensation expense related to the issuance of restricted stock awards of $0.1 million, which we expect to recognize over the remaining vesting period of 4.8 years. Our stock-based compensation expense is expected to increase as a result of recognizing our existing unrecognized stock-based compensation for awards that will vest and as we issue additional stock-based awards to attract and retain our employees.

For the years ended December 31, 2013 and 2012, we allocated stock-based compensation expense as follows (in thousands of dollars):

	2013	2012	PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
Research and development	$112	$33	$172
General and administrative	373	14	401
Sales and marketing	4	—	4

	$489	$47	$577

Fair Value of Presbia Holdings Ordinary Shares

We are required to estimate the fair value of our ordinary shares underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model. The fair value of the ordinary shares of Presbia Holdings underlying its stock-based awards was determined by its board of directors, with input from management. In the absence of an active public trading market for our ordinary shares, on each grant date, we will estimate the fair value of our ordinary shares in order to determine an exercise price for our option grants. Presbia Holdings considered various objective and subjective factors, along with input from management and contemporaneous and retrospective valuations, to determine the fair value of its ordinary shares, including:

■	external market conditions affecting the ophthalmic and medical device industries;

■	our results of operations and financial position;

■	the status of our commercial and sales development efforts;

■	the status of our research and development efforts;

■	the status and timing of our FDA clinical trials and regulatory affairs;

■	the lack of an active public market for our capital stock; and

■	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of our company in light of prevailing market conditions.

In determining the fair values of the options granted in 2010 and 2013, the board of directors of Presbia Holdings also considered third-party valuation reports prepared as of September 1, 2013 and December 31, 2013 and retrospectively for fiscal years ended December 31, 2012, 2011 and 2010 and at February 1, 2010. These third-party valuations were also the basis for re-measuring the value of unvested shares of non-employee awards during the periods such awards have been outstanding.

Valuation at December 31, 2013. The valuation method at December 31, 2013 utilized probability—weighted income and market approaches, in which it assigned an 80% weight to the outcome of the income approach of $0.54 per share and 20% weight to the outcome of the market approach of $0.55 per share to reach a concluded value of $0.54 per share of the ordinary shares of Presbia Holdings. The income approach considers future cash flows on a discounted basis (DCF) as one indicator of current value while the market approach considers recent transactions in recent initial public offerings of similar equities, such as for those enterprises in early stages of development and in the biopharmaceutical or medical device industries.

The income approach consisted of a base case scenario, which was assigned a 65% probability of success, in which the U.S. FDA clinical trials are concluded in 2018 and revenues commenced in the United States in March 2019. The income approach also assigned additional probabilities of 25%, 5% and 5% to a delayed case where entry into the U.S. market is delayed by one year to March 2020, a pessimistic case where FDA approval is not achieved and there is no entry into the U.S. market and an optimistic case where FDA approvals are received sooner than expected with entry into the U.S. market by December 31, 2018, respectively. In each scenario, the DCF was discounted by applying a 30% discount rate to free cash flows generated in each of a ten-year projection period and a terminal value that represents future cash flows past 2023, the last year in the ten year projection. The weighted-average enterprise value was further discounted by 29% to account for the lack of marketability of Presbia Holdings’ ordinary shares to arrive at a concluded value of $0.54 per share. The discount rate of 30% applied in the DCF model is based on our stage of development. The lack of marketability discount of 29% was determined by applying a protective put option analysis reflecting the expected timing of a liquidity event of Presbia Holdings’ ordinary shares.

The market approach considers recent initial public offerings in ophthalmology and general biotech markets. The initial public offering analysis develops values of a company through the analysis of pre-money values of comparable public companies as of their respective initial public offering dates. This method provides a range of equity values as of an initial public offering date. The range of enterprise values, which when attributed to the ordinary shares of Presbia Holdings, indicated an average of $0.78 per share. The same lack of marketability discount of 29% was applied to indicate a value per ordinary share of $0.55.

Valuation at September 1, 2013 and Prior. The valuation method used at September 1, 2013, each of December 31, 2012, 2011 and 2010, and February 1, 2010, the date Presbia Holdings first granted share options, was a historical cost method. For these valuations, consideration was given to three generally recognized valuation approaches—the income, market and cost valuation approaches. The cost approach was ultimately used to value the ordinary shares. Since our operations were in such an early stage, as evidenced by the recognition of insignificant revenues, and because we and Presbia Holdings lacked arm’s length third party financings, use of the cost approach was determined to be the best technique. Under this approach, the estimated fair value of the ordinary shares was derived by applying a rate of return consistent with a development stage entity to the historical expenses associated with our development stage activities. The estimated fair value of the enterprise was then allocated to the ordinary shares after consideration of all classes of capital stock and debt, if any, and then reduced by a discount for lack of marketability. The significant assumptions under this approach reflected in these valuations include a rate of return of 50%, which was determined based upon the early development stage, and a 27% discount for lack of marketability based upon quantitative analysis using a protective put analysis reflecting the expected timing of a liquidity event on the valuation dates. For each of the valuations, a study of peer group public companies in the medical device industry was performed to estimate the volatility of Presbia Holdings’ ordinary shares, which was estimated to be in the range of 70% for the periods covered by the valuations. These valuations resulted in estimated fair values of Presbia Holdings’ ordinary shares ranging from $0.01 per share in 2010 to $0.08 per share in September 2013.

A combination of income and market approaches was utilized in the valuation of Presbia Holdings’ ordinary shares as of December 31, 2013 rather than the cost method previously used primarily due to significant developments in its business that occurred during the fourth quarter of 2013, including FDA approval to commence immediately a pivotal trial in the United States using a staged enrollment and the hiring of key executives in marketing, engineering, operations and finance.

Compensation Cost of 2013 Awards. During 2010, Presbia Holdings granted options to employees and non-employees to purchase 4,490,000 of its ordinary shares at exercise prices ranging from $0.01 to $0.049 per share. In October 2013, the 4,180,000 options granted in 2010 that remained outstanding were canceled and replaced with an equivalent number of share options with an exercise price of $0.08 per share. Also, in October 2013, Presbia Holdings granted options to employees and non-employees to purchase 900,000 of its ordinary shares at an exercise price of $0.30 per share and an aggregate 1,500,000 shares of its restricted ordinary shares to our President and two board members. For purposes of recognizing stock-based compensation, the grant-date fair value of all of October 2013 option awards, the determination that there was no incremental fair value for the modification of original 2010 awards replaced by the 4,108,000 awards in 2013, both of which were measured using the Black-Scholes option-pricing model, and the estimated fair value of the restricted stock awards granted in October 2013, used an estimated fair value of $0.30 per share. As of December 31, 2013, when we re-measured the fair value of our non-employee awards using the Black-Scholes option-pricing model, we used an estimated fair value of $0.54 per share based on the valuation at December 31, 2013.

Research and Development Expenses

We recognize research and development expenses as they are incurred. With respect to capital expenditures for property and equipment used in conducting research and development activities, these costs are generally capitalized on the balance sheet as part of property and equipment and depreciated over their useful lives to research and development expense provided these assets have future alternative uses.

Impairment of Long-Lived Assets

We review the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets might not be recoverable. This evaluation compares the carrying value of the long-lived asset to the undiscounted cash flow projections associated with an asset or group of assets. In the event undiscounted cash flow projections indicate impairment, we would record an impairment loss on the statements of operations in the period in which the impairment occurred and adjust the carrying value of the asset or group of assets to its fair value.

Use of Estimates

We prepare financial statements in conformity with accounting principles generally accepted in the United States of America. This requires that we make estimates and assumptions that are included in the combined financial statements and accompanying notes. The actual results may differ from those estimates.

Segment Information

In accordance with generally accepted accounting principles, we identify operating segments as components or elements of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as one segment.

Results of Operations

Comparison of the Years Ended December 31, 2013 and 2012

	YEAR ENDED DECEMBER 31,		DOLLAR CHANGE
(in thousands)	2013	2012
Revenues	$98	$95	$3
Cost of goods sold	111	71	40
Operating expenses:
Research and development	2,136	1,024	1,112
Sales and marketing	1,044	632	412
General and administrative	4,088	1,957	2,131

Operating loss	(7,281)	(3,589)	(3,692)
Interest expense	2,161	1,458	703

Loss before income tax provision	(9,442)	(5,047)	(4,395)

Income tax provision	20	—	20

Net loss	$(9,462)	$(5,047)	$(4,415)

Revenue

Revenue in 2013 was $98,000, representing an increase of $3,000, or 3.2%, when compared to 2012. During 2013, we transitioned our sales and marketing plan from an exclusive distributor-based strategy to a selling strategy that focuses on sales to high-volume refractive laser centers in those countries outside the United States where our microlens is approved. Approximately $75,000 of our sales in 2013 were to the high-volume laser centers and $23,000 of our sales in 2013 represented sales to distributors. In certain countries outside the United States, a local distributor is the only way to market our product into those countries. In 2012, all of our sales were distributor-based revenues. Also, in 2012, we terminated our arrangement with a distributor and repurchased all of our products held by the distributor on the termination date for $30,000, an amount equal to the sales price we recognized in 2011 upon the original sale to the distributor. As a result of the repurchase, revenues for the year ended December 31, 2012 were reduced by $30,000. Unless and until such time as we are approved to market our microlens and microlens inserter in the United States, we do not expect that our revenues will be sufficient to enable us to operate profitably.

Cost of Goods Sold

Our costs of goods sold, which increased by $40,000, or 56%, were also insignificant in each of the past two fiscal years. Although our costs of goods sold will increase as revenues increase, we do not expect costs of goods sold to be a principal expense driver for us until such time as our revenues become substantial. Cost of goods sold includes the purchased cost of the units that were shipped to our customers and inventory write-downs reflecting excess quantities on hand. In 2012 and 2013, we recorded write-downs of $22,000 and $56,000, respectively, based on the age of the lens inventory and refractive mix of the inventory.

Research and Development

Research and development expenses increased significantly, by $1,112,000, or 109%, from the year ended December 31, 2012 to the year ended December 31, 2013, reflecting higher costs related to stock-based compensation costs of approximately $0.1 million, the startup costs and related operating expenses of our U.S. manufacturing facility that support the 2014 launch of our FDA clinical trials of approximately $0.4 million and $0.5 million for evaluation studies and new product development.

Sales and Marketing

Our sales and marketing expenses increased by $412,000, or 65%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase in sales and marketing expenses reflected additional expenses incurred in developing a high-volume refractive laser center commercial strategy.

General and Administrative

General and administrative expenses increased by $2,131,000, or 109%, between the year ended December 31, 2012 and the year ended December 31, 2013, as a result of organizational costs of $0.5 million incurred to complete the 2013 Restructuring which resulted in the formation of Presbia Ireland, Limited, stock-based compensation expense increase of approximately $0.4 million, audit fees related to fiscal year 2012 and prior years of approximately $0.3 million and higher costs of $0.9 million related to increased costs of additional staff and related costs associated with the development of our company.

Interest Expense

Interest expense increased by approximately $703,000, or 48%, from the year ended December 31, 2012 to the year ended December 31, 2013 due to additional funding from our controlling shareholder of $5.4 million offset partially by the 2013 Restructuring that converted approximately $12.2 million of debt due to Presbia Holdings to equity.

Net Loss

Our net loss increased from $5.0 million during the year ended December 31, 2012 to $9.5 million during the year ended December 31, 2013, reflecting the increase in research and development expenses associated with the increase in clinical trial expenses during 2013 and the increase in general and administrative expenses discussed above. We expect that our losses will continue to increase as we focus our efforts on obtaining PMA approval in the United States, a process which, even if successful, is not likely to be completed until the first quarter of 2019.

Liquidity and Capital Resources

From inception in 2007 through December 31, 2013, we have generated an accumulated deficit of $21.7 million. We have funded operations by means of borrowings from Presbia Holdings and, prior to 2009, Orchard Investments, LLC, at an interest cost of 15% per annum, compounding daily. The amount payable to Presbia Holdings, including accrued interest, aggregated $9.4 million as of December 31, 2013. As of December 31, 2013, we had $584,000 of cash; we have not maintained significant cash reserves, as our operations have been funded by Presbia Holdings and, prior to 2009, Orchard Investments, LLC. As of December 31, 2013, we have no committed sources of capital or financing, including from Presbia Holdings or its controlling shareholder. We plan to continue to rely on Presbia Holdings and its controlling shareholder to fund operations until this offering is completed or until such time as we are able to raise additional capital through the sale of equity or debt securities or the establishment of other funding facilities. However, we cannot assure you that such additional capital will be available, whether through the sale of equity or debt securities or the establishment of other funding facilities. These and other factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. We do not expect that Presbia Holdings or its controlling shareholder will continue to fund our operations after the consummation of this offering.

Our primary uses of cash are to fund operating expenses, primarily general and administrative expenditures and research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

■	the initiation, progress, timing and completion of clinical trials for our products;

■	the number and characteristics of products that we pursue;

■	the progress, costs and results of our clinical trials;

■	the outcome, timing and cost of regulatory approvals; and

■	delays that may be caused by changing regulatory requirements.

The following table summarizes our cash flows for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012
Net cash used in operating activities	$(4,821)	$(3,044)
Net cash used in investing activities	$(147)	$(694)
Net cash provided by financing activities	$5,376	$3,760

To date, Presbia Holdings (and, prior to 2009, Orchard Investments, LLC) has funded our operations. As a result, net cash provided by Presbia Holdings (and, prior to 2009, Orchard Investments, LLC) has approximated the net cash that we have used in our operating and investing activities.

Our net cash used in operating activities principally reflects the net losses that we have incurred, offset in part by amounts due, but not paid, to Presbia Holdings. Our net cash used in investing activities reflects our purchases of property and equipment.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2013 (in thousands).

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS:	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
Facility leases	$124	$235	$50	$—	$409

Total contractual obligations	$124	$235	$50	$—	$409

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange sensitivities as follows:

Interest Rate Risk

We had cash of $176,000 and $584,000 as of December 31, 2012 and December 31, 2013, respectively, which consists of checking account deposits. Historically, we have maintained minimal cash balances. Subsequent to this offering, we will experience fluctuations in interest income based on market rates and application of the net proceeds of this offering.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

To date, we have incurred interest expense at a fixed rate of 15% per annum, compounding daily, on amounts advanced by our controlling shareholder.

Transaction Risk

We may be exposed to transaction risk because some of our sales and expenses will be incurred in a different currency than the local currency. To date, we have not attempted to offset our exposure to this risk by investing in derivatives or engaging in other hedging transactions.

Recent Accounting Pronouncements

In February 2013, guidance that requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors was issued. The guidance further provides for disclosure of the nature and amount of the obligation. The amendment is effective for interim and annual reporting periods beginning after December 15, 2013. We are currently evaluating the effect this standard will have on our combined financial statements.

In July 2013, guidance was issued that requires, with some exceptions, an entity to present its unrecognized tax benefits as it relates to its net operating loss carryforwards, similar tax losses, or tax credit carryforwards, as a reduction of deferred tax assets when settlement in this regard is available under the tax law of the applicable taxing jurisdiction as of the balance sheet reporting date. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We are currently evaluating the effect this standard will have on our combined financial statements.

BUSINESS

Overview

We are an ophthalmic device company which has developed and is currently marketing a proprietary optical lens implant for treating presbyopia, the age-related loss of the ability to focus on near objects. Our lens, which we refer to as our microlens, is a miniature lens designed to be surgically implanted in a patient’s eye to improve that patient’s ability to see objects at close distances. Our current strategy is to continue to commercialize our microlens in certain strategic countries where we currently have marketing approval and to continue to seek to obtain marketing approval in other key markets, including the United States. Our goal is to become a leading provider of corneal inlay presbyopia-correcting treatment worldwide.

According to Market Scope’s 2013 Comprehensive Report on The Global Presbyopia Surgery Market, or the Market Scope Report, presbyopia is a common vision disorder that affects approximately 1.8 billion people worldwide. Presbyopia is associated with the inability of the eye’s natural lens to change shape, or accommodate, in order to see clearly objects in the near and middle distance ranges. According to the Market Scope Report, the worldwide presbyopic population is expected to grow to approximately 2.0 billion by 2018 and 2.1 billion by 2020. According to the Market Scope Report, spending on devices, equipment and procedure fees for presbyopia-correcting surgery is expected to increase from approximately $448 million in 2012 to approximately $1.2 billion in 2018 at the manufacturer level. We do not currently have marketing approval in many jurisdictions included in the foregoing global data, which jurisdictions collectively represent a substantial portion of the worldwide presbyopic population. We have marketing approval in a number of strategic countries that we are targeting for commercialization and we are actively seeking marketing approval in certain other strategic countries that we are targeting for commercialization, including the United States. We expect that we will not target certain jurisdictions, including certain jurisdictions with a substantial portion of the worldwide presbyopic population, for socioeconomic reasons.

We believe that our solution offers each of the following benefits:

■	our solution is effective as a standalone solution for plano presbyopes, or those individuals who suffer from presbyopia but do not have any other visual disorder, and may also be used in conjunction with laser procedures or lens replacement procedures for those individuals who in addition to being presbyopic suffer from other visual disorders.

■	our solution is minimally invasive; our microlens can be implanted and removed in simple, surgical procedures.

■	we believe that our solution offers significant near vision improvement with little or no loss of binocular distance visual acuity (the ability to see distant objects with both eyes without prescription enhancement) and minimal risk of adverse side effects.

■	our solution offers a wide range of corrective power, from +1.5 diopters to +3.5 diopters, in 0.25 diopter increments (a diopter is a unit of measurement of the optical power of a lens).

■	once implanted, our microlens is invisible to the naked eye.

In 2012, we completed a 12-month, multicenter, post-marketing evaluation of our microlens in Italy and Greece in presbyopic patients between the ages of 45 and 60. We designed, and oversaw the implementation of, the protocol for this evaluation, which was conducted at our request by a surgeon at the Vardinoyannion Eye Institute at the University of Crete in Crete, Greece and by a surgeon at Prato Hospital in Prato, Italy. The average uncorrected near visual acuity (the ability to see close objects without prescription enhancement), or UCVA-near, in the operated eye of the 70 patients who completed the study was 20/110. Following implantation with our microlens, such patients had an average UCVA-near of 20/27 12 months post-surgery. Although there was a small loss in distance vision in the operated eye, there was no significant change in binocular distance visual acuity after 12 months post-surgery. Our microlens has also been the subject of certain third party studies. We did not commission these studies or design, review or oversee the implementation of their protocols, and we have limited information with respect to these studies.

In addition to being an effective standalone treatment for presbyopia, we believe that our solution can also be used in conjunction with other surgical approaches that are used to treat vision disorders other than presbyopia. For example, we believe that our microlens procedure can be combined with laser in-situ keratomileusis, or LASIK, procedures, which are used to treat certain near distance and far distance visual disorders, as well as lens replacement procedures used to treat cataracts (whereby the natural lens is replaced with an intraocular lens, or IOL, implant). We also believe that our microlens can be used to treat presbyopia in certain post-LASIK and post-cataract surgery patients. We believe that, having undergone eye surgery in the past, certain patients are more likely than the general population to consider eye surgery to treat presbyopia. Moreover, as we believe that our solution can be performed at the same time that certain other forms of vision-correction treatments are being administered, we believe that our solution provides an integrated treatment option for patients and an additional source of revenue for the patient’s ophthalmic surgeon. In this way, we believe that our solution complements existing surgical treatments for vision problems.

Our microlens procedure is performed using a 150 kilohertz or greater frequency femtosecond laser, which is a laser that is currently used in certain LASIK surgeries, cataract surgeries and cornea replacement surgeries. In commercializing our solution, we intend to target those markets with a well-established presence of high-volume refractive laser centers equipped with femtosecond lasers. We believe that the existing infrastructure in most such laser centers is sufficient to make our solution an attractive opportunity for such laser centers and will also minimize our anticipated capital investment in equipment and training in connection with our commercialization efforts. Our commercialization strategy includes working closely with such laser centers to train and qualify ophthalmic surgeons on the use of our solution.

Through our European Union CE Mark, we are generally authorized to market our microlens throughout the European Economic Area (27 of the 28 European Union member states plus Iceland, Liechtenstein and Norway), or EEA, and Switzerland. We currently market our microlens in certain strategic EEA countries as well as certain strategic countries outside of the EEA in which we possess marketing approval. Through the filing date of the registration statement of which this prospectus forms a part, ophthalmic surgeons have implanted over 450 of our microlenses outside of the United States.

We are presently seeking marketing approval in other strategic countries, including the United States. In order to commercialize our microlens and our proprietary insertion tool, which we refer to as our microlens inserter, in the United States, we must first obtain a pre-market authorization, or PMA, from the U.S. Food and Drug Administration, or the FDA. We received approval of our investigational device exemption, or IDE, to commence a staged pivotal clinical trial in order to obtain clinical data necessary to obtain FDA approval to market our microlens and microlens inserter in the United States. We are targeting the start of enrollment for this planned clinical trial in the second quarter of 2014. We do not expect to receive approval from the FDA and commence commercial activity in the United States before the first quarter of 2019.

The Eye and Vision Problems

The human eye is a specialized sensory organ capable of receiving visual images and transmitting them to the visual center in the brain. Among the main parts of the eye are the cornea, the iris, the lens and the retina. The cornea is the clear window in the front of the eye through which light first passes. The interior surface of the cornea is lined with a single layer of flat, tile-like endothelial cells, whose function is to maintain the transparency of the cornea. The iris is a pigmented muscular curtain located behind the cornea that opens and closes to regulate the amount of light entering the eye through the pupil, an opening at the center of the iris. The lens, known in medical terminology as the “crystalline lens,” is a clear structure located behind the cornea that changes shape, or accommodates, to focus light on the back of the eye. The retina is a layer of nerve tissue in the back of the eye that senses the light image and transmits it to the brain via the optic nerve. The figure below illustrates certain elements of the basic anatomy of the human eye.

The eye may be affected by common visual disorders, disease or trauma. A normal, well-functioning eye receives images of objects at varying distances and focuses the images on the retina. Refractive errors (including myopia, hyperopia, presbyopia and astigmatism, each described below) occur when the eye cannot properly focus an image on the retina. In addition to presbyopia, common vision problems include:

■	myopia, or nearsightedness, which occurs when the eye’s lens focuses images in front of the retina;

■	hyperopia, or farsightedness, which occurs when the eye’s lens focuses images behind the plane of the retina;

■	astigmatism, an optical defect in which vision is blurred due to an oval-shaped cornea or, in some cases, an oval-shaped natural lens, producing a distorted image on the retina. Astigmatism may accompany myopia or hyperopia; and

■	cataracts, a clouding of the lens, which worsens with time and gradually occludes incoming light images.

Cataracts are age-related, while myopia, hyperopia and astigmatism are not age-related. The most common surgical treatment for myopia, hyperopia and astigmatism is LASIK surgery, in which the surface of the cornea is carefully mapped and then a computerized optical laser uses this mapping to reshape the surface of the cornea by ablation to permit proper focusing. Cataracts are most often treated by surgically removing the affected lens and replacing it with a monofocal (that is, a single focus) artificial lens, or IOL.

Presbyopia is an age-related refractive disorder that generally begins to develop when a person reaches the age of 35. The disorder may go unnoticed for several years after its initial onset and can worsen with age. The first symptoms of presbyopia are typically experienced when a person begins to have difficulty reading fine print. Presbyopia is associated with a loss of lens “elasticity,” the ability of the lens to change shape in order to focus incoming light on the retina from objects in near and middle distance ranges. Elasticity is slowly lost as people age, resulting in a slow decrease in the ability of the eye to focus on nearby objects. Presbyopia is a natural part of aging and affects substantially all people at some point in their adult lives.

Presbyopia Market

According to the Market Scope Report, presbyopia currently affects approximately 1.8 billion people worldwide, or approximately 25% of the global population. According to the Market Scope Report, the worldwide presbyopic population is expected to grow to approximately 2.0 billion in 2018 and 2.1 billion people by the end of 2020. The global market opportunity for surgical treatment of presbyopia is large and growing due to the aging of the population. Globally, the median age is projected to increase from 29 years in 2011 to 38 years by 2050. Consistent with the expected growth in the worldwide presbyopic population, according to the Market Scope Report, the annual number of presbyopia-correcting surgeries performed globally is expected to increase from approximately 680,000 procedures in 2012 to approximately 1.7 million procedures by 2018. According to the Market Scope Report, corneal inlays are projected to be the fastest growing segment of this market and are expected to grow from approximately 22,000 procedures in 2012 to approximately 424,000 procedures in 2018. In addition, according to the Market Scope Report, spending on devices, equipment and procedure fees for presbyopia-correcting surgery is expected to increase from approximately $448 million in 2012 to approximately $1.2 billion in 2018 at the manufacturer level. We do not have marketing approval in many jurisdictions included in the foregoing global data, which jurisdictions collectively represent a majority of the worldwide presbyopic population. We have marketing approval in a number of strategic countries that we are targeting for commercialization and we are actively seeking marketing approval in certain other strategic countries that we are targeting for commercialization, including the United States. We expect that we will not target certain jurisdictions, including certain jurisdictions with a substantial portion of the worldwide presbyopic population, for socioeconomic reasons.

Approaches for Treating Presbyopia

While reading glasses and contact lenses have historically been, and remain, the most common solution for presbyopia, there are significant drawbacks associated with these non-surgical approaches. Eyeglasses can easily be lost, misplaced, broken or scratched and require frequent cleaning. Also, many people wish to avoid the inconvenience of keeping reading glasses close at hand. Contact lenses require daily insertion, removal and maintenance, which can be problematic for an increasingly mobile population and for people living and working in dusty environments or in unsanitary conditions.

There are presently four surgical correction categories for treating presbyopia:

Monovision. Monovision treatments correct one eye, typically the dominant eye, for distance vision and correct the other, non-dominant eye for near vision. While monovision may be accomplished through the use of glasses with two difference lenses with varying thickness, that approach can cause bothersome symptoms when a person looks through the edges of the glasses. A more typical approach to monovision is the use of two different contact lenses. A more permanent monovision approach is to undergo laser or IOL-based refractive surgeries adapted for presbyopia correction. A significant drawback of monovision surgical treatments is the complexity of achieving additional correction, if vision further deteriorates. Additional drawbacks include occasional patient adaptation issues, whereby patients have difficulty adjusting to the monovision arrangement and suffer from blurring of vision, difficulty driving at night and loss of stereopsis, or the ability to focus upon an object with both eyes and create a single stereoscopic image.

Multifocal. Multifocal approaches are designed to provide both distance and near focus at the same time in each eye. Generally, both depth perception, or the ability to judge the distance of an object, and contrast sensitivity, or the ability to detect detail having subtle color gradations, are generally improved when two eyes can focus on an object. In addition, these approaches are intended to be improvements over constantly taking glasses off and putting them back on (possibly by wearing glasses around the neck) or by using bifocal or varifocal glasses or contact lenses, in which the eye is trained to look through the top part for distance vision and the bottom part for near vision. Multifocal effects can be achieved by lens replacement, including multifocal IOLs (IOLs with different zones of varying power), or through the creation of a multifocal cornea using laser refractive surgery (to create two or more refractive zones on the central cornea) or intrastromal ablation (laser used to make small changes in the thickness of the cornea). As with monovision, a significant drawback of these multifocal approaches is the complexity of achieving additional correction, if vision further deteriorates. In addition, some patients may experience halos, or rings around lights, at night, and it may also take time for multifocal patients to adapt to the different focal areas.

Restoring Accommodation. Accommodating approaches generally attempt to replace the natural lens with an accommodating IOL, which is an artificial lens that is designed to mimic the movement of the natural crystalline lens of the eye. All IOL-based surgeries are susceptible to opacification, or clouding, of the lens capsule, which is the part of the natural lens covering that remains after surgery, decreasing vision and requiring a laser procedure to cut a hole in the clouded back lining of the lens capsule to allow light to pass through the membrane to the retina. Accommodating IOLs are also subject to certain other complications pertaining to the shrinkage, closure or clouding of the capsule that can reduce the mode of action of the accommodating IOLs, rendering them less effective. Other less common accommodating techniques include lens softening and scleral relaxation techniques, which are designed to improve near vision by restoring the function of the eye’s own accommodative system. Lens-softening techniques use pharmaceuticals or lasers to soften or change the structure of the natural crystalline lens, allowing it to flex better to increase accommodation. Scleral relaxation techniques use implants in the sclera of the eye to increase the eye’s ability to focus at near distances. To date, these procedures have had little documented success.

Corneal Inlays. Corneal inlays include miniature surgically implanted lenses (such as our microlens), optical devices inserted into the cornea to reshape the front surface of the eye, and small implants to reduce the size of the opening into the eye to reset the angle of the light rays entering the eye and reduce both the number of rays and the light scatter, each of which is designed to improve near vision.

Our Solution

We have designed our microlens to address certain limitations of other surgical approaches to treat presbyopia. The critical aspects of our solution include:

■	Effective Treatment Option for Plano Presbyopes. The largest sub-group of the presbyopic population is plano presbyopes, or those individuals without significant refractive error who suffer from presbyopia. Plano presbyopes account for approximately 38% of the total presbyopic population. We believe that ophthalmologists are generally reluctant to recommend a LASIK or IOL procedure as a solution for a plano presbyope given the inherent risks and visual compromises of such procedures. Because our procedure does not involve the removal of the natural lens, the reshaping of the cornea or the removal of corneal tissue, we believe that ophthalmologists will be more likely to recommend our microlens as a solution for plano presbyopes than a LASIK or IOL procedure.

■	Complementary Solution. In addition to being a treatment option for plano presbyopes, we believe that our solution can be used in conjunction with other surgical procedures that treat vision disorders other than presbyopia, including LASIK procedures for near and/or distance vision correction and the implantation of traditional monofocal IOLs used to treat cataracts. In addition, we believe that our microlens can be used to treat presbyopia in certain post-LASIK and post-cataract surgery patients.

■	Minimally Invasive. Our microlens is implanted in a pocket in the cornea created with a femtosecond laser. The pocket seals itself within a few days, holding the lens in place. The procedure does not require the reshaping of the cornea and no corneal tissue is removed. Moreover, the nature of our solution permits normal nutrient flow to the cornea, enabling corneal metabolism. As a result, there is less potential for dry-eye symptoms and less damage to the collagen fibers that support corneal shape and structure.

■

Removable. We have designed our microlens and procedure to be easily removable. We believe that designing a lens that is removable gives patients the ease of mind of knowing that if they are uncomfortable with the results, or if technological advances produce different solutions in the future, they have not taken a step that prevents them from being able to undergo future procedures. The design of our microlens will also permit removal in the event that a patient’s presbyopia significantly progresses with age and the patient wishes to have a lens with additional diopter power implanted. We believe that by designing our microlens and procedure in a manner that allows our microlens to easily be replaced, ophthalmic surgeons will be able to choose the lens most appropriate for a given patient as the patient ages and the patient’s presbyopia progresses. In the United States, our IDE does not permit replacement of a microlens in the event that a patient’s microlens is removed after implantation. Also, in the United States, our IDE requires any removal of the microlens to be reported as an adverse event.

■	Correction Options. The range of optical power corrections available in our microlens allows the ophthalmic surgeon to choose the correction most appropriate for the patient’s specific near vision requirements, as opposed to a unilateral “one size fits all” approach.

■	Invisible. The clear nature of our microlens renders it invisible to the naked eye which we believe will make it appealing to patients.

■	Does Not Hinder Certain Other Procedures. Our microlens does not hinder examination of the retina and other structures in the eye necessary to diagnose other ocular health disorders.

■	Minimal Side Effects. In limited procedures performed to date outside of the United States, healing and adaptation to the microlens generally begin immediately after the surgery, with the immediate common side effects of such a procedure generally being mild eye dryness and irritation, transient light sensitivity (an abnormal occurrence of photosensitivity associated with the femtosecond laser) and certain visual symptoms, such as halos or glare.

We believe that surgical treatment for presbyopia represents a large new market opportunity for ophthalmic surgeons. The market for traditional surgical ophthalmic treatments, such as LASIK for myopia, hyperopia and astigmatism, and traditional monofocal IOLs for cataracts, is highly mature. Our procedure utilizes the femtosecond laser currently used for certain LASIK surgeries, cataract surgeries and cornea replacement surgeries. We believe that many refractive laser centers equipped with such lasers are not operating at full capacity, and we hope to utilize such untapped capacity. Our procedure would allow these laser centers and ophthalmic surgeons to introduce a new treatment modality using their existing laser equipment, adding incremental revenue without the need for significant new capital commitments.

We believe that patient demand for our microlens may be driven in part by the large and growing number of individuals who have become comfortable with and undergone LASIK procedures, which we believe have lost their “experimental” reputation. We expect that these individuals are more likely to be early adopters of our microlens solution to the extent they require additional vision correction in connection with the onset of presbyopia. We believe demand is likely to be fueled further by the ever-evolving, near-vision needs resulting from the increasing reliance on smart phones, tablets and other technological advances requiring good near vision.

Our Technology

Our microlens is a disc shaped lens that has a refractive zone in the periphery designed to improve near vision problems associated with presbyopia and a central zone that is designed to maintain distance vision. The two figures below illustrate the design of our microlens.

Our microlens is 3.2 millimeters (mm) in diameter, has an edge thickness of 0.015 mm and has a center thickness that ranges from approximately 0.03 mm to 0.05 mm (depending on the lens power). Once implanted, it is invisible to the naked eye. Our microlens is made of a hydrophilic acrylic material, similar to the kind that has been used to make IOLs for over 20 years. Our microlens is designed to be removable. In addition, our microlens is designed to reduce the risk of permanent corneal tissue loss and is designed to be biocompatible with the cornea, allowing for corneal metabolism, which is essential to the health and normal functioning of the cornea.

Ocular dominance is the tendency to prefer visual input from one eye to the other. Our microlens is implanted in a patient’s non-dominant eye to minimize impact to binocular uncorrected distance vision. Through implantation in the patient’s non-dominant eye, our solution seeks to exploit the brain’s ability to perceptually suppress central vision in one eye when the two eyes are receiving disparate stimuli and focus on the clearer images while ignoring the blurrier images. Prior to implantation, we require patients to wear a contact lens for near vision correction in their non-dominant eye for a minimum of three to five days before insertion of our microlens in order to assess whether or not the patient is able to adapt to the change in the visual system. Not all prospective patients are able to adapt to the change in the visual system. Based on feedback that we have received from surgeons to date, we believe that approximately 40% of prospective patients who underwent monofocal contact lens correction in their non-dominant eye were unable to adapt to the change in the visual system and approximately 25% of prospective patients who underwent multifocal contact lens correction in their non-dominant were unable to adapt to the change in the visual system.

To improve near vision, as shown below, the refractive peripheral portion of our microlens is designed to help focus light from near objects (blue shaded light) onto the retina.

Near Vision with Microlens

To maintain maximum distance vision, the central portion of our microlens is designed to permit light from distant objects to pass through the cornea and lens and focus on the retina (yellow light shown below). The refractive peripheral portion of the lens results in some distance light to focus in front of, instead of on, the retina (blue light shown below). However, when the brain receives dual visual stimulus from the corrected non-dominant eye, as well as the uncorrected dominant eye, it is able to correctly combine the information into an image for the patient.

Distance Vision with Microlens

Insertion of our Microlens

Our microlens is surgically implanted, using our proprietary microlens inserter, in an outpatient setting. The procedure, requiring only topical anesthesia, typically takes a trained ophthalmic surgeon approximately 10 minutes. The procedure and equipment needed to create a corneal pocket to insert the microlens are similar to those currently used in LASIK procedures. We believe that the existing infrastructure in most high-volume refractive laser centers equipped with femtosecond lasers is sufficient for our procedure.

The figures below illustrate our microlens inserter and the insertion of our microlens.

Illustration of our Proprietary Insertion Tool	Illustration of Insertion of Our Microlens

The ophthalmic surgeon starts the procedure by making a mark on the cornea at the center of the visual axes in order to determine the most appropriate location of the corneal pocket as well as the microlens placement and alignment once in place. Then, using a 150 kilohertz or greater frequency femtosecond laser, the ophthalmic surgeon creates a pocket, approximately four to 5.5 mm in diameter, in the cornea of the patient’s non-dominant eye. Using our microlens inserter, the ophthalmic surgeon then inserts our microlens into the corneal pocket. Finally, the ophthalmic surgeon centers and checks the position of the implanted microlens before completing the surgery. The corneal pocket automatically seals itself within a few days, holding the microlens in place at the center of the eye’s visual axis.

We have designed our microlens and procedure to be removable in a minimally invasive manner in the event that a patient wishes to have a stronger prescription microlens implanted. This may occur if a patient’s presbyopia significantly progresses over time or in the event that a patient wishes to have the microlens removed for any other reason, including if the patient is uncomfortable with the results, if neural adaptation is not achieved, or if technological advances produce alternative solutions in the future. In the United States, our IDE does not permit replacement of a microlens in the event that a patient’s microlens is removed after implantation. Also, in the United States, our IDE requires any removal of the microlens to be reported as an adverse event.

The procedure to remove our microlens may take place in an outpatient setting, using only topical anesthesia. The removal procedure consists of opening the corneal pocket entry point and, using a fluid to lubricate the pocket of the lens, sliding the lens from the corneal pocket. This procedure typically takes a trained ophthalmic surgeon approximately 10 minutes. A new microlens can be immediately inserted into a patient’s existing corneal pocket.

Through the filing date of the registration statement of which this prospectus forms a part, ophthalmic surgeons have implanted over 450 of our microlenses outside of the United States.

Clinical Studies

We have completed a multicenter clinical study outside the United States. In addition, several third parties have conducted limited studies of our microlens. These studies are summarized below.

Evaluation Conducted Outside of the United States

In early 2012, we completed a 12-month multicenter, post-market evaluation in Italy and Greece of our microlens in presbyopic patients between the ages of 45 and 60 to evaluate the safety and effectiveness of our microlens. We designed, and oversaw the implementation of, the protocol for this evaluation, which was conducted at our request by a surgeon at the Vardinoyannion Eye Institute at the University of Crete in Crete, Greece and by a surgeon at Prato Hospital in Prato, Italy. The 12-month data for the 70 patients who completed the study demonstrated successful patient outcomes and a low rate of post-operative adverse events. The average UCVA-near in the operated eye pre-surgery for those 70 patients was 20/110 and 99% of those patients started the study with UCVA-near in the operated eye of 20/50 or worse. Key effectiveness findings from this evaluation included the following:

■	the average UCVA-near in the operated eye for such patients post-surgery was 20/27, 99% of such patients completed the study with 20/40 or better UCVA-near in the operated eye and 70% of such patients completed the study with 20/25 or better UCVA-near in the operated eye (see Figure 1 below);

■	although there was a slight loss in uncorrected distance visual acuity (the ability to see distant objects without prescription enhancement), or UCVA-distance, in the operated eye (see Figure 4 below), there was no significant change in binocular UCVA-distance (UCVA-distance when using both eyes) from before treatment to after treatment in this study (see Figure 2 below); and

■	there was no significant change in best corrected distance visual acuity (distance vision using prescription enhancement), or BCVA-distance, in the operated eye after 12 months (see Figure 3 below).

A Snellen chart is an eye chart used by eye care professionals and others to measure visual acuity. It usually consists of letters printed in lines of decreasing size which a person is asked to read at a fixed distance. 20/20 is a term used to define normal visual acuity, which relates to the Snellen chart. The first number denotes a certain distance, and the second number denotes the distance at which a person with normal visual acuity could read clearly those letters that the subject of the assessment can read clearly at the distance denoted in the first number. The standard distance for testing distance visual acuity is 20 feet. Thus, with respect to distance vision, if an individual has 20/100 vision, it means that a person with normal distance vision can read at 100 feet what the patient can only read at 20 feet (poor distance vision). 20/10 vision, on the other hand, would mean the individual has better than normal distance vision, being able to read at 20 feet what a person with normal distance vision could only read at 10 feet. With respect to near vision, the 20/20 nomenclature is used with the distances in the first number and the second number scaled to the distance used in the study. Thus, an individual with 20/20 near vision means the patient can read clearly those letters at the distance tested (usually 40 centimeters (cm) in the United States and 33 cm outside of the United States) that a person with normal near visual acuity could read clearly at that distance. In our post-market evaluation, we tested visual acuity using an Early Treatment Diabetic Retinopathy Chart, or ETDRS, Snellen chart; the distance used to test distance visual acuity was 20 feet and the distance used to test near visual acuity was 33 cm.

An important measurement is the number of patients who reach better visual acuity levels, or visual correction, after treatment. Before surgery, the 70 patients who completed the study had an average UCVA-near in the eye to be operated on of 20/110 and 99% of such patients started the study with UCVA-near measurements of 20/50 or worse in that eye. After treatment with our microlens, such patients had an average UCVA-near in the operated eye of 20/27 and 99% of such patients achieved UCVA-near measurements of 20/40 or better in the operated eye and 70% of such patients achieved UCVA-near measurements of 20/25 or better in the operated eye. The following chart summarizes the positive UCVA-near results in this post-market evaluation:

Figure 1

Uncorrected Near Visual Acuity Operated Eye (33 cm chart)

(N=70 at Month 12)

Another important measurement is the number of patients who maintain binocular UCVA-distance levels post-treatment. There was no significant change in binocular UCVA-distance from before treatment to after treatment in this study. This stability in binocular vision is important because it indicates that patients in the study did not experience a significant compromise in binocular UCVA-distance as a result of the insertion of our microlens, meaning that their normal binocular far vision was not compromised. The following chart summarizes the binocular UCVA-distance findings in this post-market evaluation:

Figure 2

Uncorrected Binocular Distance Visual Acuity

(N=70 at Month 12)

In addition, patients in this study experienced no significant change in BCVA-distance in the operated eye at 12 months post-implantation, which indicates that there was no compromise in the operated eye’s optical system at 12 months. The following chart summarizes BCVA-distance findings with respect to the patient’s operated eye in this post-market evaluation:

Figure 3

Best Corrected Distance Vision Acuity Operated Eye

(N=70 at Month 12)

There was a slight loss of UCVA-distance in the operated eye in the study population. Before surgery, 83% of patients achieved UCVA-distance in the operated eye of 20/16 to 20/25 and 17% achieved UCVA-distance in the operated eye of 20/30 to 20/40. After treatment with our microlens, 17% of patients achieved UCVA-distance in the operated eye of 20/16 to 20/25, 53% achieved UCVA-distance in the operated eye of 20/30 to 20/40, and 30% achieved UCVA-distance in the operated eye of 20/50 or worse. Although, as mentioned above, there was no significant change in binocular UCVA-distance from before treatment to after treatment in this study, far distance vision in the operated eye is also important, particularly as it relates to overall patient satisfaction. In the study population, 78% of patients who responded reported that they perceived their UCVA-distance in the operated eye as “excellent” to “good.” This generally correlates to the data at month 12, where 70% of patients achieved 20/40 vision or better in the operated eye. The remaining 30% of patients achieved UCVA-distance in the operated eye of 20/50 or worse, and consistent with such results, 20% of patients who responded reported that they perceived their UCVA-distance in the operated eye as “fair.” One patient who responded considered his outcome with respect to UCVA-distance in the operated eye as “poor.” The following chart summarizes UCVA-distance findings with respect to the patient’s operated eye in this post-market evaluation:

Figure 4

Uncorrected Distance Visual Acuity Operated Eye

(N=70 at Month 12)

There are several possible explanations for the loss of distance visual acuity in the operated eye, including, but not limited to, the following:

■	the time required for neural adaptation, or the time it takes the brain to adapt to the change in the visual system;

■	improper patient selection, or the selection of patients who are intolerant of monovision, impatient or not willing to wait for the neural adaptation time period; and

■	improper lens power selection, meaning the patient is difficult to refract.

A subset of 39 patients enrolled in this evaluation underwent a monovision simulation, whereby pre-surgery UCVA-distance in the eye to be operated on with near vision contact lens correction in place was compared to UCVA-distance in the operated eye following implantation of our microlens. The purpose of this simulation was to evaluate whether UCVA-distance in the operated eye following implantation of our microlens is better than pre-surgery UCVA-distance in such eye with the use of a near vision correction contact lens. These patients were found to have an average UCVA-distance in the operated eye of 20/43 12 months post-surgery, while the same patients pre-surgery had an average UCVA-distance in the eye with near vision contact lens correction of 20/139. We believe that this result is due to the nature of the design of our microlens which is intended to maintain distance vision in the operated eye to the greatest extent possible. The central portion of our microlens is designed to allow for light from distant objects to enter the eye and focus on the retina, and the retina ultimately transmits that image to the brain. Figure 5 below illustrates the findings in this evaluation with respect to post-surgery UCVA-distance in the operated eye compared to pre-surgery UCVA-distance in the eye to be operated upon with near vision contact lens correction in place:

Figure 5

Overall, patient satisfaction with the procedure was generally high. 97% of patients who responded reported “excellent” or “good” perception of UCVA-near, and 97% of patients who responded reported “excellent” or “good” perception of binocular UCVA-distance. 75% of patients who responded reported no use of glasses for near tasks while the remaining 25% reported use of glasses less than 50% of the time. 78% of patients who responded indicated that they used glasses for near tasks more than 50% of the time prior to implantation.

Key safety findings from the evaluation over a 12-month period included the following:

■	low rate of post-operative adverse events;

■	one patient complained one week after implantation of significant halos and glare when driving at night and requested removal of the microlens (the lens was removed one month post-surgery);

■	one case of transient light sensitivity syndrome was reported: this represents an abnormal occurrence of photosensitivity associated with the femtosecond laser, which resolved after application of a topical steroid regimen;

■	one case of epithelial ingrowth was reported: this represents an abnormal growth of corneal epithelium in an area where it does not belong, associated with the femtosecond laser, which resolved after the ingrowth was surgically cleared; and

■	four cases of transient stromal haze were reported: these cases involved the activation of inflammatory cells in connection with surgery, which resolved after application of a topical steroid regimen.

There was no significant change in:

■	intraocular pressure, or the fluid pressure in the eye;

■	endothelial cell density, or the tissue layer undersurface of the cornea and which regulates corneal water content;

■	pachymetry, or the measure of corneal thickness; or

■	binocular contrast sensitivity.

We continue to evaluate our microlens through clinical studies and marketing and post-marketing evaluations in connection with regulatory requirements and our commercialization efforts.

Third Party Studies

Our microlens has been the subject of certain third party studies that have been conducted to assess the efficacy and safety of our microlens. We did not commission these studies or design, review or oversee the implementation of their protocols (although we pay the annual fees of the institutional review board reviewing one such ongoing study in Japan), and we have limited information with respect to these studies. These studies have reported certain adverse effects relating to the safety and efficacy of our microlens and microlens inserter. In connection with the findings in certain of such studies and observations of other surgeons regarding our procedure, we have undertaken certain investigative actions as part of our ongoing risk mitigation efforts. See “Risk Factors—Risks Related to Our Business—If concerns regarding side effects from presbyopia-correcting surgery generally, or our products specifically, develop, including as a result of third-party studies and publications, our business, results of operations and financial condition will be materially and adversely affected.”

Clinical Development and Commercialization Targets

In December 2013, we received approval from the FDA to commence a staged pivotal clinical trial of our microlens in the United States. This planned clinical trial is a prospective, non-randomized, unmasked, multicenter clinical investigation. Our current draft protocol contemplates 75 subjects at up to six investigational sites in the United States. Each subject will undergo insertion of our microlens in the patient’s non-dominant eye. After we have obtained six-month data on a minimum of 50 subjects, we will submit an interim safety report as a supplement to our IDE to the FDA. If the FDA finds no safety concerns, we anticipate the FDA will permit us to continue enrollment and to increase the study population size and number of investigational sites conducting our clinical trials. We currently anticipate that in order to file our PMA we will need 24-month post-surgery data on each of at least 300 patients. All subjects will be followed for three years following implantation. Subjects from outside the United States will not be enrolled in this study. The primary endpoint will be UCVA-near at 24 months post-implantation, together with safety objectives such as a low rate of ocular adverse events, endothelial cell loss over time in the operated eye, and an assessment of BCVA-distance and contrast sensitivity in the operated eye (the visual ability, with distance vision correction in place, to see objects that may not be outlined clearly or that do not stand out from their background). Although our microlens is designed to be removable, our IDE requires any removal to be reported as an adverse event. We are targeting: the start of enrollment for the clinical trial in the second quarter of 2014; submission of the six-month data to the FDA on 50 subjects in the first quarter of 2015; and, assuming that there are no safety issues, approval from the FDA to continue enrollment in our trial in the second quarter of 2015. We are targeting submission of our PMA to the FDA with 24-month data on 300 subjects in the first quarter of 2018. We are targeting submission of the 36-month data to the FDA in the first quarter of 2019. We are also targeting PMA approval of our microlens in the first quarter of 2019. These milestones could be delayed by further interactions with the FDA, either before or after starting our trials, or by a variety of other factors, including the final design of the study that is approved by the FDA, and are subject to the risks and uncertainties set forth under “Risk Factors—Risks Related to Our Business” and “—Risks Related to our Regulatory Requirements.” There can be no assurance that the FDA will grant our PMA approval or, if granted, that it will be granted in accordance with our anticipated time schedule. In addition, the FDA may require us to conduct post-approval studies as a condition of approval.

We plan to continue to work closely with high-volume refractive laser centers and hospitals in order to secure commercialization commitments in those countries in which we currently have marketing approval that we are targeting for commercialization. In addition, we plan to continue to seek marketing approval in additional countries that we determine present appropriate opportunities to commercialize our microlens and microlens inserter.

Strategy

Our goal is to become a leading provider of corneal inlay presbyopia-correcting treatment worldwide. We are currently commercializing our microlens internationally in select countries, and we are preparing for a U.S. study in connection with seeking FDA approval of our microlens and microlens inserter in the United States.

International Commercialization

Through our European Union CE Mark, we are generally authorized to market our microlens throughout the EEA and Switzerland (certain EEA countries also require additional in-country registration). We currently market our microlens in certain strategic EEA countries, as well as certain strategic non-EEA countries in which we currently possess marketing approval. We will continue to seek marketing approval in other strategic countries that we believe are appropriate to further our commercialization strategy.

Our entry strategy is to partner with high-volume refractive laser centers, beginning with an evaluation agreement in which the laser center agrees to complete procedures on a limited number of patients and evaluate outcomes and, assuming a successful evaluation, commits to commercialize our microlens and complete a set number of procedures per annum. In commercializing our solution, we intend to target those markets with a well-established presence of high-volume refractive laser centers equipped with femtosecond lasers. We believe that the existing infrastructure in most such laser centers is sufficient to make our solution an attractive opportunity for such laser centers and will also minimize our anticipated capital investment in equipment and training in connection with our commercialization efforts. Each refractive laser center that we partner with will be required to complete a clinical evaluation. Once the evaluation agreement is signed, the center will recruit patients and begin the surgical implant procedures under our supervision. We will provide the centers with a sufficient amount of our products, at our expense in some cases, necessary to conduct the procedures and evaluations. These trials will allow laser refractive centers the opportunity to review and analyze the microlens procedure and results in their facilities with their customer base and to educate their ophthalmic surgeons in preparation of a full product launch. We intend to work closely with refractive laser centers to train and qualify ophthalmic surgeons and their staff, at our expense, on the technology of our microlens and the procedure to insert our microlens. We also intend to train ophthalmic surgeons to become trainers for other ophthalmic surgeons once qualified. We expect the primary evaluation parameters in such evaluations to be improvement in UCVA-near at three to six months, together with safety objectives such as a low rate of ocular adverse events.

U.S. Clinical Trials

Gaining approval to market our products in the United States is a critical element in our strategy. In order to obtain such approval, we must obtain a PMA from the FDA. We cannot assure you when or whether we will obtain such an approval, or what expenditures we will incur whether or not we obtain such approval, given the many significant risks associated with seeking such an approval from the FDA. See “Clinical Development and Commercialization Targets” and “Risk Factors—Risks Related to Our Business” and “—Risks Related to our Regulatory Requirements.”

Sales and Marketing

Sales and marketing for our microlens is currently led by our chief commercial officer, two dedicated regional business development managers and our marketing team, who currently focus on the high-volume refractive laser centers that we have identified in Latin America, Europe and Asia. We believe that the existing infrastructure in most high-volume refractive laser centers equipped with a 150 kilohertz or greater femtosecond laser is sufficient to support our commercialization efforts, minimizing the need to establish a significant sales representative structure at this juncture in our development. We intend to utilize a distributor / agent structure only in those countries that will require us to do so. We intend to continue to target high-volume refractive laser centers, based upon the number of refractive procedures completed annually, which we believe have an existing infrastructure sufficient to support our commercialization efforts. In order to increase the rate of adoption, we are currently targeting refractive and cataract laser centers equipped with femtosecond lasers that perform approximately 10,000 or more annual procedures. We intend to implement a phased approach whereby we gradually target refractive and cataract laser centers performing fewer annual procedures. In conjunction with our medical advisory board and other marketing personnel that we intend to hire, our clinical / application specialists will work to train ophthalmic surgeons, assistants and staff at these target laser refractive centers on the proper patient recruitment practices and implantation procedures.

Our current marketing focus is on development of an in-house ophthalmic surgeon trainer at each refractive laser center where our microlens is available. We expect that the trainer will be able to independently educate and train future ophthalmic surgeons and that these ophthalmic surgeons will be able to train a number of other center ophthalmic surgeons. Each ophthalmic surgeon will be required to implant 10 microlenses with a Presbia-approved trainer to become a Presbia-approved ophthalmic surgeon and 25 implants to become a Presbia-approved trainer. Only Presbia-approved ophthalmic surgeons will be permitted to order and implant our microlens, and only Presbia-approved trainers will be permitted to train other surgeons on the implantation procedure, consistent with our comprehensive training program intended to ensure the proper care and treatment of patients, the optimization of patient outcomes and the satisfaction of patients. Our Chief Technology Officer will review results after 30 days and approve the ophthalmic surgeon if results meet desired outcomes. We intend to supply refractive laser centers that we target with user guides, ophthalmic surgeon booklets, patient selection criteria and training videos. Such refractive laser centers will be expected to support patient education with training videos, booklets and brochures, and other materials that can be customized.

We also intend to attend and sponsor ophthalmic surgeons at numerous conferences throughout Europe, Latin America, Asia and the United States. We believe that this marketing strategy will help promote our microlens and increase demand from clinicians and patients worldwide.

Our microlens and the procedure to implant our microlens are not currently reimbursed through private or governmental third-party payors in any country, nor do we anticipate that our microlens and the procedure to implant our microlens will be reimbursable through private or governmental third-party payors in the foreseeable future. Although the commercialization of our microlens depends on a prospective patient’s ability to cover the costs of our microlens and the implantation procedure, we believe that a direct patient pay model enables medical providers to avoid pricing pressure from private or governmental third-party payors. We do not have control over the prices that medical providers charge patients for our microlens and the implantation procedure.

Research and Development

We believe that it is essential for us to remain focused on advancing our technology and continuing to improve our microlens, as well as our microlens inserter and other auxiliary Presbia products. We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. In order to achieve our business objectives, we will continue our investment in research and development. Our research and development team, consisting of four persons as of December 31, 2013, communicates with ophthalmic surgeons who are currently utilizing the Presbia system, enabling us to make design changes as we receive feedback. Over the last three years, we have made a number of modifications to our microlens inserter to enable ophthalmic surgeons to more quickly and efficiently remove our microlens from its sealed container and prepare it for insertion into the laser-cut corneal pocket.

Over the next 12 months, our goal is to continue our focus on research and development, particularly with respect to developing a disposable microlens inserter and a pre-loaded disposable microlens inserter for our microlens and evaluating the development of a single microlens that includes both presbyopic and hyperopic correction. Additionally, as we regard our microlens to be an optical platform, we will continue to explore new approaches to correct vision problems, including evaluating the development of a corneal inlay for the treatment of macular degeneration, a chronic eye disease that causes vision loss in the center of a patient’s field of vision.

We expended $2.1 million and $1.0 million for research and development during the year ended December 31, 2013 and the year ended December 31, 2012, respectively.

Intellectual Property

Our commercial success depends, in part, on our ability to obtain and maintain proprietary protection for our products, technologies and other know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights and trade secrets, as well as customary confidentiality and other contractual protections. We own, or have rights to, a patent, several patent applications, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our business. However, the extent to which our intellectual property will provide us with protection and enable us to commercialize our proprietary technology without interference from others is subject to numerous risks. See “Risk Factors—Risk Relating to Our Intellectual Property.”

Patents

We currently own one U.S. patent and seven pending U.S. patent applications that we consider material to our business. Our existing patent relates to our microlens inserter; that patent expires on September 6, 2030. Our pending patent applications relate to the method and apparatus to inject our microlens, the method and apparatus to package our microlens, the method for laser cutting a corneal pocket to insert our microlens, the apparatus and method to use a preloaded inserter to insert our microlens, and our proprietary data collection software. Also, we have filed foreign patent applications in Australia, Canada, China, Europe, Israel, Japan and Korea for our microlens inserter and our microlens holding apparatus invention.

Our patent and patent applications may allow us to exclude others from practicing our proprietary inventions and may provide us with an opportunity to obtain royalties or cross-licenses of intellectual property from other manufacturers. Because we have limited knowledge of the research and development efforts and strategic plans of our competitors, we can only estimate the value of our patent and patent applications. Competitors may be able to design products and/or processes that avoid infringing our patent portfolio as it may exist from time to time.

Trademarks

Worldwide, we have several registered trademarks and pending trademark applications that we consider to be important to our business. The scope and duration of trademark protection varies widely throughout the world. In some countries, trademark protection continues only as long as the mark is used. Other countries require registration of trademarks and the payment of registration fees. Trademark registrations are generally for fixed but renewable terms.

Confidentiality Agreements

We protect our proprietary technology, in part, through confidentiality and nondisclosure agreements with employees, consultants and other parties. Our confidentiality agreements with employees and consultants generally contain standard provisions requiring those individuals to assign to Presbia, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by Presbia, subject to customary exceptions.

Competition

The medical device industry in general, and the ophthalmic medical device market in particular, are highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products are, and any future products we commercialize will be, subject to intense competition.

We expect to compete against companies that are developing corneal inlay surgical solutions for presbyopia, including AcuFocus, Inc., ReVision Optics, Inc. and Neoptics AG. AcuFocus, Inc.’s corneal inlay approach attempts to use small aperture optics to reduce distortion by eliminating peripheral light rays and limiting the width of diverging light rays. ReVision Optics, Inc.’s corneal inlay approach attempts to produce a smooth variation in focal power across the pupil by microscopically altering the surface shape of the cornea. Neoptics AG’s corneal inlay approach consists of a bifocal lens with a peripheral add zone designed to improve near vision and a central zone for distance vision. Both AcuFocus, Inc. and ReVision Optics, Inc. have been conducting clinical trials in the United States for years and have more experience than Presbia in conducting such trials. AcuFocus, Inc. has completed a pivotal clinical trial in the United States and is thus further along in the FDA approval process than Presbia. Also, both AcuFocus, Inc. and ReVision Optics, Inc., like Presbia, have marketing approval in certain jurisdictions outside the United States, including the EEA, and can be expected to compete with Presbia in such jurisdictions. We believe that AcuFocus, Inc. may have more commercial activities to date than Presbia in certain jurisdictions, including Japan. We do not believe that Neoptics AG has approval in the U.S. to conduct clinical trials or marketing approval in any jurisdiction. In addition to being an effective treatment option for presbyopia, we believe that our microlens is less invasive than ReVision’s Optics, Inc.’s corneal inlay, offers a range of optical power corrections not offered by ReVision’s Optics, Inc.’s corneal inlay or AcuFocus, Inc.’s corneal inlay, is less conspicuous than AcuFocus, Inc.’s corneal inlay and is more easily removable than ReVision Optics, Inc.’s corneal inlay.

In addition, we expect to compete against companies that offer alternative surgical treatment methodologies, including monovision, multifocal and accommodating approaches, and companies that promote reading glasses and/or contact lenses as approaches for responding to presbyopia. At any time, our known competitors and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our products. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory approvals/clearances or market registrations more rapidly than we can.

Certain of our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, regulatory approval, promotion, sale and support of their products. Our competitors may also have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, many of these companies have longer operating histories and greater brand recognition than we do. Because of the size of the presbyopia market and the high growth profile of that market, we anticipate that companies will dedicate significant resources to developing competing products. We believe that the principal competitive factors in our market include:

■	improved outcomes for patients and other product quality issues;

■	product innovation;

■	acceptance by ophthalmic surgeons;

■	ease of use and reliability;

■	regulatory status and speed to market;

■	product price and procedure price; and

■	reputation for technical leadership.

We cannot assure you that we will be able to compete effectively against our competitors in regard to any one or all of these factors.

Manufacturing

Our microlens is manufactured using hydrophilic acrylic material that has been utilized in the lens manufacturing market for the last 20 years. This material is well known and has an established safety profile. High precision lathing machines are used to generate sub-micro level accuracy of convex/concave radii. Like other traditional IOL manufacturing processes, the manufacturing of the microlens is divided into a dry and a wet process.

At present, our microlens is manufactured by a third-party original equipment manufacturer, or OEM, in Israel. This supplier has committed to a guaranteed minimum production level that we believe is adequate to meet our current needs. The agreement with this supplier is set to expire in January 2017. We expect that our Israeli OEM, or another supplier located overseas, will be utilized to satisfy all international demand for our microlens for the foreseeable future. We have also constructed a manufacturing facility in Irvine, California. We plan to use our Irvine, California manufacturing plant to supply the microlens for our U.S. clinical study and believe that that facility is scalable to meet future U.S. demand once it has received all applicable regulatory registrations, approvals and certifications. In addition, upon receipt of all applicable regulatory registrations, approvals and certifications, we may use such facility to provide backup manufacturing capacity for non-U.S. sales, should such capacity be needed in the future. Our microlens inserter is manufactured by a third-party OEM in the United States and a third-party OEM located in Switzerland, in each case according to our specifications. Although we do not have a guaranteed supply commitment from either of these suppliers, we believe that these suppliers will be able to meet our foreseeable needs.

We believe that our current manufacturing arrangements are sufficient to support our foreseeable manufacturing needs. The manufacturing by the Israeli OEM includes in-house sterilization, packaging, and inventory. Inventory of our microlens is ultimately stored at our facility in the Netherlands.

Sources and Availability of Raw Materials

We use a wide range of raw materials in the production of our products. We purchase most of the raw materials and components from external suppliers. The hydrophilic acrylic material used to manufacture our microlens is supplied to us by a single supplier located in the United Kingdom. We would be required to obtain approval from the FDA in the event that we wished to use different material or similar material from a different supplier with respect to any products to be offered and sold in the United States. Although we do not have a guaranteed supply commitment from our sole supplier of such hydrophilic acrylic material, we believe that such supplier will be able to sufficiently meet our currently anticipated supply needs. Although we do not currently have any long-term agreements in place for the supply of any other raw materials that we use, such materials are currently readily available from a number of suppliers, both in the United States and abroad.

Government Regulation

Our medical device products are subject to extensive regulation by the FDA and various other federal, state and non-U.S. governmental authorities, such as the competent authorities of the countries of the EEA. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

■	design, development and manufacturing;

■	testing, labeling, content and language of instructions for use and storage;

■	clinical trials;

■	product safety;

■	marketing, sales and distribution;

■	regulatory clearances and approvals, including premarket clearance and approval;

■	conformity assessment procedures;

■	product traceability and record keeping procedures;

■	advertising and promotion;

■	product complaints, complaint reporting, recalls and field safety corrective actions;

■	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

■	post-market studies; and

■	product import and export.

To market and sell our products in any country, we must first seek and obtain regulatory approvals, certifications or registrations and comply with the laws and regulations of that country. These laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. Obtaining and maintaining regulatory approvals, certifications and/or registrations are expensive, and we cannot be certain that we will receive regulatory approvals, certifications and/or registrations in any country for which we have yet to receive such approvals, certifications and/ or registrations or that we will be able to maintain any regulatory approvals, certifications or registrations that we currently possess in any country. If we fail to obtain or maintain regulatory approvals, certifications or registrations in any country in which we currently market or plan to market our products or if we fail to comply with all applicable regulatory laws, rules and regulations, our ability to sell our products could be jeopardized and we could be subject to enforcement actions. See “Risk Factors—Risks Related to Regulatory Requirements” for a discussion of the risks and uncertainties that apply to Presbia in connection with government regulation of its products.

Regulatory Requirements in the United States

Under the U.S. Food, Drug and Cosmetic Act, or the FD&C Act, manufacturers of medical devices must comply with extensive regulation relating to the issues described above, including regulations governing the design, testing, manufacturing, packaging, quality, servicing and marketing of medical products. Our immediate focus is upon the steps that we must take before our products can be marketed and sold in the United States.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device that is distributed commercially in the United States requires either prior 510(k) clearance or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either Class I or II, which, absent an exemption, requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval of a PMA application. Our current products are Class III devices requiring prior approval of a PMA application from the FDA. Both premarket clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

Premarket Approval

A PMA application must be submitted if, as is the case with the microlens and our microlens inserter, the device cannot be cleared through the 510(k) process. The PMA application process is generally more costly and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical and clinical trials, data and labeling to support the FDA’s determination that the device is safe and effective for its intended use. After a PMA application is complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application takes between one and three years, and may take significantly longer. During this review period, the FDA may request additional information and/or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with its Quality System Regulations, or QSRs, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement actions, including the loss or withdrawal of the approval. New PMA applications or PMA application supplements are required for significant modifications to the manufacturing process, as well as for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Our microlens, as an implanted device, and our microlens inserter, as an instrument directly associated with the implantation process, cannot be marketed and sold in the United States without PMA approval. We anticipate that other products that we may develop in the future, as well as modifications to our existing products, will also be associated with the implantation process and thus in all likelihood will be subject to PMA approval rather than 510(k) clearance.

IDE Applications

A clinical trial is almost always required to support a PMA application. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an IDE application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and institutional review board, or IRB, approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements.

In December 2013, we received approval of our IDE from the FDA to begin a staged pivotal clinical trial of our microlens in the United States.

Clinical Trials

Clinical trials for a Class III device may begin once the IDE application is approved by the FDA and the responsible IRBs at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the study. During a study, sponsors are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and record-keeping and with prohibitions on promoting investigational devices or making safety or efficacy claims for them. Sponsors are also responsible for the appropriate labeling and distribution of investigational devices.

We expect to begin enrolling patients for our staged pivotal clinical trial during the second quarter of 2014. After we have obtained six-month data on a minimum of 50 subjects, we will submit an interim safety report as a supplement to our IDE to the FDA. If the FDA finds no safety concerns, we anticipate the FDA will permit us to continue enrollment in our clinical trial in the second quarter of 2015. The clinical trial that we have proposed for our microlens and our microlens inserter is expected to extend for a period of at least four years. Even if we do receive PMA approval, we do not anticipate receiving that approval for our microlens and our microlens inserter before the first quarter of 2019.

Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consents, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and record-keeping requirements.

Even if the FDA permits us to proceed with our clinical testing, the FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider our study design adequate to support PMA approval. In addition, there can be no assurance that the data that we generate during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing approval.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:

■	establishment registration and device listings with the FDA, which helps facilitate FDA inspections and other regulatory action;

■	QSRs, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, process control, documentation and other quality assurance procedures during all aspects of the development and manufacturing process;

■	labeling control and advertising regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses or indications, and impose other restrictions on labeling;

■	approval or clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

■	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

■	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. In addition, the FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and

■	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish continued safety data.

The FDA has broad post-market and regulatory enforcement powers. We will be required to register with the FDA as a medical device manufacturer. As such, our manufacturing facilities will be subject to FDA inspections for compliance with QSRs. These regulations will require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing and quality control activities. As a medical device manufacturer, we will also be required to comply with FDA requirements regarding the reporting of adverse events associated with the use of our medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. FDA regulations also govern product labeling and prohibit a manufacturer from marketing a medical device for unapproved applications. The FDA may conduct unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement actions by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

■	untitled letters or warning letters;

■	fines, injunctions, consent decrees and civil penalties;

■	recall, detention or seizure of our products;

■	operating restrictions, partial suspension or total shutdown of production;

■	refusal of or delay in granting our requests for premarket approval or clearances of new products or modified products;

■	once we have received premarket approvals or clearances, withdrawing those approvals or clearances that are already granted;

■	refusal to grant export approval for our products;

■	criminal prosecution; and

■	unanticipated expenditures to address or defend such actions.

Regulatory Requirements Outside of the United States

Sales of medical devices outside the United States are subject to non-U.S. regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA market authorization. These differences may affect the efficiency and timeliness of international market introduction of our products.

In order to be placed on the market within the EEA, medical devices must meet the essential requirements set out in the relevant medical device legislation. The principal legislation regulating general medical devices in the EEA is Directive 93/42/EEC, referred to herein as the EU Medical Devices Directive. In the case of low risk (Class I) medical devices, such as our microlens inserter, the manufacturer may self-certify conformity with the EU Medical Devices Directive by issuing a declaration of conformity. In the case of medium to high risk (Class IIa, IIb and III) medical devices, including our microlens which is a Class IIb medical device, the certificate of conformity issues from a notified body. Where a medical device meets the essential requirements set out in the EU Medical Devices Directive and complies with the appropriate conformity assessment procedure, based on the classification of the medical device, a declaration or certificate of conformity will issue and a CE Mark may then be affixed to the product. Once a CE Mark has been affixed to the medical device, it may then be placed on the market in any country within the EEA and Switzerland (subject to certain localized registration and language requirements).

In February 2010, we received a certificate of conformity from our notified body for our microlens allowing the CE mark to be affixed to our microlens. In May 2013, we issued a declaration of conformity for our microlens inserter allowing the CE Mark to be affixed to our microlens inserter. We have also obtained an ISO 13485 quality system certification, which confirms that our medical device manufacturing quality management system is compliant with globally recognized standards set forth by the International Organization for Standardization. We are required to keep up-to-date and remain compliant with the most recently issued standards. In order to maintain our certificate of conformity and CE Mark, we must continue to comply with the EU Medical Devices Directive and pass annual facilities audit inspections by an inspection agency of the EEA to ISO 13485 standards. In addition, a notified body or other competent authority in an EEA country may perform post-marketing audits on our products and premises from time to time. Failure to comply with such requests in a timely manner, and any adverse findings in any such audit, could result in the withdrawal of our certificate of conformity and our CE Mark, and the recall or withdrawal of our products from the EEA market. Each certificate of conformity may be valid for a maximum of five years but would typically be valid for three years. Our existing certificate of conformity for our microlens is valid until November 2014. At the end of each period of validity, we are required to apply to the notified body for a renewal of our certificate of conformity. There may be delays in the renewal of our certificate of conformity and the notified body may require modifications to our products or to the related technical files before it agrees to issue a new certificate of conformity.

On September 26, 2012, the European Commission adopted a package of legislative proposals designed to replace the existing regulatory framework for medical devices in the EEA. The European Commission’s proposals may undergo significant amendments as they are reviewed by the European Council and European Parliament as part of the EEA legislative process. If and when adopted, the proposed new legislation may prevent or delay the EEA approval or clearance of any future products we may develop or impact our ability to modify currently EEA approved or cleared products on a timely basis.

In addition, we have obtained marketing authorization for our microlens and microlens inserter in certain countries outside of the EEA, including certain countries in which our microlens is currently commercially available. We are subject to the regulatory laws and regulations of each such country in order to maintain our marketing authorization. In addition, we will be subject to the regulatory laws and regulations of any additional country in which we obtain marketing approval to maintain such approval. These regulatory laws are complex and vary from country to country. Failure to comply with applicable laws and regulations could jeopardize our ability to sell our products and result in a variety of enforcement actions, all of which would negatively impact our business, results of operations and financial condition.

Corruption Laws

The U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage. In recent years, there has been a substantial increase in the global enforcement of anti-corruption laws. Our ongoing non-U.S. operations and our expansion into additional countries outside the United States, including in developing countries, could increase the risk of such violations. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business, and could adversely affect our reputation, business and results of operations or financial condition.

Environmental Matters

Our activities currently require the controlled use of potentially harmful biological materials and hazardous materials and chemicals. We are subject to U.S. federal, state and local and non-U.S. environmental and pollution control laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We believe that our operations comply in all material respects with applicable environmental laws and regulations in each country where we conduct business or have operations. We do not expect compliance with these laws to affect materially our capital expenditures, earnings or competitive position. We have no plans to invest in material capital expenditures for environmental control facilities for the remainder of our current fiscal year or for the next fiscal year. We are not aware of any pending actions, litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse impact on our financial position. However, environmental problems relating to our properties could develop in the future, and such problems could require significant expenditures. In addition, we cannot predict changes in environmental legislation or regulations that may be adopted or enacted in the future and that may adversely affect us.

Employees

As of December 31, 2013, we had 21 employees, one of whom holds a Bachelor of Optometry degree, and four of whom hold other advanced degrees. Of our total workforce, four employees are engaged in research and development, and 17 employees are engaged in business development, finance, legal, human resources, facilities, information technology administration and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We believe that our relations with our employees are good.

Facilities

Our operations are currently conducted at three leased facilities. We lease approximately 9,300 square feet of office, laboratory and manufacturing space in Irvine, California, we lease approximately 300 square feet of office and storage space in Amsterdam, the Netherlands, and we lease approximately 305 square feet of office space in Dublin, Ireland. Our corporate headquarters are currently located at our Irvine location.

We believe that our existing facilities are adequate for our current needs. When our leases expire, we may seek to renew our leases or look for additional or alternate space for our operations. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition. However, the medical device industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors to be serving upon the completion of the Reorganization Transactions:

NAME	AGE	POSITION(S)
Ralph “Randy” Thurman	64	Executive Chairman of the Board
Zohar Loshitzer	56	President and Director
Vladimir Feingold	64	Chief Technology Officer and Director
John Jacob (“Jake”) Vander Zanden	52	Chief Commercial Officer
Richard Fogarty	63	Chief Accounting Officer
Mark S. Blumenkranz	63	Director
Richard Ressler	55	Director

Ralph “Randy” Thurman has served as a director of Presbia Holdings since October 2013 and has served as its Executive Chairman since January 2014 and will serve as the Executive Chairman of Presbia PLC. Mr. Thurman has served as a consulting advisor in private equity since 2008. Mr. Thurman served as an Operating Executive at AEA Investments LP (“AEA Investments”), a private equity firm, from October 2012 through November 2013, and during that period, was the Executive Chairman of Cogent HMG, a portfolio company of AEA Investments engaged in healthcare technology. Before joining AEA Investments, Mr. Thurman was a Senior Advisor at New Mountain Capital, LLC, a private and public equity investment firm since May 2008. From July 2008 to October 2011, Mr. Thurman served as a director of CardioNet, Inc., a publicly-traded global medical technology company focused on diagnosing and monitoring cardiac arrhythmias, where he also served as Executive Chairman from July 2008 to January 2009, as President and Chief Executive Officer from February 2009 to June 2010, and as Chairman from June 2009 until his resignation from the board of directors in October 2011. From 2001 to 2007, he was a Founder, Chairman and Chief Executive Officer of VIASYS Healthcare Inc., a privately-held healthcare technology company. From 1997 to 2001, Mr. Thurman served as Chairman and Chief Executive Officer of Strategic Reserves LLC, a privately-held company providing funding and strategic direction to healthcare technology companies. Prior to that, he served as Chairman and Chief Executive Officer of Corning Life Sciences, Inc., a manufacturer of laboratory products for life sciences research (1993 to 1997), and held various positions at Rhone-Poulenc Rorer Pharmaceuticals, Inc., a global pharmaceutical company (1984 to 1993). Mr. Thurman currently serves on the board of directors of each of the following publicly-traded companies: Arno Therapeutics, Inc. and Allscripts Healthcare Solutions, Inc. From November 2013 to February 2014, Mr. Thurman served as a director of Orthofix International N.V. Mr. Thurman received a B.S. in economics from Virginia Polytechnic Institute and an M.A. in management from Webster University.

Mr. Thurman was chosen to serve on our Board due to his experience and expertise as an investor in medical device and healthcare companies.

Zohar Loshitzer has served as the President and Chief Executive Officer and a director of Presbia Holdings since May 2007 and has served as the President and a director of Presbia PLC since February 2014. Since January 2005, Mr. Loshitzer has served as a principal at Orchard Capital, where he supports the portfolio companies of Orchard Capital by designing operational efficiencies and cost reductions, and he has served since August 2000 as the President and Chief Executive Officer of Universal Telecom Services, Inc., a provider of telecommunications services and solutions to emerging markets. He has served as Executive Vice President of Corporate Strategy of j2 Global since June 2001 and from July 1997 through June 2001 he served as the Chief Information Officer at j2 Global. Mr. Loshitzer was the founder and President of MTP Consulting, Inc., a business consulting firm, from January 2011 to August 2013, and he was the founder and President of Imali, Inc., another business consulting firm, from January 2007 to December 2010. Since 1995, he has been a Managing Director at Orchard Telecom, a provider of telecommunications products. He previously served as a consultant to MAI Systems Corporation, a provider of information technology solutions, and as a General Manager and Managing Director at Life Alert Emergency Response, Inc., a provider of security services for the elderly, which Mr. Loshitzer co-founded. He has been a director of the publicly-traded Advanced Cell Technology Inc. since December 2011 and publicly-traded Environmental Solutions Worldwide, Inc. since January 2011. He graduated from Tel Aviv University with a degree in Electronics Engineering.

Mr. Loshitzer has been chosen to serve on our Board as a result of his finance and business management knowledge and experience and his investment experience in start-ups and early stage financings.

Vladimir Feingold has served as the Chief Technology Officer and as a director of Presbia Holdings since September 2009 and has served as the Chief Technology Officer of Presbia PLC since February 2014 and will serve as a director of Presbia PLC. He has more than 30 years’ experience as an executive in the medical technology field and in research and development. Beginning in September 2001, he was the Chief Executive Officer of Visitome, Inc. and Biovision AG until Biovision AG was liquidated in bankruptcy in Switzerland in 2008 and the operations of Visitome were merged into Presbia in 2009. Previously, Mr. Feingold served as President and Chairman of Staar Surgical AG, Switzerland (1994-1999) and held positions of increasing responsibility with its parent, Staar Surgical Co., a U.S. public company (1991-1999). From 1995 to 2000, Mr. Feingold was also director of Canon-Staar, Japan, and from 1984 to 2001. Mr. Feingold was managing director and chairman of the board of Bionica Pty Ltd., Australia, a company which produced and distributed an ambulatory medication delivery system, and marketed ophthalmic products. From 1975 to 1984, Mr. Feingold held various research, engineering and manufacturing executive positions at Telectronics Pty. Ltd., Australia. At that time, Telectronics manufactured miniature advance cardiac pacemakers. Mr. Feingold received his B.E. (Mechanical) and B.Sc. (Computer Science and Mathematics) from the University of Sydney, Australia.

Mr. Feingold has been chosen to serve on our Board as a result of his scientific background, his familiarity with presbyopia and his understanding of our industry.

John Jacob (“Jake”) Vander Zanden has served as the Chief Commercial Officer of Presbia Holdings since February 2013 and has served as the Chief Commercial Officer of Presbia PLC since February 2014. As Chief Commercial Officer at Presbia, Mr. Vander Zanden is responsible for expanding the commercial growth of our microlens. From September 2009 to July 2012, Mr. Vander Zanden served as President of the Americas and as Senior Vice President of Global Marketing of Hoya Surgical Optics, Inc., an ophthalmic medical device company. Previously, Mr. Vander Zanden served as the Corporate Vice President, Senior Vice President and General Manager at Lumenis Ltd., a medical laser company, from March 2007 to June 2008, and as Vice President and General Manager, Global Pain Management, at Medtronic, Inc., a medical technology company, from September 2004 to May 2006. In 2006, he co-founded Vander Zanden Group, a consulting firm focused on start-up as well as pre- and post-merger and acquisition activities, strategy, and growth initiatives. He held numerous roles in pharmaceuticals, biologics, medical devices and over-the-counter consumer products at Allergan, Inc., a multi-specialty health care company, from March 1989 to September 2004. Mr. Vander Zanden received his B.A. in Marketing and Management from the College of St. Thomas in St. Paul, Minnesota. He serves on the Board of Directors of Prevent Blindness America and on the Board of Advisors of the Sand Hill Incubator.

Richard Fogarty has served as the Chief Accounting Officer of Presbia Holdings since August 2013 and has served as the Chief Accounting Officer of Presbia PLC since February 2014. From February 2010 to August 2013, Mr. Fogarty was Vice President, Finance and Administration and Chief Financial Officer for Plainfield Precision, Inc., a provider of contract manufacturing services to the automotive and medical device industries. Mr. Fogarty held corporate controller and corporate finance positions in publicly-held companies Collectors Universe, Inc., which provides authentication and grading services for high-value collectibles, from March 2006 to February 2010, and Impco Technologies, Inc. (now Fuel Systems Solutions, Inc.), which designs, manufactures and supplies alternative fuel products and systems, from November 2002 to March 2006. Mr. Fogarty holds an M.B.A. from Fairleigh Dickinson University and a B.S. degree from Union College. Mr. Fogarty is a Certified Management Accountant.

Dr. Mark S. Blumenkranz has served as a director of Presbia Holdings since October 2013 and will serve as a director of Presbia PLC. He is the H.J. Smead Professor and Chairman of the Department of Ophthalmology at Stanford University, where he has served since January 1998. He is the founding director of the Byers Eye Institute, a nationally-recognized eye care center dedicated to combating blindness and preserving sight. Dr. Blumenkranz is a founder and director of several privately-held early stage companies in the ophthalmic field. He was a founder and director of Peak Surgical, Inc., an innovator in pulsed plasma mediated electrosurgery that was acquired by

Medtronic, Inc. in 2011. In 2004, he co-founded Optimedica Corporation, which was acquired by Abbott Medical Optics, Inc. in 2013. He received his Baccalaureate, Master of Medical Science, and M.D. degrees at Brown University, followed by a Residency in Ophthalmology at Stanford University and a fellowship in vitreoretinal diseases at the Bascom Palmer Eye Institute of the University of Miami, where he served on the faculty for five years. Dr. Blumenkranz is a past-President of the American University Professors of Ophthalmology, Retina Society and Macula Society, and a Fellow of the Corporation of Brown University, where he serves as chairman of the Medical School Committee.

Dr. Blumenkranz has been chosen to serve on our Board due to his expertise in ophthalmic matters and his experience in early stage biomedical company development.

Richard S. Ressler has served as an officer and a director of Presbia Holdings since May 2007 and will serve as a director of Presbia PLC. Mr. Ressler serves on the board of Presbia Holdings pursuant to a services agreement between our company and Orchard Capital Corporation (“Orchard Capital”). Mr. Ressler is the founder, owner and President of Orchard Capital, a firm that provides consulting and advisory services to companies (including Presbia) in which Orchard Capital or its affiliates invest. He has been President of Orchard Capital since 1994. Mr. Ressler has been Chairman of the Board of Directors of j2 Global, Inc. (“j2 Global”), a publicly-traded provider of services through the internet, since 1997, and served as j2 Global’s Chief Executive Officer from 1997 to 2000, serving in each of these capacities pursuant to a consulting agreement between j2 Global and Orchard Capital. Through an agreement with Orchard Capital, Mr. Ressler serves in various senior capacities with, among other companies, CIM Group, L.P. (together with its affiliates, “CIM Group”), a real estate investment and management company formed by Mr. Ressler, and Orchard First Source Asset Management (together with its affiliates, “OFSAM”), an investment adviser focusing on middle market debt investments. Both OFSAM and its wholly owned subsidiary, OFS Capital Management, LLC, are registered with the U.S. Securities and Exchange Commission as registered investment advisers. Mr. Ressler also serves as a board member for various private companies in which Orchard Capital or its affiliates invest. Mr. Ressler holds a B.A. from Brown University and J.D. and M.B.A. degrees from Columbia University.

Mr. Ressler has been chosen to serve on our Board as a result of his extensive experience with, and knowledge of, business management and finance.

Each of our directors to be serving upon the consummation of the ReorganizationTransactions will also serve as a director of our Presbia USA, Inc. subsidiary upon the consummation of the Reorganization Transactions. Certain of our directors are also directors of other subsidiaries of our company.

At the time of the filing of the registration statement of which this prospectus forms a part, our Board consists of two directors: Zohar Loshitzer and Gary Kidson. Upon the consummation of the 2014 Capital Contribution, the size of our Board will be increased to five directorships. At that time, Gary Kidson will resign from our Board and Messrs. Thurman, Blumenkranz, Feingold and Ressler will join our Board. Mr. Kidson also serves as a director of our Presbia USA, Inc. subsidiary. Mr. Kidson’s biographical information is set forth below.

Gary Kidson, 38, has served as the Director of Business Development of Presbia Holdings since May 2013 and has served as a director of Presbia PLC since its formation in February 2014. Mr. Kidson is a board certified optometrist in South Africa, Ireland and the United Kingdom. Prior to joining Presbia, Mr. Kidson worked in a senior optometrist position for both Optical Express, a retail optical services unit of DCM (Optical Holdings) Limited (March 2007 – September 2010), and Optilase Clinic, a laser eye clinic (September 2010 – March 2013), with particular involvement at each of these companies in training, complex case management and project management of new services. Previously, from March 2002 to February 2006, he served as managing director of Dr. Davies Optometrists Inc., a private optometric company, and from January 2005 to February 2006, he was a member of the board of GADRA, a non-profit public benefit organization promoting education and healthcare in rural communities. Mr. Kidson received his BOptom degree from the University of Durban Westville in 1997, and post graduate Certificate of Advanced Study from New England College of Optometrists in 1999 and 2002 and an Advanced Certificate in Sports Vision from Rand Afrikaans University in 2001.

There are no family relationships among any of our directors (including those individuals to be serving as directors upon the consummation of the Reorganization Transactions) or executive officers.

Board Composition and Committees

Upon completion of this offering, our controlling shareholder, Presbia Holdings, a Cayman Islands entity, will control a majority of our issued ordinary shares. As a result, we will be a “controlled company” within the meaning of NASDAQ listing rules, and thus exempt from the following requirements:

■	the requirement that a majority of our Board consist of independent directors;

■	the requirement that director nominees be selected, or recommended for the Board’s selection, either by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or by a nominating committee comprised solely of independent directors; and

■	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purposes and responsibilities.

Following this offering, we intend to rely on these exemptions. As a result, we will not have a majority of independent directors and we will not have a compensation committee or nominating and corporate governance committee consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Executive Committee. Upon consummation of this offering, the executive committee of our Board will consist of Messrs. Ressler and Thurman. The chairman of the executive committee shall at all times be the individual then serving as the chairman of our Board. The executive committee is authorized to exercise all functions of our Board in the intervals between meetings of our Board to the extent permitted by law.

Audit Committee. Upon consummation of this offering, the audit committee of our Board will consist of Dr. Blumenkranz and Messrs. Ressler and Thurman, and Mr. Ressler will serve as the chairman of this committee. The audit committee assists the Board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence, compensation and performance of our independent auditors, our systems of internal accounting and financial controls, the performance of our internal audit function, the compliance of our company with legal and regulatory requirements and compliance with our company’s Code of Business Conduct and Ethics. Upon the consummation of this offering, we will have one independent director serving on our audit committee. We are required and intend to have two independent directors serving on our audit committee within 90 days after our listing on The NASDAQ Global Market and a completely independent audit committee within one year of our listing on The NASDAQ Global Market. Our Board will determine which member of our audit committee qualifies as an “audit committee financial expert” under SEC rules and regulations.

Subject to transition rules satisfied by the time schedule described above, our audit committee members must satisfy both NASDAQ and SEC independence criteria. Under the NASDAQ listing rules, a director will only qualify as an “independent director” if (i) the director is not disqualified under certain objective tests established by the NASDAQ listing rules and (ii) in the opinion of the issuer’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered independent for purposes of the SEC’s rules, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our Board has determined that Dr. Mark S. Blumenkranz meets both the SEC and the NASDAQ definitions of an independent director. In making this determination, our Board considered the relationships that Dr. Blumenkranz has with our company and all other facts and circumstances our Board deemed relevant in determining his independence.

Compensation Committee. Upon consummation of this offering, the compensation committee of our Board will consist of Dr. Blumenkranz and Messrs. Ressler and Thurman, and Mr. Thurman will serve as the chairman of this committee. The primary purpose of the compensation committee of the Board is to (i) facilitate our Board’s discharge of its responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, including the Presbia Incentive Plan, (iii) review and determine Board member compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC and the listing rules of NASDAQ.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, the nominating and corporate governance committee of our Board will consist of Messrs. Feingold, Loshitzer and Ressler, and Mr. Ressler will serve as the chairman of this committee. The primary purpose of our nominating and corporate governance committee is to (i) review the qualifications of, and recommend to our Board, proposed nominees for election to our Board, consistent with criteria approved by our Board, (ii) select, or recommend that our Board select, the director nominees for the next annual meeting of shareholders, (iii) develop, evaluate and recommend to our Board corporate governance practices applicable to our company and (iv) lead our Board in its annual review of the Board and management.

Prior to the consummation of this offering, our Board will adopt written charters under which the audit committee, compensation committee and nominating and corporate governance committee will operate. A copy of these charters, which will satisfy the applicable standards and rules of the SEC and NASDAQ, will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving or expected to serve as a member of our Board or compensation committee.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and Board members, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Board Diversity

Upon completion of our initial public offering, our nominating and corporate governance committee will be responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

■	diversity of personal and professional background, perspective and experience;

■	personal and professional integrity, ethics and values;

■	experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly-traded company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

■	experience relevant to our industry and with relevant social policy concerns;

■	experience as a board member or executive officer of another publicly-traded company;

■	relevant academic expertise or other proficiency in an area of our operations;

■	practical and mature business judgment, including ability to make independent analytical inquiries;

■	promotion of a diversity of business or career experience relevant to the success of our company; and

■	any other relevant qualifications, attributes or skills.

Our Board intends to evaluate each individual in the context of the Board as a whole, with the objective of assembling a group that can best maximize the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Risk Assessment and Compensation Practices

Our management has assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. A portion of the compensation provided to our employees may be in the form of performance-based cash bonuses. While performance-based cash bonuses focus on achievement of short-term or annual goals, which may encourage the taking of short-term or annual risks at the expense of long-term results, our compensation policies will be designed to help mitigate this risk. We expect that any such performance-based cash bonuses will be limited and will represent a relatively small portion of the total compensation opportunities available to most employees. We also believe that any such performance-based cash bonuses will appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success and will not encourage unnecessary or excessive risk-taking.

A portion of the compensation provided to our employees may be in the form of long-term equity-based incentives if we determine such incentives will help further align our employees’ interests with those of our shareholders. We do not believe that any such equity-based incentives will encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers who are identified in the Summary Compensation Table below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two most highly compensated executive officers other than our principal executive officer whose total compensation for 2013 exceeded $100,000. During 2013, excluding Mr. Loshitzer, the two most highly compensated executive officers whose total compensation exceeded $100,000 were Vladimir Feingold and Jake Vander Zanden. Mr. Vander Zanden commenced employment with our company during 2013 and, as a result, the calculation of his total compensation for 2013 is based on compensation for less than an entire year. Messrs. Loshitzer, Feingold and Vander Zanden are referred to in this prospectus as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, our named executive officers during 2013.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)	STOCK AWARDS ($)		OPTION AWARDS ($)		NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Zohar Loshitzer, President	2013	$300,000	(1)	—	$300,000	(2)	—	(3)	—	—	—	$600,000
Vladimir Feingold, Chief Technology Officer	2013	$300,000		—	—		—	(3)	—	—	—	$300,000
Jake Vander Zanden, Chief Commercial Officer	2013	$183,300		—	—		$99,200	(4)	—	—	—	$282,500

(1)	A portion of such amount represents consulting fees paid to Mr. Loshitzer’s wholly-owned consulting company or directly to Mr. Loshitzer. See “Certain Relationships and Related Party Transactions – Transactions with Our President.” Effective November 1, 2013, Mr. Loshitzer became an employee of our company.
(2)	Mr. Loshitzer was awarded 1,000,000 restricted ordinary shares of Presbia Holdings. The amount reported represents the aggregate grant date fair value calculated in accordance with FASB ASC 718. Information concerning the assumptions used to calculate this amount is set forth in Note 8 of the audited combined financial statements presented elsewhere in this prospectus.
(3)	In October 2013, replacement options covering 710,000 ordinary shares of Presbia Holdings were granted to each of Messrs. Loshitzer and Feingold, which had a grant date incremental fair value of zero. Additional information concerning the replacement options and the assumptions used to calculate these amounts is set forth in Note 8 of the audited combined financial statements presented elsewhere in this prospectus.
(4)	Mr. Vander Zanden was awarded options to purchase 500,000 ordinary shares of Presbia Holdings in October 2013. The amount reported represents the aggregate grant date fair value calculated in accordance with FASB ASC 718. Information concerning the assumptions used to calculate this amount is set forth in Note 8 of the audited combined financial statements presented elsewhere in this prospectus.

Equity Awards

Presbia PLC

At December 31, 2013, none of our named executive officers held any options to purchase our ordinary shares or held any other share awards in respect of our ordinary shares. In connection with this offering, we will grant options to our named executive officers as follows:

■	to , options to purchase ordinary shares; and

■	to , options to purchase ordinary shares.

All such options have been granted pursuant to the Presbia Incentive Plan at an exercise price per share equal to the price at which our ordinary shares will be offered to the public in this offering. Such options will vest and become exercisable in five equal annual installments commencing one year after the date on which such price is determined pursuant to our execution of the underwriting agreement referred to herein under “Underwriting.”

Presbia Holdings

During 2013, prior to the 2013 Restructuring, Presbia Holdings granted stock options to acquire ordinary shares of Presbia Holdings and awards of restricted Presbia Holdings ordinary shares to various persons, including certain of our executive officers. In October 2013, Presbia Holdings granted 1,000,000 restricted ordinary shares to Mr. Loshitzer. In October 2013, Presbia Holdings also granted replacement stock options covering 710,000 ordinary shares of Presbia Holdings to each of Messrs. Loshitzer and Feingold. Such options have an exercise price of $0.08 per share and a contractual term of ten years. In addition, in October 2013, Presbia Holdings granted options to purchase 500,000 ordinary shares to Jake Vander Zanden. Such options have an exercise price of $0.30 per share and a contractual term of ten years. For further information regarding these restricted ordinary shares and options, see Note 8 of the audited combined financial statements presented elsewhere in this prospectus.

The following table sets forth information regarding the options and restricted stock awards granted by Presbia Holdings to our named executive officers during 2013. The options and restricted stock awards were granted pursuant to a Presbia Holdings equity compensation plan, which we refer to as the Presbia Holdings Stock Plan.

GRANTS OF PLAN-BASED AWARDS

NAME	NUMBER OF PRESBIA HOLDINGS SHARES COVERED BY RESTRICTED STOCK AWARDS		NUMBER OF PRESBIA HOLDINGS SHARES UNDERLYING STOCK OPTIONS		EXERCISE OR BASE PRICE OF OPTION AWARDS
Zohar Loshitzer	1,000,000	(1)	710,000	(2)	$0.08
Vladimir Feingold	—		710,000	(2)	$0.08
Jake Vander Zanden	—		500,000	(3)	$0.30

(1)	Represents approximately 0.5% of Presbia Holdings’ ordinary shares, calculated on an as-converted fully diluted basis as of February 28, 2014.
(2)	Represents options to purchase approximately 0.4% of Presbia Holdings’ ordinary shares, calculated on an as-converted fully diluted basis as of February 28, 2014.
(3)	Represents options to purchase approximately 0.3% of Presbia Holdings’ ordinary shares, calculated on an as-converted fully diluted basis as of February 28, 2014.

The following table sets forth information regarding holdings by our named executive officers, as of December 31, 2013, of unexercised stock options granted by Presbia Holdings and outstanding restricted stock awards granted by Presbia Holdings. The immediately preceding table sets forth information regarding the grants of such options and awards and the relationship of such options and awards to Presbia Holdings’ outstanding ordinary shares, calculated on an as-converted fully diluted basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS (1)						STOCK AWARDS
NAME	NUMBER OF ORDINARY SHARES UNDERLYING UNEXERCISED OPTIONS (EXERCISABLE)		NUMBER OF ORDINARY SHARES UNDERLYING UNEXERCISED OPTIONS (UNEXERCISABLE)		OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF RESTRICTED SHARES THAT HAVE NOT VESTED		DECEMBER 31, 2013 MARKET VALUE OF RESTRICTED SHARES THAT HAVE NOT VESTED
Zohar Loshitzer	426,000	(2)	284,000	(2)	$0.08	October 21, 2023	1,000,000	(3)	$540,000	(4)
Vladimir Feingold	426,000	(2)	284,000	(2)	$0.08	October 21, 2023	—		—
Jake Vander Zanden	0		500,000	(5)	$0.30	October 21, 2023	—		—

(1)	There were no option exercises by any of our named executive officers during the year ended December 31, 2013.
(2)	Such options (covering an aggregate of 710,000 shares) were immediately vested and exercisable with respect to 60% of the ordinary shares subject thereto on the date of grant, will vest and become exercisable with respect to an additional 20% of the ordinary shares subject thereto on February 1, 2014 and will vest and become exercisable with respect to the remaining 20% of the ordinary shares subject thereto on February 1, 2015. In addition, such options will vest and become exercisable upon a “change in control” of Presbia Holdings unless the board of directors of Presbia Holdings determines that the recipient has been offered substantially similar replacement options and a comparable position at any acquiring company.
(3)	Such shares will vest at the end of the lockup period of this offering, unless Mr. Loshitzer’s employment is terminated by us for cause. In addition, such shares will vest upon a “change in control” of Presbia Holdings unless the board of directors of Presbia Holdings determines that the recipient has been offered substantially similar replacement restricted stock and a comparable position at any acquiring company.
(4)	There was no established market value for Presbia Holdings’ restricted shares as of December 31, 2013; the amount set forth in the table above represents our estimate of fair market value.
(5)	Such options vest with respect to 20% of the ordinary shares subject thereto on each anniversary of October 21, 2013, the date of grant. In addition, such options will vest and become exercisable upon a “change in control” of Presbia Holdings unless the board of directors of Presbia Holdings determines that the recipient has been offered substantially similar replacement options and a comparable position at any acquiring company.

Retirement Benefits

We do not maintain, and during 2013 did not maintain, any tax-qualified or non-qualified plans that provide for the payment of retirement benefits or benefits paid primarily following retirement to any of our named executive officers.

Agreements with Named Executive Officers

Each of our named executive officers is an employee at will. We are not party to employment agreements with any of our named executive officers.

In 2013, we made aggregate payments of $200,000 to MTP Consulting, Inc., a consulting company wholly-owned by Zohar Loshitzer pursuant to a consulting agreement with MTP Consulting, Inc. that terminated in August 2013. We have reported the fees paid to MTP Consulting, Inc. in respect of the year ended December 31, 2013 as part of the salary paid to Mr. Loshitzer in the “Summary Compensation Table.” For further information regarding this consulting arrangement, see “Certain Relationships and Related Party Transaction—Transactions with Our President.”

Presbia Incentive Plan

We intend to adopt a stock plan, which we refer to as the Presbia Incentive Plan, which will be effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Unless sooner terminated by the Board, the Presbia Incentive Plan will expire 10 years after its adoption.

The Presbia Incentive Plan permits us to grant awards of stock options, restricted shares, stock appreciation rights, restricted share units, performance shares, performance share units, dividend equivalent rights in respect of awards and other share-based and cash-based awards, including annual and long-term cash incentive awards. Awards under the Presbia Incentive Plan may be granted to employees, directors, consultants and other persons who perform services for our company or a subsidiary of our company.

A total of                     of our ordinary shares are authorized for issuance under the Presbia Incentive Plan. For purposes of calculating the number of shares available under the Presbia Incentive Plan, shares covered by forfeited, terminated, or cancelled awards are available for future awards under the Presbia Incentive Plan, as are shares that are surrendered or withheld from any award to satisfy tax withholding obligations or the exercise price of an award or that are tendered by an award recipient to pay the exercise price of any awards. Such shares may be authorized but unissued shares or authorized and issued shares held in our treasury or acquired by our company for purposes of the Presbia Incentive Plan.

The Presbia Incentive Plan is administered by the Board’s compensation committee. The compensation committee has the authority to:

■	determine which individuals shall be granted awards and the provisions of award agreements;

■	interpret the Presbia Incentive Plan and award agreements;

■	prescribe, amend and rescind rules and regulations, if any, relating to the Presbia Incentive Plan;

■	make all determinations necessary or advisable for the administration of the Presbia Incentive Plan; and

■	correct any defect, supply any omission and reconcile any inconsistency in the Presbia Incentive Plan or any award agreement.

Payments to our company upon the grant, exercise or payment of an award may be made in such form as our compensation committee determines, including cash, ordinary shares, net share exercise, other securities, other awards or other property.

Options granted pursuant to the Presbia Incentive Plan will have an exercise price that is not less than 100% of the fair market value of the shares subject to the option on the date of grant and a term of not more than 10 years from the date of grant. In general, unless an award agreement specifies otherwise, options will become exercisable with respect to 20% of the shares subject thereto on each of the first five anniversaries of the date of grant. However, each option will become fully exercisable upon a “change in control” of our company (as defined in the Presbia Incentive Plan), unless the Board determines that the optionee has been offered substantially identical replacement options and a comparable position at the acquiring company. In general, upon an optionee’s termination of employment, any then exercisable options held by the optionee may be exercised for a period of three months following such termination (one year in the case of death), but in no event beyond the stated expiration date of such options; provided that all options shall immediately terminate upon termination of an optionee’s employment for cause.

Restricted shares granted pursuant to the Presbia Incentive Plan may not be sold, assigned or otherwise transferred during the restricted period determined by our compensation committee at grant. Except as otherwise determined by our compensation committee, upon a recipient’s termination of employment prior to the expiration of the applicable restricted period, all shares for which the restricted period has not lapsed shall be forfeited and reacquired by us at no cost (or for nil consideration). Our compensation committee may accelerate the vesting of all or any restricted shares at any time on such terms as it shall determine by cancelling the outstanding restrictions to which such shares are subject prior to the expiration of the restricted period of such shares. In addition, all restricted shares will become fully vested, and the restrictions to which shares are subject shall lapse, upon a “change in control” of our company (as defined in the Presbia Incentive Plan) unless the Board determines that the recipient has been offered substantially identical replacement restricted shares and a comparable position at the acquiring company. During the restricted period, the recipient shall possess all incidents of ownership of the restricted shares, including the right to receive dividends on and vote such shares; provided that, unless otherwise set forth in an award agreement, any cash or share dividends with respect to restricted shares shall be withheld by us for the recipient’s account and shall be subject to the same restrictions as the corresponding restricted shares to which such dividends relate.

Share appreciation rights granted pursuant to the Presbia Incentive Plan will confer the right to receive, for each ordinary share with respect to which the share appreciation right is exercised, an amount equal to (i) the excess of the fair market value of an ordinary share on the date of exercise over (ii) the base price of the share appreciation right. The base price of share appreciation rights will not be less than 100% of the fair market value of the ordinary shares subject to the share appreciation right on the date of grant. Share appreciation rights will become exercisable at such time or times as our compensation committee shall determine. Payment upon exercise of a share appreciation right may be made in cash or in our ordinary shares or both, as determined by our compensation committee.

Restricted share units granted pursuant to the Presbia Incentive Plan will be subject to such terms as the compensation committee may determine. At the time of grant, our compensation committee will specify the date or dates on which restricted share units will vest and the conditions to vesting and will specify the date on which ordinary shares will be transferred to a recipient in respect of vested restricted share units (which date may be later than the vesting date or dates of such award). Except as otherwise determined by our compensation committee, upon a recipient’s termination of employment, restricted share units that have not vested shall be forfeited and cancelled (or reacquired by us for nil consideration). Our compensation committee may at any time accelerate the vesting dates of all or any restricted share units or waive or amend any conditions of such awards.

Our compensation committee may grant performance shares in the form of actual ordinary shares or performance share units having a value equal to an identical number of ordinary shares, in such amounts and subject to such terms as the compensation committee may determine. The performance conditions and the length of the performance period applicable to performance shares and performance share unit awards shall be determined by our compensation committee. In addition, our compensation committee shall determine whether performance share units will be paid in cash, ordinary shares or a combination of both.

Our compensation committee may award other types of share-based or cash-based awards under the Presbia Incentive Plan in such amounts and subject to such terms and conditions as our compensation committee may determine. Such awards may entail the transfer of actual ordinary shares or payment in cash or otherwise of amounts based on the value of our ordinary shares or the payment of cash pursuant to annual and long-term incentive awards approved by our compensation committee that may or may not be based on the value of our ordinary shares.

The Board may amend the Presbia Incentive Plan at any time, but no amendment may materially alter or adversely impair rights and obligations under previously granted awards without consent. Amendments to the Presbia Incentive Plan require shareholder approval to the extent required by applicable laws, regulations or rules.

This description is not complete. For more information, we refer you to the full text of the Presbia Incentive Plan, which we filed as an exhibit to the registration statement of which this prospectus forms a part.

Securities Laws and U.S. Federal Income Taxes.

The Presbia Incentive Plan is designed to comply with various U.S. federal securities and tax laws as follows:

■	Securities Laws. The Presbia Incentive Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The Presbia Incentive Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

■	Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation for certain executive officers exceeds $1,000,000 in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by shareholders. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the Presbia Incentive Plan will not be subject to Section 162(m) until a specified transition date, which is the earliest of:

■	the date on which the Presbia Incentive Plan is materially modified;

■	the date on which all of the ordinary shares reserved for issuance and other compensation allocated under the Presbia Incentive Plan are issued;

■	the date on which the Presbia Incentive Plan expires; or

■	the date of the first meeting of our shareholders at which members of our Board are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering occurs.

Prior to the transition date, the deduction limitation under Section 162(m) of the Code will not apply to compensation received pursuant to rights or awards granted under the Presbia Incentive Plan.

After the transition date, rights or awards granted under the Presbia Incentive Plan, other than compensation received pursuant to options and stock appreciation rights or the vesting of restricted shares granted prior to the transition date, will not qualify as “performance-based compensation” for purposes of Section 162(m), unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders.

Director Compensation

The following table provides information regarding the compensation awarded to, or earned by, the non-employee directors of Presbia Holdings during 2013 for their service on the board of directors.

DIRECTOR COMPENSATION TABLE

NAME	FEES EARNED OR PAID IN CASH ($)	BONUS ($)	STOCK AWARDS ($)		OPTION AWARDS ($)		NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Richard Ressler	—	—	—		—	(1)	—	—	—	—
Mark Blumenkranz	—	—	$75,000	(2)	—		—	—	—	$75,000
Randy Thurman	—	—	$75,000	(2)	—		—	—	—	$75,000

(1)	In October 2013, replacement options covering 60,000 ordinary shares of Presbia Holdings were granted to Mr. Ressler, which had a grant date incremental fair value of zero. Additional information concerning the replacement options and the assumptions used to calculate these amounts is set forth in Note 8 of the audited combined financial statements presented elsewhere in this prospectus.
(2)	Each of Messrs. Blumenkranz and Thurman were awarded 250,000 restricted ordinary shares of Presbia Holdings. The amounts reported represent the aggregate grant date fair value calculated in accordance with FASB ASC 718. Information concerning the assumptions used to calculate this amount is set forth in Note 8 of the audited combined financial statements presented elsewhere in this prospectus.

For information regarding the compensation that we paid to the named executive officers on the board of directors of Presbia Holdings, Messrs. Loshitzer and Feingold, see “—Summary Compensation Table.” Dr. Blumenkranz and Mr. Thurman joined the board of directors of Presbia Holdings in October 2013. Each member of the board of directors of Presbia Holdings will join the Board of Presbia PLC prior to the consummation of this offering.

Following the consummation of this offering, directors of Presbia PLC will be compensated as follows: (i) any director who is an employee of Presbia PLC or any of its subsidiaries will not receive any compensation for serving as a director for any period during which such director is also an employee of Presbia PLC or any of its subsidiaries; and (ii) each other director will be compensated for his or her services as determined by our Board in its sole discretion.

Director Equity Awards

Presbia PLC

At December 31, 2013, none of our directors held any options to purchase our ordinary shares or held any other share awards in respect of our ordinary shares. In connection with this offering, we will grant options to our non-employee directors as follows:

■	to Richard Ressler, options to purchase ordinary shares;

■	to Mark Blumenkranz, options to purchase ordinary shares; and

■	to Randy Thurman, options to purchase ordinary shares.

All such options will be granted pursuant to the Presbia Incentive Plan at an exercise price per share equal to the price at which our ordinary shares will be offered to the public in this offering. Such options will vest and become exercisable with respect to one third of the underlying ordinary shares on the grant date and one third of the underlying ordinary shares on each of the next two anniversaries of that date.

Presbia Holdings

In October 2013, Presbia Holdings granted replacement stock options covering 60,000 ordinary shares of Presbia Holdings to Mr. Ressler pursuant to the Presbia Holdings Stock Plan. Such options have an exercise price of $0.08 per share and a contractual term of 10 years. In addition, in October 2013, Presbia Holdings granted 250,000 restricted ordinary shares to each of Dr. Blumenkranz and Mr. Thurman pursuant to Presbia Holdings’ non-employee director compensation program upon their appointment to the board of directors of Presbia Holdings. For further information regarding these restricted ordinary shares and options, see Note 8 of the audited combined financial statements appearing elsewhere in this prospectus.

The following table sets forth information regarding the options and restricted share grants made by Presbia Holdings to our non-employee directors during 2013:

GRANTS OF PLAN-BASED AWARDS

NAME	NUMBER OF PRESBIA HOLDINGS SHARES COVERED BY RESTRICTED STOCK AWARDS		NUMBER OF PRESBIA HOLDINGS SHARES UNDERLYING STOCK OPTIONS		EXERCISE OR BASE PRICE OF OPTION AWARDS
Richard Ressler	—		60,000	(1)	$0.08
Marc Blumenkranz	250,000	(2)	—		—
Randy Thurman	250,000	(2)	—		—

(1)	Represents options to purchase less than 0.1% of Presbia Holdings’ ordinary shares, calculated on an as-converted fully diluted basis as of February 28, 2014.
(2)	Represents approximately 0.1% of Presbia Holdings’ ordinary shares, calculated on an as-converted fully diluted basis as of February 28, 2014.

The following table sets forth information regarding holdings by Richard Ressler, Mark Blumenkranz and Randy Thurman, as of December 31, 2013, of unexercised stock options granted by Presbia Holdings and outstanding restricted stock awards granted by Presbia Holdings. The immediately preceding table sets forth information regarding the relationship of such options and awards to Presbia Holdings’ outstanding ordinary shares, calculated on an as-converted fully diluted basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS						STOCK AWARDS
NAME	NUMBER OF ORDINARY SHARES UNDERLYING UNEXERCISED OPTIONS (EXERCISABLE)		NUMBER OF ORDINARY SHARES UNDERLYING UNEXERCISED OPTIONS (UNEXERCISABLE)		OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF RESTRICTED SHARES THAT HAVE NOT VESTED		DECEMBER 31, 2013 MARKET VALUE OF RESTRICTED SHARES THAT HAVE NOT VESTED
Richard Ressler	36,000	(1)	24,000	(1)	$0.08	October 21, 2023	—		—
Mark Blumenkranz	—		—		—	—	250,000	(2)	$135,000	(3)
Randy Thurman	—		—		—	—	250,000	(2)	$135,000	(3)

(1)	Such options (covering an aggregate of 60,000 shares) were immediately vested and exercisable with respect to 60% of the ordinary shares subject thereto on the date of grant, will vest and become exercisable with respect to an additional 20% of the ordinary shares subject thereto on February 1, 2014 and will vest and become exercisable with respect to the remaining 20% of the ordinary shares subject thereto on February 1, 2015. In addition, such options will vest and become exercisable upon a “change in control” of Presbia Holdings unless the board of directors of Presbia Holdings determines that the recipient has been offered substantially similar replacement options and a comparable position at any acquiring company.
(2)	Such shares will vest in five equal annual installments commencing one year after October 21, 2013, the date of grant. In addition, such shares will vest upon a “change in control” of Presbia Holdings unless the board of directors of Presbia Holdings determines that the recipient has been offered substantially similar replacement restricted stock and a comparable position at any acquiring company.
(3)	There was no established market value for Presbia Holdings’ restricted shares as of December 31, 2013; the amount set forth in the table above represents our estimate of fair market value.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors (including those individuals to be serving as directors on our Board at the time of this offering), executive officers or holders of more than 5% of our share capital, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Transactions with Presbia Holdings

Since 2009, Presbia Holdings, which at the time of this offering will be our controlling shareholder, has funded our operations with cash and payments of operating expenses on our behalf. The aggregate principal amount due Presbia Holdings in connection with such funding as of December 31, 2013, 2012 and 2011 were $7.2, million, $10.3 million and $6.0 million, respectively. In addition, the Company has recorded accrued interest due to Presbia Holdings on the accumulated funding outstanding at a rate of 15% per annum, compounding daily, totaling approximately $2.2 million, $2.8 million and $1.3 million as of December 31, 2013, 2012 and 2011, respectively. The funding debt has no fixed maturity or expiration date.

As part of the Reorganization Transactions, in October 2013, we effected the 2013 Restructuring described under “Prospectus Summary—Corporate History and Information.” To effect the 2013 Restructuring, we entered into certain agreements with Presbia Holdings. Pursuant to those agreements and other intercompany agreements, Presbia Ireland, Limited, our interim holding company, acquired, directly or indirectly, 100% of our business, assets and subsidiaries from Presbia Holdings. At the time of the 2013 Restructuring, Presbia Ireland, Limited was wholly-owned by Presbia Holdings and certain intercompany debt was owed to Presbia Holdings by certain of its other subsidiaries. As part of the 2013 Restructuring, Presbia Holdings converted approximately $12 million of outstanding intercompany debt owed to Presbia Holdings into equity of certain of such subsidiaries.

Prior to this offering, Presbia Holdings will contribute all of the shares in issue of Presbia Ireland, Limited to Presbia PLC, an Irish incorporated public limited company formed for the purpose of consummating this offering, in exchange for 20,000,000 ordinary shares of Presbia PLC that will remain in issue at the time of this offering. In connection with the share exchange, Presbia Holdings will convert the balance of the pre-2013 Restructuring intercompany debt owed to Presbia Holdings into equity. As of December 31, 2013, that balance amounted to $9.4 million. Such indebtedness excludes the intercompany debt and accrued interest that was converted into equity in the 2013 Restructuring. Interest accrues on the outstanding debt at a rate of 15% per annum, compounding daily.

Transactions with Orchard Capital and its Affiliates

Orchard Capital has provided financial analysis and bookkeeping, accounting, legal and compliance services to Presbia since January 2011 pursuant to a Services Agreement. Such agreement will remain in effect until terminated by either party thereto upon 30 days’ notice. Orchard Capital invoices us quarterly for such services at cost. During the years ended December 31, 2013, 2012 and 2011, we recognized general and administrative expenses of $242,000, $212,000 and $166,000, respectively, for services invoiced by Orchard Capital. As of December 31, 2013, amounts due to Orchard Capital for management and accounting services amounted to $22,800.

An affiliate of CIM Group leased office space to us in Los Angeles, California from September 2009 through November 2011. We continued to lease such space through September 2012, but beginning in November 2011, we leased such space from a new landlord which was not a related party. We made aggregate payments of $77,000 for such leased space for the year ended December 31, 2011.

Also, commencing during the second quarter of 2013, we have received human resources management services, payroll services, IT support and risk management services from CIM Group. We have incurred charges of $142,000 payable to CIM Group for such services for the year ended December 31, 2013. As of December 31, 2013, amounts due to CIM Group for human resources, payroll, information technology and legal services amounted to $109,300.

In April 2009, Richard Ressler loaned $330,000 to our subsidiary, PresbiBio, LLC, which in turn loaned such amount to Vladimir Feingold, our Chief Technology Officer and one of our directors. Both the loan to PresbiBio, LLC and the corresponding loan to Vladimir Feingold accrued interest at the rate of 15%, compounding daily. In September 2011, Mr. Feingold repaid $476,000 to PresbiBio, LLC, representing the total amount of the loan outstanding at that time, including interest, and PresbiBio, LLC repaid that amount to Richard Ressler.

For information regarding the relationship of Richard Ressler (one of our directors and the beneficial owner of the ordinary shares of our company held by Presbia Holdings) with Orchard Capital, CIM Group and J2 Global, see “Management—Executive Officers and Directors.”

Transactions with Our President

In January 2011, we entered into a consulting agreement with MTP Consulting, Inc., or MTP Consulting, pursuant to which MTP Consulting provided certain management consulting services to our company. Mr. Loshitzer, our President, was the founder, owner and President of MTP Consulting. The agreement provided for the payment of bi-monthly consulting fees of $10,416.67 to MTP Consulting. Prior to January 2011, we were party to a consulting agreement with Imali, Inc., or Imali, with substantially identical terms to the terms set forth in the agreement with MTP Consulting. Mr. Loshitzer was the founder, owner and President of Imali, Inc. The Imali consulting agreement was terminated upon our entry into the consulting agreement with MTP Consulting. Initially, it was agreed that no monthly consulting fees would be earned or paid under the consulting agreement with Imali (or under the consulting agreement with MTP Consulting beginning in January 2011) until such time that we secured certain third-party financing. However, beginning during the third quarter of 2011, we agreed to waive such financing condition and we began to make payments to MTP Consulting pursuant to the consulting agreement with MTP Consulting for services provided during the third quarter of 2011 and going forward. Effective January 1, 2013, the bi-monthly consulting fee was increased to $12,500. Beginning in the third quarter of 2013, we began to pay Mr. Loshitzer directly as a consultant for providing management consulting services, with the timing and amount of such payments being consistent with the terms of the consulting agreement with MTP Consulting. The agreement with MTP Consulting was terminated in August 2013 and no additional amounts are due or payable to MTP Consulting pursuant to the agreement. We made aggregate payments of $52,100, $250,000 and $200,000 to MTP Consulting under such agreement for the years ended December 31, 2011, 2012 and 2013, respectively. We have reported the fees paid to MTP Consulting in respect of the year ended December 31, 2013 as part of the salary paid to Mr. Loshitzer in “Executive and Director Compensation—Summary Compensation Table.” Effective November 1, 2013, Mr. Loshitzer became an employee of our company.

Registration Rights Agreement

Following the completion of this offering, Presbia Holdings, our controlling shareholder, will have rights to cause our company to register its ordinary shares, and any ordinary shares that it transfers to its equity owners, under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and Presbia Holdings, which was entered into in connection with the Reorganization Transactions, and includes demand registration rights, short-form registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the registration rights agreement.

Demand registration rights

Under the terms of the registration rights agreement, at any time beyond six months after the effective date of this offering, we will be required, upon the written request of the holders of 25% or more of the shares that are entitled to rights under the registration rights agreement, to use our best efforts to register all or a portion of these shares for public resale. We are not required to effect a registration pursuant to this provision of the registration rights agreement if (i) the shares requested to be registered do not represent an anticipated aggregate public offering price of at least $5.0 million; (ii) during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days following the effective date of, any company-initiated registration under the Securities Act; and (iii) if the initiating holders propose to dispose of securities that may be registered on SEC Form S-3. If such a registration is to be an underwritten offering, then the holders’ registration rights are conditioned upon the holders’ participation in that underwriting. We may defer the filing of a registration statement once during any 12-month period for a period of not more than ninety days, if we provide a certificate stating that in the good faith judgment of our Board, it would be seriously detrimental to us and our shareholders for the registration statement to be effected at that time.

Short-form registration rights

Presbia Holdings, as well as its equity holders and other permitted transferees, are entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written notice to us of holders of more than 10% of the shares entitled to rights under the registration rights agreement, to have such shares registered by us if the proposed aggregate price of the shares to be registered by the holders requesting registration is at least $5.0 million. However, we may defer the filing of a registration statement once during any 12-month period for a period of not more than ninety days, if we provide a certificate stating that in good faith our Board believes it would be seriously detrimental to us and our shareholders for the registration statement to be filed at that time.

Piggyback registration rights

Presbia Holdings, as well as its equity holders and other permitted transferees, are entitled to piggyback registration rights. If we register any of our securities for our own account, the holders of these shares are entitled to include their shares in the registration. If such registration is to be an underwritten offering, then the holders’ registration rights are conditioned on such holders’ participation in that underwriting.

Director and Executive Officer Compensation

See “Executive and Director Compensation” for information regarding compensation of directors and executive officers.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

Prior to this offering, we will enter into indemnification agreements with each of our directors (including those individuals to be serving on our Board at the time of this offering) and executive officers. These agreements, among other things, will require us to indemnify an indemnitee to the fullest extent permitted by applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the indemnitee in any action or proceeding, including any action or proceeding by us or in our right, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related Party Transactions

Prior to this offering, our Board will adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

As provided by our audit committee charter to be effective upon consummation of this offering, our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by our company’s related transaction policies and procedures.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of February 28, 2004, with respect to the beneficial ownership of our ordinary shares, after giving effect to the Reorganization Transactions and this offering, by:

■	each of our named executive officers;

■	each person to be serving on our Board at the time of this offering (each, a “2014 Director”);

■	all of our executive officers and 2014 Directors as a group; and

■	each person or group of affiliated persons who is known by us to beneficially own more than 5% of our outstanding shares.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC’s rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares that may be purchased in this offering by the respective beneficial owner.

Unless otherwise indicated, the address of each person listed below is c/o Presbia PLC, 8845 Irvine Center Drive, Suite 100, Irvine, CA 92618.

	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING			SHARES BENEFICIALLY OWNED AFTER OFFERING
NAME OF BENEFICIAL OWNER	NUMBER		PERCENT	NUMBER		PERCENT
Zohar Loshitzer	—		—	—	(1)	—
Vladimir Feingold	—		—	—	(2)	—
Richard Ressler		(3)	100%		(4)		%
Mark Blumenkranz	—		—		(5)		%
Randy Thurman	—		—		(6)		%
Executive officers and directors as a group (7 persons)		(7)	100%		(8)		%

(1)	Does not include ordinary shares covered by options to be granted by Presbia to Mr. Loshitzer contemporaneously with this offering (none of which will be exercisable within 60 days of this offering) or any shares owned by Presbia Holdings. On an as-converted fully-diluted basis, Presbia Holdings had 189,456,449 ordinary shares outstanding as of February 28, 2014 (the “Presbia Holdings Aggregate Shares). With respect to the Presbia Holdings Aggregate Shares, as of February 28, 2014, Mr. Loshitzer (i) owned 11.5% of the equity interests in Orchard Presbia, LLC, which in turn owned approximately 31.7% of the Presbia Holdings Aggregate Shares, (ii) owned restricted shares issued by Presbia Holdings that represent approximately 0.5% of the Presbia Holdings Aggregate Shares and (iii) owned options to purchase Presbia Holdings’ ordinary shares covering approximately 0.4% of the Presbia Holdings Aggregate Shares. Mr. Loshitzer disclaims beneficial ownership of any of our ordinary shares held by Presbia Holdings.

(2)	Does not include ordinary shares covered by options to be granted by Presbia to Mr. Feingold contemporaneously with this offering (none of which will be exercisable within 60 days of this offering) or any shares owned by Presbia Holdings. With respect to the Presbia Holdings Aggregate Shares, as of February 28, 2014, Mr. Feingold (i) and his family members owned 100% of Feingold Investments, LLC, which in turn owned approximately 20.5% of the Presbia Holdings Aggregate Shares, and (ii) owned options to purchase Presbia Holdings’ ordinary shares covering approximately 0.4% of the Presbia Holdings Aggregate Shares. Mr. Feingold disclaims beneficial ownership of any of our ordinary shares held by Presbia Holdings.

(3)

As a result of the 2014 Capital Contribution, immediately prior to this offering, Presbia Holdings will hold 20,040,000 of our ordinary shares in issue. Richard Ressler will beneficially own all of the ordinary shares of Presbia PLC held by Presbia Holdings by virtue of the following: (i) Richard Ressler and trusts for his family members own 100% of the equity interests in Orchard Investments, LLC, which in turn owns approximately 83.3% of the equity interests in Orchard Presbia, LLC, (ii) Orchard Investments, LLC owns approximately 21.9% of the Presbia Holdings Aggregate Shares, (iii) Orchard Presbia, LLC owns approximately 31.7% of the Presbia Holdings Aggregate Shares, (iv) Mr. Ressler is the President of Orchard Capital Corporation which is the Manager of each of Orchard Investments, LLC and Orchard Presbia, LLC, and (v) Mr. Ressler directly owns approximately 21.9% of the Presbia Holdings, Aggregate Shares. Mr. Ressler also owns options to purchase Presbia Holdings’ ordinary shares covering less than 0.1% of the Presbia Holdings Aggregate Shares.

(4)	Includes ordinary shares covered by options to be granted by Presbia to Mr. Ressler contemporaneously with this offering (which represents those options which will be exercisable within 60 days of this offering). As a result of the 2014 Capital Contribution, immediately prior to this offering, Presbia Holdings will hold 20,040,000 of our ordinary shares in issue. Richard Ressler will beneficially own all of the ordinary shares of Presbia PLC held by Presbia Holdings by virtue of the following: (i) Richard Ressler and trusts for his family members own 100% of the equity interests in Orchard Investments, LLC, which in turn owns approximately 83.3% of the equity interests in Orchard Presbia, LLC, (ii) Orchard Investments, LLC owns approximately 21.9% of the Presbia Holdings Aggregate Shares, (iii) Orchard Presbia, LLC owns approximately 31.7% of the Presbia Holdings Aggregate Shares, (iv) Mr. Ressler is the President of Orchard Capital Corporation which is the Manager of each of Orchard Investments, LLC and Orchard Presbia, LLC, and (v) Mr. Ressler directly owns approximately 21.9% of the Presbia Holdings, Aggregate Shares. Mr. Ressler also owns options to purchase Presbia Holdings’ ordinary shares covering less than 0.1% of the Presbia Holdings Aggregate Shares.

(5)	Includes ordinary shares covered by options to be granted by Presbia to Dr. Blumenkranz contemporaneously with this offering (which represents those options which will be exercisable within 60 days of this offering). Does not include any shares owned by Presbia Holdings. As of February 28, 2014, Dr. Blumenkranz owned restricted shares issued by Presbia Holdings that represented approximately 0.1% of the Presbia Holdings Aggregate Shares. Dr. Blumenkranz disclaims beneficial ownership of any ordinary shares held by Presbia Holdings.

(6)	Includes ordinary shares covered by options to be granted by Presbia to Mr. Thurman contemporaneously with this offering (which represents those options which will be exercisable within 60 days of this offering). Does not include any shares owned by Presbia Holdings. As of February 28, 2014, Mr. Thurman owned restricted shares issued by Presbia Holdings that represented approximately 0.1% of the Presbia Holdings Aggregate Shares as of the effective time of this offering. Mr. Thurman disclaims beneficial ownership of any ordinary shares held by Presbia Holdings.
(7)	Represents shares that will be held by Presbia Holdings as of the effective time of this offering, all of which are deemed to be beneficially owned by Richard Ressler.

(8)	Represents shares that will be owned by Presbia Holdings as of the effective time of this offering, all of which are deemed to be beneficially owned by Richard Ressler. Includes ordinary shares covered by options to be granted by Presbia contemporaneously with this offering (which represents those options which will be exercisable within 60 days of this offering). As of February 28, 2014, executive officers of Presbia not named in the table above owned options to purchase Presbia Holdings’ ordinary shares that represented approximately 0.3% of the Presbia Holdings Aggregate Shares. Such executive officers disclaim beneficial ownership of any ordinary shares held by Presbia Holdings.

DESCRIPTION OF SHARE CAPITAL

The following summary describes our share capital and the material provisions of our memorandum and articles of association, which will become effective prior to the closing of this offering, and of Irish law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our memorandum and articles of association (which we will adopt in substantially the form of Exhibit 3.1 to the registration statement of which this prospectus is part).

We are an Irish incorporated public company limited by shares and our affairs are governed by our memorandum and articles of association and Irish law.

Capital Structure

Authorized Share Capital

Our authorized share capital is $400,000 and €40,000 divided into 350,000,000 ordinary shares of $0.001 each, 50,000,000 preferred shares of $0.001 each, which we refer to as preferred shares, and 40,000 ordinary shares of €1.00 each, which we refer to as the Euro Shares. The authorized share capital includes 40,000 Euro Shares in order to satisfy statutory requirements for the incorporation of all Irish public limited companies. Each of the Euro Shares will be re-designated on closing of this offering as one deferred share of €1.00 each (the “Deferred Shares”), each having the rights and being subject to the restrictions set out in our articles of association.

Except as otherwise specified below, references to voting by our shareholders contained in this prospectus are references to voting by holders of shares entitled to attend and vote generally at general meetings of our shareholders. Immediately after the closing of this offering, our only issued shares will be the ordinary shares and the Deferred Shares.

We may issue shares subject to the maximum authorized share capital contained in our memorandum and articles of association. We have the authority, pursuant to our articles of association, to increase our authorized but unissued share capital by ordinary resolution of our shareholders by creating additional shares of any class or series. An ordinary resolution of our company requires a simple majority of the votes cast at a shareholders’ meeting by shareholders entitled to vote at that meeting.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our articles of association authorize our Board to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our articles of association are adopted in substantially the form attached as an exhibit to the registration statement of which this prospectus forms a part. We refer to that date as the Adoption Date. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our articles of association authorize our Board, without shareholder approval, to determine the terms of the preferred shares that may be issued by us. Our Board is authorized, without obtaining any shareholder vote or consent, unless expressly provided by the terms of that class or series of class of shares, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record. Accordingly, our articles of association do not provide for the issuance of fractional shares of the Company, and the official Irish share register of the Company will not reflect any fractional shares. Whenever an alteration, reorganization consolidation, division, or subdivision of the share capital of the Company would result in any shareholder becoming entitled to fractions of a share, no such fractions shall be issued or delivered to any shareholder. All such fractions of a share will be aggregated into whole shares and sold in the open market at prevailing market prices and the aggregate cash proceeds from such sale (net of tax, commissions, costs and other associated expenses) shall be distributed on a pro rata basis, rounding down to the nearest cent, to each shareholder who would otherwise have been entitled to receive fractions of a share.

Issued Share Capital

Immediately prior to this offering, our issued share capital will be $20,000, divided into 20,000,000 ordinary shares of $0.001 each, and €40,000, divided into 40,000 Euro Shares of one Euro each.

Our shares issued pursuant to this offering will be validly issued, credited as fully-paid and will not be subject to calls for any additional payments (non-assessable).

Memorandum of Association

As provided in our memorandum of association, our stated principal object is to engage in developing, manufacturing, selling, marketing, distributing or otherwise commercializing medical devices and other products and procedures related to vision and all associated and related activities and to carry on various activities associated with that object. The rest of our objects are set out in full in our memorandum of association.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our shareholders when our shares are to be issued for cash. However, we have opted out of these pre-emption rights in our articles of association as permitted under the Irish Companies Acts 1963-2013 (the “Companies Act”). This opt-out may be renewed every five years under the Companies Acts by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes cast by our shareholders at a meeting of shareholders. We expect that we will seek renewal of the opt-out at an annual general meeting within five years from the Adoption Date. If the opt-out expires and is not renewed, shares issued for cash by Presbia must be offered to our existing shareholders at that time on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders or those existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights do not apply:

■	where shares are issued for non-cash consideration (such as a share for share acquisition);

■	to the issuance of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any dividend and capital distribution, which are sometimes referred to as non-participating shares); and

■	to the issuance of shares pursuant to an employee share option or similar equity plan, including the Presbia Incentive Plan.

Our articles of association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our Board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by our articles of association or an ordinary resolution of shareholders. We will be subject to the NASDAQ listing rules and provisions of the Code that require shareholder approval of certain equity plan and share issuances. We may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

The Irish Takeover Rules may be applicable in certain circumstances and can affect our ability to issue shares. See “Risk Factors—Risk Related to this Offering and the Ownership of Ordinary Shares.”

Share Repurchases, Redemptions and Conversions

Overview

Our articles of association provide that any ordinary share that we agree to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Presbia may technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions.” If our articles of association did not contain such a provision, repurchases by Presbia would be subject to many of the same rules that apply to purchases of our shares by subsidiaries described below under “—Purchases by Subsidiaries,” including the shareholder approval requirements described below. Except where otherwise noted, when we refer elsewhere in this prospectus to repurchasing or buying back our ordinary shares, we are referring to the redemption of ordinary shares by Presbia pursuant to the articles of association or the purchase of our ordinary shares by a subsidiary of Presbia, in each case in accordance with our articles of association and Irish company law as described below.

Repurchases and Redemptions

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described below under “—Dividends”) or the proceeds of a new issue of shares for that purpose. In addition to the effect of the articles of association, which deems ordinary shares as redeemable shares, we may also issue redeemable shares. The issue of redeemable shares may only be made by Presbia where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Presbia. All redeemable shares must be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Based on the terms of our articles of association described above, shareholder approval will not be required to redeem Presbia’s shares.

Our Board will also be entitled to issue other classes or series of shares which may be redeemed at the option of either Presbia or the shareholder, depending on the terms of such shares. See “—Capital Structure—Authorized Share Capital” above.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. While we hold shares as treasury shares, we cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by us or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under the Companies Acts, it may be permissible for one of our subsidiaries to purchase our shares either as overseas market purchases or off-market purchases. A general authority of the shareholders of the company is required by way of ordinary resolution to allow a subsidiary of the company to make overseas market purchases of the company’s shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of the company’s shares is required. We may elect to seek such general authority which must expire no later than 18 months after the date on which it was granted, at the next annual general meeting of Presbia in 2014 and at subsequent annual general meetings. For an off-market purchase by a subsidiary of a company, the proposed purchase contract must be authorized by special resolution of the shareholders of the company before the contract is entered into. The shareholder whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the company.

In order for one of our subsidiaries to make an overseas market purchase of our shares, such shares must be purchased on a recognized stock exchange. The NASDAQ Global Market, on which we have applied to have our shares approved for listing, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of a company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the company. While a subsidiary holds shares of a company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of the company by a subsidiary must be funded out of distributable reserves of the subsidiary.

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital, any share premium account or capital redemption reserve fund.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of the company less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no dividend or distribution may be made unless the net assets of the company are not less than the aggregate of the company’s called up share capital plus undistributable reserves and the distribution does not reduce the company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not a company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Companies Acts, which give a “true and fair view” of the company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Our articles of association authorize the Board to declare such dividends as appear justified from the profits of the Company without the approval of the shareholders. Our Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The dividends can be declared and paid in the form of cash or non-cash assets, subject to applicable law. We may pay dividends in any currency but, if we elect to pay dividends, we intend to do so in U.S. dollars. The Board may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to Presbia in respect of shares of Presbia.

The Board is also authorized to issue shares in the future with preferred rights to participate in dividends declared by Presbia. The holders of such preference shares may, depending on their terms, rank senior to the holders of the ordinary shares of Presbia with respect to dividends and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to our ordinary shareholders.

For information about the Irish tax considerations relating to dividend payments, see “Taxation—Taxation in Ireland.”

Bonus Shares

Under our articles of association, our Board may authorize the capitalization of any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Lien and Forfeiture

Our articles of association provide that we have a first and paramount lien on every share (not being a fully paid share) for all monies payable to us (whether presently or not) in respect of that share. Subject to the terms of allotment, our Board may from time to time make calls on our shareholders in respect of any monies unpaid on their shares. If a payment is not made when due, our Board may give not less than 14 days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by us by reason of such nonpayment. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of our Board. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

Variation of share capital and variation of rights

Our shareholders from time to time may, by ordinary resolution, increase our authorized share capital. In addition, our shareholders, by ordinary resolution, may:

■	consolidate and divide all or any of our share capital into shares of larger amounts;

■	subdivide our shares, or any of them, into shares of smaller amounts; or

■	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of our authorized share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution, and subject to confirmation by the Irish High Court, reduce our capital redemption reserve fund or any share premium account.

The rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class and may be so varied or abrogated either while we remain a going concern or during or in contemplation of winding-up.

General Meetings of Shareholders

Under the Companies Acts, a public limited company must hold its first annual general meeting within 18 months of the date of incorporation. Thereafter, we are required under Irish law to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland if an ordinary resolution so authorizing has been passed at the preceding annual general meeting. Our articles of association include a provision allowing annual general meetings to be held outside of Ireland.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual profit and loss account, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditors’ fees (or delegation of that issue). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office, subject to certain limited exceptions. Our articles of association provide that, at each annual general meeting, directors will be elected to fill the board seats of those directors whose terms expire at that annual general meeting. At any annual general meeting, only such business may be conducted as has been brought before the meeting (i) by or at the direction of the Board, (ii) in certain circumstances, at the direction of the Irish High Court, (iii) as required by law or (iv) that the chairman of the meeting determines is properly within the scope of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our Board, subject to compliance with the advance notice provisions of our articles of association.

Our extraordinary general meetings may be convened (i) by the Board, (ii) on requisition of the shareholders holding the number of our shares prescribed by the Companies Acts (at least 10% of the paid-up share capital of Presbia carrying voting rights), (iii) in certain circumstances, on requisition of our auditors; or (iv) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purposes of approving such of our shareholder resolutions as may be required from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our Board has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If the Board does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our Board.

If our Board becomes aware that our net assets are half or less of the amount of our called-up share capital, the Board must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

At least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our articles of association.

Quorum for Shareholders Meetings

Under our articles of association, the presence, in person or by proxy, of one or more shareholders holding at least 50% of the voting power of our issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of any business at a general meeting.

In the case of a meeting to vary the rights of any class or series of shares, discussed below under “—Voting—Variation of Rights Attaching to a Class or Series of Shares,” Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing 1/3 in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares may vote on all matters submitted to a vote of shareholders and are entitled to one vote per share as of the record date for the meeting.

All votes at a general meeting will be decided by way of a poll. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder of our company. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as proxy. All proxies must be appointed in accordance with our articles of association. Our articles of association provide that the Board may permit the appointment of proxies by the shareholders to be notified to us electronically.

In accordance with our articles of association, the Board may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares (i.e. shares held by us and our shares held by our subsidiaries) will not entitle their holders to vote at general meetings of shareholders.

Except where a greater majority is required by Irish law or our articles of association, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

■	amending our objects or memorandum of association;

■	amending our articles of association;

■	approving a change of our name;

■	authorizing the entry into a guarantee or the provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

■	opting out of pre-emption rights on the issuance of new shares;

■	re-registration from a public limited company to a private company;

■	purchasing of our own shares off-market;

■	reduction of issued share capital;

■	resolving that we be wound up by the Irish courts;

■	resolving in favor of shareholders’ voluntary winding-up;

■	re-designation of shares into different share classes;

■	setting the re-issue price of treasury shares; and

■	mergers with companies incorporated in the European Economic Area, or the EEA, as described below under “—Acquisitions.”

Action by Written Consent

Our articles of association provide that anything that may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution.

Variation of Rights Attaching to a Class or Series of Shares

Variation of any rights attached to any class or series of our issued shares (including our ordinary shares) must, in accordance with our articles of association, be approved by (i) a resolution of the shareholders of the class or series affected, passed by the affirmative vote of the holders of 75% of the shares of that class or series voted at a meeting of that class or series, or (ii) the written consent of all of the shareholders of that class or series. In the case of a meeting to vary the rights of any class or series of shares, Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing 1/3 in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class. Every shareholder of the affected class or series will have one vote for each share of such class or series that he or she holds as of the record date for the meeting.

Record Dates

Our articles of association provide that the Board may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the Board, the record date will be the day on which the notice of the meeting is mailed.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a company listed on The NASDAQ Global Market to put items on the agenda of an annual general meeting other than as set out in that company’s articles of association. Our articles of association permit shareholders to nominate persons to be elected as directors both at an annual general meeting or an extraordinary general meeting requisitioned by shareholders, provided that notice is given in accordance with the terms of our articles of association.

Shareholders’ Suits

In Ireland, the decision to institute derivative proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against a director, another person or both.

A shareholder may also be permitted to bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of our Board are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy under Section 205 of the Companies Act, 1963 and an Irish court can grant any order that it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Holders of shares carrying voting rights have certain rights under the Irish Companies Acts to inspect books and records, including the right to:

■	receive a copy of our memorandum and articles of association and any act of the Irish Parliament that alters our memorandum and articles of association;

■	inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings);

■	inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us;

■	receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and

■	receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years.

Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The term Financial Statements referenced above means our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports, together with any other document required by law to be annexed to the balance sheet.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

■	a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

■	a tender or takeover offer by a third-party for all of the target company’s shares. Where the holders of 80% or more of the target company’s shares have accepted an offer for their shares in the target company, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If the target company’s shares were listed on the main market of the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

■	a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution of the target company’s shareholders. If the target company is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to the target company’s shareholders is not all in the form of cash, the target company’s shareholders may be entitled to require their shares to be acquired at fair value.

The approval of the Board, but not shareholder approval, is required for a sale, lease or exchange of all or substantially all of a target company’s assets, except that such a transaction between the target company and one of its directors or a person or entity connected to such a director may require shareholder approval or, in certain circumstances, where the company is in an “offer period” (as such term is defined in the Irish Takeover Panel Act, 1997 (as amended), and the Irish Takeover Rules 2007 (as amended) made thereunder. See “—Anti-Takeover Provisions—Irish Takeover Rules and Substantial Acquisition Rules—Frustrating action.”

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 (as amended) governing the merger of an Irish company limited by shares such as Presbia and a company incorporated in the European Economic Area, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement. In the event of a takeover of our company by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order.

Disclosure of Interests in Shares

Under the Companies Acts, our shareholders must notify us if, as a result of a transaction, (i) the shareholder will be interested in 5% or more of our shares that carry voting rights or (ii) the shareholder will cease to be interested in 5% or more of our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holdings through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Companies Acts, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of the paid-up capital of the Company carrying voting rights, require a person whom we know, or have reasonable cause to believe, is, or at any time during the three years immediately preceding the date on which such notice is issued was, interested in shares comprised in our relevant share capital to: (1) indicate whether or not that is the case and (2) where such person holds or has during that time held an interest in our shares, to give certain further information as may be required by us, including particulars of such person’s or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

■	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

■	no voting rights shall be exercisable in respect of those shares;

■	no further shares shall be issued in respect of those shares or pursuant to any offer made to the holder of those shares; and

■	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Regulation 13D-G of the Exchange Act.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

Anti-Takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Our articles of association allow our Board to adopt any shareholder rights plan upon such terms and conditions as the Board deems expedient and in the best interest of our company, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below, our Board also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest.

It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

In carrying out any of these actions, our Board must act in what they believe to be the best interests of our company. Our board of directors is prohibited from taking actions which would be likely to frustrate an offer for our company.

Irish Competition Law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

General

Subject to the Irish Takeover Rules described below and Irish law, our Board also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third-party seeks to acquire 30% or more of the voting rights in our company will be governed by the Irish Takeover Panel Act 1997 (as amended) and the Irish Takeover Rules 2007 (as amended) made thereunder, which we refer to as the “Irish Takeover Rules”, and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also subject to these regulations.

General Principles

The Irish Takeover Rules are based on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

■	in the event of an offer, all holders of the securities of a target company of the same class must be afforded equivalent treatment; and, if a person acquires control of a company, the other holders of securities must be protected;

■	the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

■	the board of directors of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

■	false markets must not be created in the securities of the target company, of the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

■	a bidder must announce an offer only after ensuring that he or she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

■	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company, particularly if the offer is hostile and the board of the target company must divest its attention to resist the offer; and

■	a “substantial acquisition” of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory bid

Under certain circumstances, a person who acquires our shares, or other voting securities, may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or any parties acting in concert with the acquirer during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer, including the holdings of any parties acting in concert with the acquirer, or concert parties, to shares representing 30% or more of the voting rights in our company, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person, together with its concert parties, holding shares representing between 30% and 50% of the voting rights in our company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Any person, excluding any parties acting in concert with the holder, holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements when purchasing additional securities.

Voluntary bid: requirements to make a cash offer and minimum price requirements

If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must be no less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total of our ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash, or accompanied by a full cash alternative, and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total of our ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence on the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of our voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating action

Under the Irish Takeover Rules, our Board is not permitted to take any action which might frustrate an offer for our shares once our Board has received an approach that may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, that may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

■	the action is approved by our shareholders at a general meeting; or

■	the Irish Takeover Panel has given its consent, where:

■	it is satisfied the action would not constitute frustrating action;

■	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

■	the action is taken in accordance with a contract entered into prior to the announcement of the offer; and

■	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Insider dealing

The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company, or a class of its securities, or a contemplated offer may deal in relevant securities of the offeree during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

For other provisions that could be considered to have an anti-takeover effect, see “—Pre-emption Rights, Share Warrants and Share Options,” “—Voting—Generally,” “—Voting—Variation of Rights Attaching to a Class or Series of Shares,” “—Disclosure of Interests in Shares,” “—Transfer and Registration of Shares” and “—Corporate Governance.”

Corporate Governance

Generally

Our articles of association allocate authority over the management of our company to our Board. The Board may then delegate management of our company to committees of the Board or such other persons as it thinks fit. Regardless of any delegation, the Board will remain responsible, as a matter of Irish law, for the proper management of the affairs of our company. Our Board may create new committees or change the responsibilities of existing committees from time to time. See “Management—Board Composition and Committees.”

Directors: Term and Appointment

Our articles of association provide that the number of directors shall not be less than two nor more than eleven, however the company may from time to time by special resolution increase or reduce the maximum number of directors. The continuing directors may act notwithstanding any vacancy in their body, provided that if the number of the directors is reduced below the prescribed minimum, the remaining director or directors shall appoint an additional director or additional directors to make up such minimum or shall convene a general meeting of the company for the purpose of making such appointment. If, at any annual general meeting of the company, the number of directors is reduced below the prescribed minimum due to the failure of any directors to be re-elected, then in those circumstances, the two directors who receive the highest number of votes in favor of re-election shall be re-elected and shall remain directors until such time as additional directors have been appointed to replace them as directors. If, at any annual general meeting of the company, the number of directors is reduced below the prescribed minimum in any circumstances where one director is re-elected, then that director shall hold office until the next annual general meeting and the director which (excluding the re-elected director) receives the highest number of votes in favor of re-election shall be re-elected and shall remain a director until such time as one or more additional directors have been appointed to replace him or her. If there are no director or directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors. Any additional director so appointed shall hold office (subject to the provisions of the Acts and the articles of association) only until the conclusion of the annual general meeting of the company next following such appointment unless he is re-elected during such meeting.

Removal of Directors

The Companies Acts provide that, notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal. Removal may be with or without cause.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of our company (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements, if applicable, and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the common law fiduciary duties of good faith and exercise of due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable for sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like our company, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge that role.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. However, Irish law and our articles of association provide that: (i) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (ii) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (iii) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the Board in respect of such a contract, and such a contract will not be voidable solely as a result of such interest or vote.

Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our articles of association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the

Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Companies Acts.

Our articles of association also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our articles of association and the Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

Additionally, through our wholly-owned subsidiary, Presbia USA, Inc., we have entered into agreements to indemnify our directors to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Legal Name; Formation; Fiscal Year; Registered Office

Presbia Ireland, Limited was incorporated as a private limited company under the laws of Ireland. Before commencing our initial public offering, a public limited company named Presbia PLC will acquire Presbia Ireland, Limited and each of its direct and indirect subsidiaries by way of a share-for-share exchange in which the sole shareholder of Presbia Ireland, Limited exchanged the shares it held in Presbia Ireland, Limited for 20,000,000 shares in Presbia PLC. Our legal and commercial name is Presbia PLC. Our fiscal year ends on December 31 and our registered address is located at Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ winding up. In the case of a shareholder’s voluntary winding up, our company must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Director of Corporate Enforcement in Ireland where the affairs of our company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that our company should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our articles of association or the terms of any shares issued by our Board from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Presbia. If the articles of association and terms of issue of the shares of our company contain no specific provisions in respect of a dissolution or winding up, then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our articles of association provide that holders of our ordinary shares may be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of holders of our ordinary shares to participate may be subject to the rights of any holders of preferred shares to participate under the terms of any series or class of preferred shares.

No Share Certificates

Holders of our ordinary shares will not have the right to require us to issue certificates for their shares. We intend only to issue uncertificated ordinary shares.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be sold in this offering are duly and validly issued, will be credited as fully paid up and will be non-assessable.

Transfer and Registration of Shares

Our share register will be maintained by our transfer agent, which initially shall be Computershare Limited. Registration in this share register will be determinative of share ownership in our company. Any of our shareholders who hold shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who will also hold such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such shares. See “Taxation—Taxation in Ireland—Stamp Duty”.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who also will hold such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer will be required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer or the transfer is not made in contemplation of a sale of the shares. Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the purchaser unless an instrument of transfer is duly stamped and provided to the transfer agent. Our articles of association allow us, in our absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a purchaser. In the event of any such payment, we are (on behalf of ourselves or our affiliates) entitled to (i) seek reimbursement from the purchaser or seller (at our discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the purchaser or seller (at our discretion), and (iii) claim a lien against our ordinary shares on which stamp duty has been paid by us or our affiliates. Our lien will extend to all dividends paid on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our ordinary shares has been paid unless one or both of such parties is otherwise notified by us or the transfer agent.

In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we or the transfer agent notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with the transfer and that we will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agents, the purchaser will be registered as the legal owner of the relevant shares on our official Irish share register.

Our articles of association delegate to our Secretary the authority to execute an instrument of transfer on behalf of the transferor or any such person that the Secretary or an Assistant Secretary nominates for that purpose (whether in respect of specific transfers or pursuant to a general standing authorization), and the Secretary, Assistant Secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company.

Our articles of association grant our Board general discretion to decline to register an instrument of transfer without giving a reason. In addition, our Board may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration

The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our Board may from time to time determine (except as may be required by law).

Differences in Corporate Law

We, and our relationships with our shareholders, are governed by Irish company law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. To help you understand these differences, we have prepared the following summary comparing certain important provisions of Irish company law (as modified by our articles of association) with those of Delaware corporate law with respect to shareholder rights and protections. This summary is not intended to be a complete discussion of respective rights and is qualified in its entirety by reference to Irish law and Delaware law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

Duties of Directors

Our business is managed by our Board. Members of the board of directors of an Irish company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their offices on the same basis. This duty includes the following essential elements:

■	to act in accordance with the company’s articles of association and to exercise the powers only for the purposes for which they are conferred;

■	to act in the best interest of the company;

■	to exercise reasonable care, skill and diligence;

■	to avoid a situation which conflicts or possibly may conflict, directly or indirectly, with the interests of the company;

■	not to accept a benefit from the company or third parties unless permitted by the articles of association or approved by the shareholders after full disclosure of the benefit; and

■	to declare any direct or indirect interest in a proposed transaction or arrangement with the company;

In addition to the general statutory duties, Irish common law rules and equitable principles impose fiduciary duties on a company’s directors, including:

■	a duty in certain circumstances to consider or act in the interests of creditors; and

■	a duty of confidentiality owed to the company

Under Irish law, the fiduciary duty of the directors is to the company, and not to the company’s individual shareholders. Our shareholders may not generally sue our directors directly for a breach of fiduciary duty.

The business of a Delaware corporation is also managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders. These duties are similar to those imposed on the directors by the Companies Acts.

Under Irish law, the question of whether a director has acted properly will typically be assessed on a case-by-case basis, with regard to the circumstances surrounding the director’s action. In contrast, in most instances, Delaware law presumes that directors act on an informed basis and in the best interests of the company and its shareholders. Unless this presumption is rebutted, the decision of the board of a Delaware company will be upheld unless the action had no rational business purpose or constituted corporate waste. If the presumption is rebutted, the directors must demonstrate that the challenged action was entirely fair to the company.

Interested Directors

Under Irish law, directors who have an interest in a transaction or proposed transaction with us must disclose that interest to the Board when the proposed transaction is first considered (unless such interest has previously been disclosed). Not disclosing such an interest is a criminal offense, punishable by a fine. Our articles of association provide that an interested director may vote on a resolution concerning a matter in which he has declared an interest.

Delaware law does not provide for criminal penalties but does specify that if a director has an interest in a transaction, that transaction would be voidable by a court unless either (i) the material facts about the interested director’s relationship or interests are disclosed or are known to the board of directors and a majority of the disinterested directors authorize the transaction, (ii) the material facts about the interested director’s relationship or interests are disclosed or are known to the shareholders entitled to vote and the transaction is specifically approved in good faith by such shareholders or (iii) the transaction was fair to the company when it was authorized, approved or ratified. In addition, the interested director could be held liable for a transaction in which he derived an improper personal benefit. Under Irish law, a director may be required to account to the company for any personal profit he or she has made in breach of this duty unless the director has been specifically released from the duty by shareholder vote.

Voting Rights and Quorum Requirements

Under Irish law, the voting rights of our shareholders are regulated by our articles of association and the Companies Acts. Under our articles of association, one or more shareholders (or if there is only one shareholder of the relevant class or series of shareholders, then one shareholder) present in person or by proxy and holding shares representing at least 50% of the issued shares carrying the right to vote at such meeting will constitute a quorum. Most shareholder actions or resolutions may be passed by a simple majority of votes cast (i.e., ordinary resolution). Certain actions, including the amendment of our articles of association, require approval by 75% of the votes cast at a meeting of shareholders (i.e., special resolution). For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Irish law and our articles of association, the election of directors at a general meeting of shareholders will require a majority of votes cast at such meeting. In contrast, the election of directors for a Delaware corporation requires only a plurality vote.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our articles of association also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in common form or such other form as the directors may determine. Under our articles of association, each holder of ordinary shares is entitled to one vote per ordinary share held. Delaware law does not differ from Irish law in any material respect with respect to these voting matters.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our Board and approved by our shareholders or any interim dividends our Board may decide to pay.

The Companies Acts require that we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid-up share capital and undistributable reserves.

Under Delaware law, dividends can only be paid out of a company’s surplus, which is generally defined as the value of the company’s assets minus the par value of all the shares of stock it has issued. If there is no surplus, dividends can only be paid out of the company’s net profits for the current and immediately previous fiscal year.

Amalgamations, Mergers and Similar Arrangements

Under Irish law, the disposal of or acquisition of assets by a company requires the approval of its board of directors. However, certain acquisitions and disposal of assets may also require shareholder approval. For example, under the

Companies Act, arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations capital reorganizations or mergers require:

■	the approval, at a shareholders’ meeting or creditors meeting (as applicable) convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting either in person or by proxy;

■	the approval of the court; and

■	the approval of the shareholders of the company, by way of special resolution, in connection with an acquisition of the company by way of merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the shareholders. Under Delaware law, a shareholder of a corporation participating in a major corporate transaction may, under certain circumstances, be entitled to appraisal rights, which would allow him to receive the fair value of his shares (as determined by a court) in cash instead of the consideration he would otherwise receive in the transaction. Irish public companies may be acquired by way of a merger with a company incorporated in the EEA under the European Communities (Cross-Border Mergers) Regulations 2008, which implement the EU Cross-Border Merger Directive 2005/56 in Ireland. Such a merger must be approved by a special resolution. Shareholders also may be entitled to have their shares acquired for cash. While, generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights, if we are being merged as the transferor company with another EEA company under these Regulations (i) any of our shareholders who vote against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders may be entitled to require that the successor company acquire its shares for cash.

Shareholder Suits

Under Irish company law, our shareholders generally may not sue for wrongs suffered by the Company. In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of our company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed. The cause of action may be against the director, another person, or both.

In contrast to a derivative action, Irish company law permits an action by a shareholder in such shareholder’s own right on the basis of the infringement of his, her or its personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for himself, herself or itself as well as other similarly affected consenting shareholders. Additionally, under Irish company law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to such shareholder’s interests as a shareholder, may apply to the Irish courts for an appropriate order.

Delaware law generally allows a shareholder to sue for wrongs suffered by the company if such shareholder first demands that the company sue on its own behalf and the company declines to do so, but allows the shareholder to. In certain situations, such as when there are specific reasons to believe that the directors are protecting their personal interests, the shareholder may sue directly without first making the demand.

Indemnification of Directors and Officers

In general the Companies Acts prohibit us from indemnifying any director (and corporate secretary) against liability due to his negligence, default, breach of duty or breach of trust due to us. We may, however, indemnify our directors (and corporate secretary) if they are acquitted in a criminal proceeding or are successful in a civil proceeding or if relief is granted by a court under the Companies Acts. To the fullest extent permitted by Irish law, our articles of association confer an indemnity on our directors. In addition, Irish law does not prohibit a company from purchasing and maintaining insurance for its directors and officers against such liability. These restrictions do not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Companies Acts.

Under Delaware law, a corporation may indemnify a director or officer against expenses (including attorneys’ fees), judgments, fines and settlement amounts which he or she reasonably incurred in defending himself or herself in a lawsuit. The director or officer must have acted in good faith and, if being charged with a crime, must not have had a reasonable cause to believe that he or she was breaking the law.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the Companies Registration Office. Our shareholders have the additional right to inspect our register of directors and secretaries and minutes of general meetings. Our audited financial statements must be presented to our shareholders at an annual general meeting and made available to our shareholders in advance of an annual general meeting.

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. A company is required to maintain its share register in Ireland. A company is required to keep at its registered office a register of directors and officers that is also open for inspection. Irish law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits a shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such shareholder’s interest as a shareholder.

Calling of Special Shareholders’ Meetings

Under Irish law, an extraordinary general meeting may be convened (i) by the board of directors, (ii) on the request of shareholders holding the number of shares prescribed by the Companies Acts (at least 10% of the paid-up share capital of the Company carrying voting rights), (iii) in certain circumstances, on request of our auditors or (iv) in exceptional cases, by order of the Irish High Court.

Under Delaware law, a special meeting of the shareholders may be called by the board of directors or by any person who is authorized by the corporation’s certificate of incorporation or bylaws.

Amendment of Organizational Documents

Irish law provides that the memorandum and/or articles of association of a company may be amended by a resolution of shareholders, either by written resolution (which requires the signature of all shareholders) or by special resolution passed at a general meeting of shareholders of which due notice has been given. At least a 75% majority of votes cast at a general meeting is required to pass such a resolution.

Under Delaware law, a company’s certificate of incorporation may be amended if the amendment is approved by both the board of directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the shareholders of the corporation is required to approve an amendment. Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s stock. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of stock, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation.

Delaware law allows the bylaws of the corporation to be amended either by the shareholders or, if allowed in the certificate of incorporation, by the board of directors. Under Irish law, a 75% majority of votes cast at a general meeting of shareholders is required to amend either a company’s memorandum or its articles of association.

History of Security Issuances

During the three years prior to consummation of this offering, the only ordinary shares to be issued by our company will be the 20,000,000 ordinary shares of U.S. $0.001 each to be issued to Presbia Holdings, our controlling shareholder, upon consummation of the 2014 Capital Contribution and 40,000 ordinary shares of €1 each issued on incorporation of our company.

Listing

We have applied to have our ordinary shares approved for listing on The NASDAQ Global Market under the symbol “LENS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares, including shares issued upon the exercise of outstanding options and restricted shares that vest over time, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of our ordinary shares will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our ordinary shares in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our ordinary shares at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on our issuing 20,000,000 ordinary shares to Presbia Holdings upon consummation of the 2014 Capital Contribution, and assuming no exercise of the underwriters’ option to subscribe for             additional ordinary shares, we will have in issue an aggregate of approximately              ordinary shares upon consummation of this offering. Of these shares, all of the ordinary shares to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to subscribe for additional ordinary shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining ordinary shares held by existing shareholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued by us, or will be issued by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144, which rule is summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 under the Securities Act, the ordinary shares (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

APPROXIMATE NUMBER OF SHARES	FIRST DATE AVAILABLE FOR SALE INTO PUBLIC MARKET
20,040,000 shares	180 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of all of our outstanding shares have agreed, subject to specified exceptions, not to directly or indirectly, and, in the case of individuals, to use their best efforts to cause their immediate family members not to:

■	sell, offer, contract or grant any option to sell (including any short sale), lend, pledge, transfer, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, in, or otherwise dispose of any of our outstanding ordinary shares, or any options to purchase our ordinary shares;

■	enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of our ordinary shares, or of options to purchase our ordinary shares;

■	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of our ordinary shares, or of options to purchase our ordinary shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus,

in each case, without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the ordinary shares on and including the 180 days after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those ordinary shares that does not exceed the greater of:

■	1% of the number of ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options); or

■	the average weekly trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Presbia Incentive Plan

We intend to file with the SEC a registration statement under the Securities Act covering the ordinary shares that we may issue upon exercise of options to be issued under our Presbia Incentive Plan in connection with this offering and the ordinary shares that we may issue pursuant to future awards under our Presbia Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

TAXATION

Taxation in Ireland

Scope of Discussion

The following is a summary of the material Irish tax considerations applicable to certain investors who are the owners of our shares and is the opinion of the law firm of Arthur Cox insofar as it relates to legal conclusions with respect to matters of Irish tax law. It is based on existing Irish law, our understanding of the practices of the Irish Revenue Commissioners on the date of this document and correspondence with the Irish Revenue Commissioners. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retroactive effect. Furthermore, we can provide no assurances that the consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by a court if challenged.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder or by a shareholder that used, held or acquired such shares for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland will, subject to the availability of exemptions and reliefs, be subject to Irish tax on chargeable gains. The rate of capital gains tax in Ireland is currently 33%.

A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

Dividend withholding tax, or DWT (currently at a rate of 20%), will arise in respect of dividends or distributions from an Irish resident company unless an exemption applies. Where DWT does arise in respect of dividends, our company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder will not be subject to DWT if the shareholder is beneficially entitled to the dividend and is:

■	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

■	a corporate shareholder resident for tax purposes in a “relevant territory,” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

■	a corporate shareholder that is not resident for tax purposes in Ireland and that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;”

■	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a “relevant territory” or such other stock exchange as may be approved by the Irish Minister for Finance; or

■	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange as may be approved by the Irish Minister for Finance;

and provided that, in all cases noted above (but subject to the special rules described in the paragraph below regarding U.S. Resident Shareholders), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of shares held through the Depositary Trust Company, or DTC) or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below:

Albania	Croatia	Hungary	Malaysia	Portugal	Switzerland

Armenia	Cyprus	Iceland	Malta	Qatar	Thailand

Australia	Czech Republic	India	Mexico	Romania	Turkey

Austria	Denmark	Israel	Moldova	Russia	Ukraine

Bahrain	Egypt	Italy	Montenegro	Saudi Arabia	United Arab Emirates

Belarus	Estonia	Japan	Morocco	Serbia	United Kingdom

Belgium	Finland	Republic of Korea	Netherlands	Singapore	United States of America

Bosnia and Herzegovina	France	Kuwait	New Zealand	Slovak Republic	Uzbekistan

Bulgaria	Georgia	Latvia	Norway	Slovenia	Vietnam

Canada	Germany	Lithuania	Pakistan	South Africa	Zambia

Chile	Greece	Luxembourg	Panama	Spain

China	Hong Kong	Macedonia	Poland	Sweden

If we determine to pay a dividend, prior to paying any dividend, we will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

U.S. Resident Shareholders

Dividends paid in respect of our shares that are owned by residents of the U.S. and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of our shares that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.

If a U.S resident shareholder is entitled to an exemption from DWT and receives a dividend subject to DWT, that shareholder will be entitled a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States, and who are entitled to an exemption from DWT, must complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide that form to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” and is entitled to an exemption from DWT receives a dividend subject to DWT, that shareholder will be entitled to a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Notwithstanding the foregoing, this exception from DWT does not apply to an individual shareholder that is resident or ordinarily resident in Ireland or to a corporate entity that is under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will, subject to certain exemptions, be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisors.

Other Persons

A shareholder that does not fall within one of the categories mentioned above may fall within other exemptions from DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid.

If such a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder will be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Income Tax on Dividends

Non-Irish Resident Shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT has no liability for Irish income tax or similar charges on a dividend from us unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT has no additional liability for Irish income tax or similar charges unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. The shareholder’s liability to tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders

Irish resident or ordinarily resident shareholders will be, subject to certain exemptions, subject to Irish income tax and similar charges on dividends received from us. Such shareholders should consult their own tax advisor.

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, consists principally of gift tax and inheritance tax. A gift or inheritance of our shares (including where such shares are held in DTC) could attract a charge to CAT regardless of the place of residence, ordinary residence or domicile of the transferor or transferee of the shares. This is because a charge to CAT can arise on a gift or inheritance which comprises of property situated in Ireland. Our shares are regarded as property situated in Ireland because our share register must be held in Ireland. The person who receives the gift or inheritance is the person who is primarily liable to pay any CAT that arises.

The rate of CAT is currently 33% and is payable if the taxable value of the gift or inheritance exceeds certain thresholds, referred to as “group thresholds.” CAT is applied on the excess over the threshold amount. The appropriate threshold amount depends upon the relationship between the transferor and the transferee of the shares and also the aggregation of the values of previous gifts and inheritances received by the transferee from persons within the same group threshold. A gift or inheritance received from a spouse is exempt from CAT.

Stamp Duty

General. Irish stamp duty typically arises on the transfer of shares in an Irish incorporated company.

Shares Held Through DTC. However, a transfer of our shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Shares Transferred Into or Out of DTC. A shareholder may transfer our shares into or out of DTC without giving rise to Irish stamp duty so long as (i) there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and (ii) the transfer into or out of DTC is not in contemplation of a sale of the shares by the beneficial owner to a third party.

Shares Held Outside of DTC. A transfer of our shares where any of the parties to the transfer hold the shares outside of DTC will, subject to the availability of exemptions and reliefs, be subject to Irish stamp duty, currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired. The transferee of the shares is typically the person that is liable to pay stamp duty.

Due to the potential Irish stamp duty on transfers of our shares, we strongly recommend that shareholders hold their shares through DTC or through a broker who holds such shares through DTC.

DTC Requirement

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, we expect to enter into a composition agreement with the Revenue Commissioners of Ireland under which we will agree to pay or procure the payment of any obligation for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares, on (a) transfers to which any of the DTC Parties is a party, or (b) which may be processed through the services of any of the DTC Parties and the DTC Parties have received confirmation from the Revenue Commissioners of Ireland that during the period that such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty with respect to our ordinary shares.

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and Computershare Limited, acting as our transfer agent, expect to enter into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

The DTC Eligibility Agreement provides for certain indemnities of the DTC Parties by us and Computershare Limited (as to which we have agreed to indemnify Computershare Limited) and also provides that DTC may impose a global lock on our ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its Continuous Net Settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in any such party’s sole discretion, that to continue to hold or process transactions in our ordinary shares will give rise to any Irish stamp duty or similar Irish transfer or documentary tax liability with respect to our ordinary shares on the part of any of the DTC Parties or (ii) otherwise as DTC’s rules or the NSCC’s rules provide.

Material United States federal income tax consequences to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of acquiring, owning and disposing of our ordinary shares and is the opinion of Lowenstein Sandler LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that hold our ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules including, without limitation, the following:

■	dealers in securities or currencies;

■	financial institutions;

■	regulated investment companies;

■	real estate investment trusts;

■	tax-exempt entities (including private foundations);

■	insurance companies;

■	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

■	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our shares;

■	traders in securities that elect to use a mark-to-market method of accounting;

■	persons liable for alternative minimum tax;

■	U.S. Holders whose “functional currency” is not the U.S. dollar; or

■	U.S. Holders whose “functional currency” is not the U.S. dollar; or

■	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the Code, the United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service, or IRS, or will be sustained by a court if challenged.

For purposes of this summary, a “U.S. Holder” means a person that holds ordinary shares that is, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the U.S. (as determined under U.S. federal income tax rules);

■	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

■	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

■	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

The following summary is not a substitute for careful tax planning and advice. U.S. Holders of ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of distributions on ordinary shares

Subject to the discussion under “—Passive foreign investment company status and related tax consequences” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares. In the event we make distributions to holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders will generally be eligible for the preferential U.S. federal rate on qualified dividend income, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is not a PFIC (as defined below) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department has determined that the treaty is satisfactory for purposes of the legislation.

Distributions to U.S. Holders generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of sale, exchange or other taxable disposition of ordinary shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. If the U.S. holder receives euros in the transaction, the amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the U.S. dollar value of the euros received, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date). Subject to the discussion under “—Passive foreign investment company” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to several limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive foreign investment company status and related tax consequences

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company, or PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either:

■	at least 75% of its gross income is “passive income”; or

■	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, the foreign corporation must take into account its proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least 25%, by value, of the stock.

Although neither we nor any of our subsidiaries was a PFIC in 2013 or any prior year, based on the Code, Treasury Regulations, court rulings and other administrative guidance from the IRS, all as currently in effect, and based on current estimates of our gross income, gross assets and the nature of our business, we believe that we may be a PFIC for U.S. federal income tax purposes for the current taxable year and for foreseeable future taxable years. In particular, the proceeds from this offering would be a passive asset and could cause us to meet the asset test for the taxable year that includes this offering. If we fail to deploy sufficient cash in later taxable years to avoid meeting the asset test, or we are not generating sufficient active income, we could meet either or both PFIC tests in such later years. Accordingly, a U.S. Holder will be subject to different taxation rules with respect to an investment in our ordinary shares depending on whether such U.S. Holder makes a Qualifying Election Fund, or QEF, election or a mark-to-market election with respect to his or her investment in our ordinary shares. Our status as a PFIC depends on meeting either the income test or the asset test described above. These tests are calculated on an annual basis; therefore, our counsel cannot definitively determine as of the date of this prospectus whether we will qualify as a PFIC for any particular year.

If a U.S. Holder makes a valid, timely QEF election with respect to our ordinary shares, the U.S. Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within its taxable year, regardless of whether or not it received any distributions on the ordinary shares it owns. No portion of any such inclusions of ordinary earnings would be eligible to be treated as “qualified dividend income.” If a U.S. Holder is a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gain tax rates. A U.S Holder’s adjusted tax basis in its ordinary shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when a U.S. Holder receives such distribution (nor would distributions in excess of our earnings and profits), but it would result in a corresponding reduction in the adjusted tax basis in its ordinary shares. A U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any net losses that we incur with respect to any year. A U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder may make a timely QEF election with respect to its investment in our ordinary shares by filing one copy of IRS Form 8621 with its U.S. federal income tax return for the first year in which it holds our ordinary shares. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If we are a PFIC with respect to any tax year, we intend to provide U.S. Holders with all necessary information on a timely basis in order to enable them to make and maintain a QEF election as described above. We will make the determination as to whether we meet the tests to be a PFIC on an annual basis as soon as reasonably practicable after the close of each taxable year and, if we meet such tests with respect to any taxable year, we expect to post all such necessary information on our website in a timely manner for our U.S. holders making QEF elections to make and maintain such elections. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge.

We believe that one or more of our subsidiaries may be PFICs for the current taxable year and for foreseeable future taxable years based on the nature of their current and projected income and assets. If any of our subsidiaries are PFICs, a U.S. Holder may need to make the QEF election with respect to each such subsidiary in order to avoid the adverse tax consequences described below. We intend to provide U.S. Holders with all information necessary in order for them to make the QEF election with respect to any of our subsidiaries that may be classified as a PFIC in any tax year in the same manner as described above. The mark-to-market election described below generally will not be available with respect to any of our subsidiaries that is a PFIC, rendering such election less beneficial to a U.S. Holder than the QEF election.

Provided that our ordinary shares are “marketable stock,” which we believe they would be, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares. If a U.S. Holder makes a valid, timely mark-to-market election with respect to our ordinary shares, it will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of its taxable year over its adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of your taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in its income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts and will be reduced by distributions received. Distributions will not be includable in income, except to the extent they exceed a U.S. Holder’s tax basis in its ordinary shares. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years in which we are a PFIC unless our ordinary shares are no longer marketable stock or the IRS consents to the revocation of the election.

If we or one of our subsidiaries is a PFIC and a U.S. Holder does not make a QEF or mark-to-market election with respect to its investment in our ordinary shares, it would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions it receives on our ordinary shares in a taxable year in excess of 125% of the average annual distributions it received in the three preceding taxable years, or, if shorter, its holding period for the ordinary shares), and (ii) any gain realized on the sale, exchange or other disposition of ordinary shares. Under these special rules:

■	the excess distribution or gain would be allocated ratably over the holding period for the ordinary shares;

■	the amount allocated to the current taxable year (and any other year prior to the year in which we were a PFIC) would be taxed as ordinary income and would not be “qualified dividend income”; and

■	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax to which it would have been subject for that year, and an interest charge for the deemed tax deferral would be imposed with respect to the resulting tax attributable to each such other taxable year.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period. Such election also can be made by a U.S. holder in order to make a QEF election other than for the first taxable year in which we are a PFIC (and in which the U.S. holder owns our shares).

If a U.S. Holder owns ordinary shares during any taxable year that we are treated as a PFIC, it will be required to file IRS Form 8621 (regardless of whether a QEF or mark-to-market election is made). U.S. Holders should also be aware that recently enacted legislation imposes an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the Treasury power to make this determination.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Prospective investors should consult their own tax advisors regarding the application of the PFIC rules to our ordinary shares, the availability and advisability of making a QEF or mark-to-market election and the application of the recently enacted legislation to your particular situation.

If we are not treated as a PFIC, and you paid taxes as if we were a PFIC, then you may be able to claim a refund for taxes you paid in excess of the taxes you actually owed. If you do not timely make such a refund claim, then your refund will be disallowed and you will bear more taxes than you actually owe.

Information Reporting and Backup Withholding

Distributions paid with respect to ordinary shares and proceeds from a sale, exchange or redemption of ordinary shares made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or entity that is otherwise exempt from backup withholding. U.S. Holders of ordinary shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Holders who (i) own immediately after the transfer at least 10% by vote or value of our ordinary shares or (ii) have transferred more than $100,000 in a 12-month period to a foreign corporation will be required to file an IRS Form 926. For purposes of determining the total dollar value of ordinary shares purchased by a U.S. Holder in this offering, ordinary shares purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder who fails to comply with this reporting obligation.

In addition, under U.S. federal income tax law and temporary and proposed Treasury Regulations, individual citizens or residents of the United States who hold certain “specified foreign financial assets” that exceed certain thresholds (the lowest being holding specified foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. The definition of “specified foreign financial assets” generally includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. Individual Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a U.S. financial institution. Significant penalties may apply for failure to satisfy the reporting obligations described above.

Additionally, a U.S. Holder holding our ordinary shares should consider their possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report—with respect to the common shares.

U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their purchase, ownership or disposition of our ordinary shares.

3.8% Medicare Tax on Unearned Income

Individuals, estates and trusts are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. The specified amount is $250,000 for married individuals filing jointly, $125,000 for married individuals filing separately, $200,000 for other individuals and the dollar amount at which the highest income tax bracket for estates and trusts begins. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2014, between us and Jefferies LLC, as the representative of the underwriters named below and the sole book-running manager of this offering, we have agreed to issue to the underwriters, and each of the underwriters has agreed, severally and not jointly, to subscribe from us, the respective number of ordinary shares shown opposite its name below:

UNDERWRITER	NUMBER OF ORDINARY SHARES
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will subscribe for all of the ordinary shares if any of them are subscribed for. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the subscription commitments of the non-defaulting underwriters will be increased and, in other circumstances, the subscription commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per ordinary share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to subscribe for additional ordinary shares.

	PER ORDINARY SHARE		TOTAL
	WITHOUT OPTION TO SUBSCRIBE FOR ADDITIONAL ORDINARY SHARES	WITH OPTION TO SUBSCRIBE FOR ADDITIONAL ORDINARY SHARES	WITHOUT OPTION TO SUBSCRIBE FOR ADDITIONAL ORDINARY SHARES	WITH OPTION TO SUBSCRIBE FOR ADDITIONAL ORDINARY SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to have our ordinary shares approved for listing on The NASDAQ Global Market under the trading symbol “LENS.”

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Subscribe for Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to subscribe for, from time to time, in whole or in part, up to an aggregate of             ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to subscribe for a number of additional ordinary shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ordinary shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and Presbia Holdings have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■	otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

These restrictions terminate after the close of trading of the ordinary shares on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of the parties who will execute a lock-up agreement, providing consent to the sale of ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to subscribe for additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may subscribe for ordinary shares through the option to subscribe for additional ordinary shares.

“Naked” short sales are sales in excess of the option to subscribe for additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us or our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act, any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus will be passed upon for us by Arthur Cox, Dublin, Ireland. Covington & Burling LLP is counsel for the underwriters in connection with this offering. A&L Goodbody, Dublin, Ireland is counsel for the underwriters with respect to Irish law.

EXPERTS

The combined financial statements of Presbia PLC included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s ability to continue as a going concern, and an explanatory paragraph relating to allocations of expenses from Presbia Holdings, the company’s ultimate controlling shareholder, and arrangements with related parties). Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet as of February 6, 2014 (date of formation) of Presbia PLC included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Presbia PLC and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.presbia.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our ordinary shares.

INDEX TO FINANCIAL STATEMENTS

PAGE
PRESBIA PLC
Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of February 6, 2014 (date of formation)	F-3
Notes to the Balance Sheet	F-4

PRESBIA PLC
Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2013 and December 31, 2012	F-6
Combined Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2013 and December 31, 2012 and for the period from June 29, 2007 (inception) to December 31, 2013	F-7
Combined Statement of Shareholders’ Deficit for the period from June 29, 2007 (date of inception) to December 31, 2013	F-8
Combined Statements of Cash Flows for the Years Ended December 31, 2013 and December 31, 2012 and for the period from June 29, 2007 (date of inception) to December 31, 2013	F-9
Notes to Combined Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Presbia PLC

Irvine, California

We have audited the accompanying balance sheet of Presbia PLC, an Irish public limited company, (the “Company”) as of February 6, 2014 (date of formation). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 6, 2014 (date of formation), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 20, 2014

PRESBIA PLC

Balance Sheet

(in thousands)

FEBRUARY 6, 2014 (DATE OF FORMATION)
Assets
Cash	$54

Total assets	$54

Total liabilities	$—
Shareholder’s equity
Ordinary shares, of €1.00 ($1.35) each, 40,000 authorized, 40,000 shares issued and outstanding	54

Total shareholder’s equity	$54

Total liabilities and shareholder’s equity	$54

The accompanying notes are an integral part of this balance sheet.

PRESBIA PLC

Notes to the Balance Sheet

February 6, 2014 (Date of Formation)

1. Background and Basis of Presentation

Presbia PLC (“the Company”), an Irish public limited company, was formed on February 6, 2014. The Company has nominal assets, no liabilities, and has conducted no operations.

The accompanying balance sheet was prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company has authorized 40,000 ordinary shares of 1 euro each, or approximately $1.35. On February 6, 2014, Presbia Holdings (the “Parent”), the Company’s majority shareholder, subscribed for 40,000 of the Company’s ordinary shares in exchange for cash. As of February 6, 2014, 40,000 of the Company’s ordinary shares were issued and outstanding.

2. Subsequent Event

On March 20, 2014, the Board of Directors of the Company agreed to issue 20,000,000 shares to the Parent at such time as the Parent shall have contributed to the Company all the share capital in issue in Presbia Ireland, Limited and shall have converted all of the outstanding indebtedness owed to the Parent by certain subsidiaries of Presbia Ireland, Limited to capital (the “2014 Capital Contribution”).

The accompanying combined financial statements reflect the contribution of all the share capital in issue in Presbia Ireland, Limited to the Company, which will be effected on                     , 2014 (the “2014 Capital Contribution”). The report of the independent registered public accounting firm below is in the form which will be signed by Deloitte & Touche LLP upon consummation of the 2014 Capital Contribution, which is described in the first paragraph of Note 1 of the Notes to the Combined Financial Statements, and assuming that from March 20, 2014 to the date of the 2014 Capital Contribution, no other events shall have occurred, other than those described in Note 13 of the Notes to the Combined Financial Statements, that would affect the accompanying combined financial statements and notes thereto.

/s/ Deloitte & Touche LLP

Los Angeles

March 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Presbia Holdings, controlling shareholder of Presbia PLC

Irvine, California

We have audited the accompanying combined balance sheets of the Presbia PLC, an Irish public limited company, (development stage company) (the “Company”) as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013 and for the period from June 29, 2007 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years ended December 31, 2013, and for the period from June 29, 2007 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring net losses, negative cash flows from operating activities, and shareholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the combined financial statements, the financial statements include allocations of expenses from Presbia Holdings, the Company’s ultimate controlling shareholder. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Presbia Holdings. Also as disclosed in Note 9, the Company has arrangements with related parties, including Presbia Holdings.

Los Angeles, California

                         , 2014

COMBINED FINANCIAL STATEMENTS

PRESBIA PLC

(Development Stage Company)

Combined Balance Sheets

(in thousands)

	DECEMBER 31,
	2013	2012
Assets
Current assets
Cash	$584	$176
Accounts receivable	20	10
Inventory	199	199
Prepaid expenses and other current assets	146	180

Total current assets	949	565
Property and equipment, net	820	718
Intangible asset	3	8
Other assets	1,993	80

Total assets	$3,765	$1,371

Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	$2,652	$236
Due to related parties	132	80
Other current liabilities	405	99

Total current liabilities	3,189	415
Payable due to the Parent	9,425	13,043
Deferred rent	33	35

Total liabilities	12,647	13,493

Commitments and contingencies (note 11)
Shareholder’s deficit
Capital	12,840	138
Deficit accumulated during development stage	(21,722)	(12,260)

Total shareholder’s deficit	(8,882)	(12,122)

Total liabilities and shareholders’ deficit	$3,765	$1,371

The accompanying notes are an integral part of these Combined Financial Statements

PRESBIA PLC

(Development Stage Company)

Combined Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
	2013	2012
Revenues	$98	$95	$453
Cost of goods sold	111	71	258

Gross profit	(13)	24	195
Operating expenses:
Research and development	2,136	1,024	3,808
Sales and marketing	1,044	632	2,771
General and administrative	4,088	1,957	10,201
Goodwill impairment	—	—	15

Total operating expenses	7,268	3,613	16,795

Operating loss	(7,281)	(3,589)	(16,600)
Interest expense	2,161	1,458	5,232
Interest income	—	—	(144)
Other expense	—	—	14

Loss before income tax provision	(9,442)	(5,047)	(21,702)
Income tax provision	20	—	20

Net loss	(9,462)	(5,047)	(21,722)
Other comprehensive loss	—	—	—

Total comprehensive loss	$(9,462)	$(5,047)	$(21,722)

Net loss per share-basic and diluted	$(0.47)	$(0.25)

Shares used to compute basic and diluted net loss per share	20,000,000	20,000,000

The accompanying notes are an integral part of these Combined Financial Statements

PRESBIA PLC

(Development Stage Company)

Combined Statement of Shareholders’ Deficit

(in thousands)

	CAPITAL	ACCUMULATED DEFICIT	TOTALS
Net loss	$—	$(26)	$(26)

Balance, December 31, 2007	—	(26)	(26)
Net loss	—	(115)	(115)

Balance, December 31, 2008	—	(141)	(141)
Capital issued to acquire business	50	—	50
Net loss	—	(1,667)	(1,667)

Balance, December 31, 2009	50	(1,808)	(1,758)
Stock-based compensation allocated from the Parent	11	—	11
Net loss	—	(2,518)	(2,518)

Balance, December 31, 2010	61	(4,326)	(4,265)
Stock-based compensation allocated from the Parent	30	—	30
Net loss	—	(2,887)	(2,887)

Balance, December 31, 2011	91	(7,213)	(7,122)
Stock-based compensation allocated from the Parent	47	—	47
Net loss	—	(5,047)	(5,047)

Balance, December 31, 2012	138	(12,260)	(12,122)
Stock-based compensation allocated from Parent	489	—	489
Capitalization of amounts due to Parent Pursuant to 2013 Restructuring of Presbia Ireland, Limited.	12,213	—	12,213
Net loss	—	(9,462)	(9,462)

Balance, December 31, 2013	$12,840	$(21,722)	$(8,882)

The accompanying notes are an integral part of these Combined Financial Statements

PRESBIA PLC

(Development Stage Company)

Combined Statements of Cash Flows

(in thousands)

	YEAR ENDED DECEMBER 31,		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
	2013	2012
Cash flow from operating activities:
Net loss	$(9,462)	$(5,047)	$(21,722)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	91	29	177
Amortization	5	5	21
Goodwill impairment	—	—	15
Inventory provisions	56	22	78
Stock-based compensation allocated from the Parent	489	47	577
Non-cash interest expense on funding from the Parent	2,161	1,458	4,932
Non-cash operating expenses allocated from the Parent	1,016	500	1,896
Non-cash operating expenses allocated from related party	—	—	182
Changes in operating assets and liabilities:
Accounts receivable	(10)	37	(20)
Inventory	(56)	(85)	(278)
Prepaid expenses and other current assets	34	(136)	(146)
Other assets	50	(80)	(30)
Accounts payable and other current liabilities	755	121	1,064
Deferred rent	(2)	28	33
Due to related parties	52	57	133

Net cash used in operating activities	(4,821)	(3,044)	(13,088)

Cash flow from investing activities:
Loan to related party	—	—	(330)
Repayment of loan from related party	—	—	330
Purchase of property and equipment	(147)	(694)	(916)

Net cash used in investing activities	(147)	(694)	(916)

Cash flow from financing activities:
Loan from related party	—	—	1,458
Repayment of loan to related party	—	—	(1,640)
Deferred offering costs	(42)	—	(42)
Funding from the Parent	5,418	3,760	14,812

Net cash provided by financing activities	5,376	3,760	14,588

Net increase in cash	408	22	584
Cash balance at beginning of period	176	154	—

Cash balance at end of period	$584	$176	$584

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$300
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$46	$24	$70
Capital issued for acquisition of a business	$—	$—	$50
Allocated operating expenses funded by the Parent	$1,016	$500	$1,896
Allocated operating expenses funded by related party	$—	$—	$182
Deferred offering costs included in accounts payable and other current liabilities	$1,922	$—	$1,922
Capitalization of amounts due to Parent persuant to the 2013 Restructuring	$12,213	$—	$12,213

The accompanying notes are an integral part of these Combined Financial Statements

PRESBIA PLC

(Development Stage Company)

Notes to the Combined Financial Statements

(1) Basis of Presentation and Description of the Business

Presbia PLC (“Presbia PLC”), an Irish public limited company, was formed on February 6, 2014 through the issuance of 40,000 shares for 40,000 Euros (approximately $54,000) for the purpose of consummating an initial public offering (“IPO”) of its ordinary shares. Presbia PLC’s ultimate controlling shareholder, Presbia Holdings (the “Parent”), was organized in the Cayman Islands in 2007 as an exempted company with limited liability. On October 21, 2013, the Parent completed a restructuring (the “2013 Restructuring”) which involved the formation on September 13, 2013 of an interim holding company, Presbia Ireland, Limited, and the contribution by the Parent of 100% of its direct and indirect ownership interests in its business, assets and subsidiaries to Presbia Ireland, Limited. On                     , 2014, the Parent converted the remaining indebtedness owed to the Parent by certain subsidiaries of Presbia Ireland, Limited to capital, and the Parent contributed all the share capital in issue in Presbia Ireland, Limited to Presbia PLC (the “2014 Capital Contribution”) in exchange for 20,000,000 shares of Presbia PLC. The aggregate 20,000,000 shares of Presbia PLC have been reflected as issued and outstanding as of the earliest date of the periods presented for purposes of computation of basic and diluted net loss per share.

The accompanying combined financial statements have been derived from the historical cost basis of the assets and liabilities, financial condition and cash flows of Presbia Ireland, Limited, organized in Ireland, and Presbia USA, Inc., and OPL, LLC. Presbia USA, Inc. and OPL, LLC are both entities organized in the United States, and include Presbia USA, Inc.’s subsidiaries, Visitome, Inc. and PresbiBio, LLC, both organized in the United States, and OPL, LLC’s direct and indirect subsidiaries, PIP Holdings, C.V and Presbia Cooperatief U.A., both organized in the Netherlands, and PresbiOptical LLC, organized in the United States (collectively, including Presbia PLC, the “Company”). The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company’s fiscal year ends on December 31. The entities presented in the combined financial statements have been under common control during the periods presented.

The Company, which began to be formed on June 29, 2007, is developing and marketing a surgical solution to the age-related vision condition known as presbyopia. The Company’s primary objectives have been twofold: (1) achieve commercial success in those parts of the world where the Company’s surgical procedure has been approved by regulatory agencies and (2) successfully apply to the United States Food and Drug Administration (the “FDA”) for the authorization to market and manufacture the surgical procedure in the United States. This procedure is currently not authorized by the FDA and may not be manufactured, sold, distributed or surgically performed on any individual in the United States. The Company’s principal revenue generating activity is the sale of the Company’s microlens to approved ophthalmologist physicians who, in turn, perform the surgical procedure on their patient base. Presbia is authorized to sell, market and perform this procedure in Ireland, Czech Republic, Australia, Japan, Colombia, Israel, Brazil, Italy, Turkey and South Africa through its wholly-owned Dutch subsidiary, Presbia Cooperatief U.A. Activities to-date have consisted primarily of research and development and, accordingly, the Company is classified as a development stage company.

Stock-based compensation expenses recognized by the Parent that were incurred to benefit the Company have been allocated to the Company (see Note 8). In December 2012, an entity affiliated with the Parent’s chairman paid cash of $100,000 to settle litigation involving various parties to the litigation, including the Parent and Visitome Inc. The litigation settlement in the amount of $100,000 is reflected as general and administrative expense in the Company’s statement of operations for the year ended December 31, 2012, and is included in payable due to the Parent in the Company’s combined balance sheet as of December 31, 2012 (see Note 9). The financial information in these statements may not include all of the expenses that would have been incurred had the Company been a separate, stand-alone publicly traded entity. All intercompany accounts have been eliminated in combination.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company has reported recurring net losses and negative cash flows from operating activities, and negative working capital of $2.2 million and a deficit accumulated during the development stage of $21.7 million as of December 31, 2013. The Company has not established a source of revenues sufficient to cover its operating costs, and, as a result, has incurred an operating loss since inception and relies on the Parent and its principal shareholder for virtually all cash resources. As of December 31, 2013, the Company had no committed sources of capital or financing, including from the Parent or its principal shareholder. The Company plans to continue to rely on the Parent and its principal shareholder to fund operations until such time as it is able to raise additional capital through the sale of equity or debt securities or the establishment of other funding facilities. However, the Company cannot provide assurances that such additional capital will be available, whether through the sale of equity or debt securities or the establishment of other funding facilities, or that the Parent or its principal shareholder will continue to provide funding. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management makes estimates and assumptions that are included in the combined financial statements and accompanying notes. The actual results may differ from those estimates.

Segment Information

In accordance with Accounting Standard Codification (“ASC”) 280-10-50, Segment Reporting, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To-date, the Company has viewed its operations and manages its business as one segment operating primarily in the United States of America and in Ireland, France, Australia, Japan, Columbia, Israel, Brazil, Italy, Turkey and South Africa through its wholly-owned Dutch subsidiary, Presbia Cooperatief U.A.

Foreign Currency

The functional currency of subsidiaries outside the United States of America is the U.S. Dollar. Transactions in foreign currencies during the year are re-measured at rates of exchange on the dates of the transactions. Gains and losses related to re-measurement of items arising through operating activities are accounted for in the statement of operations and comprehensive loss and included in general and administrative expense. Aggregate foreign exchange losses were $4,000, $4,000 and $11,000 for the years ended December 31, 2013 and 2012 and for the period from June 29, 2007 (date of inception) to December 31, 2013, respectively.

Risks and Uncertainties

The Company’s product requires the approval of the FDA and regulatory agencies in the countries where the Company operates or expects to establish operations in the future. There is no assurance that the Company’s products will receive or maintain the necessary approvals to begin or continue operations. If the approvals are denied, delayed or withdrawn, there may be a material adverse impact on the Company’s results of operations and related cash flows.

Cash is generally deposited in demand deposit accounts that, from time to time, may exceed insurable limits. The Company has not experienced any losses from its deposits of cash.

Fair Value of Financial Instruments

The carrying values of certain of the Company’s financial instruments, such as cash equivalents, prepaid expenses, accounts payable and accrued expenses, approximate fair value due to their short maturities. Amounts payable to relates parties, including the payable due to the Parent, which has no fixed maturity or expiration date, do not have readily determinable fair values.

Cash

The Company considers highly liquid investments with original maturities less than 90 days to be cash equivalents. As of December 31, 2013 and 2012, the Company had no such short-term investment instruments and maintained its cash in bank demand deposit accounts.

Inventory

The Company accounts for inventory at the lower of market or cost. Inventory is stated at weighted average cost, which is determined by applying the current average cost to the ending inventory. Inventory consists of lenses and lens inserters and other accessories used by physicians in the surgical process associated with the lenses. The Company maintains serialized records of all lenses, including the five-year expiration date of each lens, after which the lens cannot be sold. The Company considers the expiration dates of lenses, in addition to comparing the carrying amount of inventory to expected demand, and will write-down inventory for amounts determined to be excess or obsolete. During the year ended December 31, 2013 and 2012, and for the period from June 29, 2007 (date of inception) to December 31, 2013, the Company recorded inventory write-downs of $56,000, $22,000 and $78,000, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. Repairs and maintenance of property and equipment are expensed as incurred. Upon retirement or sale, the original cost and accumulated depreciation are removed and any gain or loss is recognized in the combined statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets might not be recoverable. This evaluation is based on various analyses, including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment.

Goodwill and Intangible Assets

In 2009, the Parent acquired Visitome, Inc. by issuing capital stock valued at $50,000. The Parent assigned a fair value of $50,000 to the net assets acquired which included a finite-lived intangible asset of $24,000, property and equipment of $11,000 and goodwill of $15,000. During 2010, the Parent performed an annual goodwill evaluation and determined that the goodwill was impaired and recognized an impairment loss of $15,000 in the statement of operations and comprehensive loss. The intangible asset is being amortized through August 2014 on a straight-line basis over its estimated useful life of five years. The Company amortized $4,800 in 2013 and 2012 and the remaining balance of $3,200 as of December 31, 2013 is expected to be amortized in 2014.

Comprehensive Loss

Comprehensive income or loss is defined as a change in equity of a company attributable to all transactions excluding those transactions resulting from investment with owners and distributions to owners. There were no differences between net loss and comprehensive loss in the years ended December 31, 2013 and 2012.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists with the customer, selling prices are fixed or determinable, title or risk of loss has passed, and collection is reasonably assured. Revenue is recognized upon shipment and payments are either received in advance, or net 45 days for lenses or net 14 days for accessories. From June 29, 2007 (date of inception) to December 31, 2012, all revenues recognized were from distributor arrangements. The distributor arrangements include certain perfunctory acceptance provisions and a one-year warranty, from the date of shipment, that products are free from defects in material workmanship. Under such provisions customers may reject shipments via written notifications ranging from 14-45 days or exchange defective product under warranty for the same non-defective product. The Company has not had any significant rejected shipments or warranty claims. The Company does not grant price concessions to its distributors. In the year ended December 31, 2013 and 2012 there were four customers, respectively, that represented 100% of total sales recognized for each year. As of December 31, 2013, the Company was not authorized to manufacture or sell any of its products or services within the United States and, as a result, all of the Company’ revenues are derived from foreign customers.

In 2012, the Company terminated its arrangement with a foreign distributor and repurchased all of the Company’s products held by the distributor on the termination date for $30,000, an amount equal to the sales price recognized by the Company in 2011 upon the original sale to the distributor. As a result of the repurchase, revenues for the year ended December 31, 2012 were reduced by $30,000.

In 2012 the Company changed its commercialization strategy from exclusively using distributors to also targeting high-volume refractive laser centers equipped with femtosecond lasers, except in countries that require the use of distributors or sales representatives. The Company recognized revenues of $74,900 from laser centers during the period from June 29, 2007 (date of inception) to December 31, 2013. The Company recognizes revenue from these laser centers based upon an analysis of the terms of each customer arrangement and upon determination that persuasive evidence of an arrangement exists, selling prices are fixed or determinable, title or risk of loss has passed, and collection is reasonably assured.

Research and Development Expense

Research and development expenses are charged to expense as incurred. These costs include the costs related to clinical trials and regulatory expenses and consist of consultants, payroll and personnel related costs, materials and supplies, compliance fees and manufacturing costs related to the clinical trials.

Stock-Based Compensation

The compensation cost of stock-based awards granted to employees is measured at grant date, based on the estimated fair value of the award. The Company estimates the fair value of stock options using a Black-Scholes option pricing model. Compensation expense for options granted to non-employees is determined as the fair value of consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Stock-based compensation costs are expensed on a straight-line basis (net of estimated forfeitures) over the service period. The fair value of awards granted to non-employees is remeasured each period until the related service is complete or there exists a significant disincentive not to perform the required services. Stock-based compensation costs are reflected in the accompanying statements of operations and comprehensive loss based upon the underlying employees’ roles within the Company.

Income Taxes

For the year ended December 31, 2012, the Company was generally not subject to income taxes, as income or loss was either passed-through and included in the income tax returns of the Company’s shareholders or otherwise not subject to tax under local statute or rulings. As described in Note 1, the Parent completed a restructuring on October 21, 2013. As a result, some of the entities are no longer pass-through entities or were restructured as taxable entities. Provisions for federal, foreign, state, and local income taxes are calculated on pre-tax income based on current tax law and include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Deferred income tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is recorded to reduce net deferred income tax assets to amounts that are more likely than not to be realized.

Recently Issued Accounting Standards

In February 2013, guidance that requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors was issued. The guidance further provides for disclosure of the nature and amount of the obligation. The amendment is effective for interim and annual reporting periods beginning after December 15, 2013. The Company is currently evaluating the effect this standard will have on its combined financial statements.

In July 2013, guidance was issued that requires, with some exceptions, an entity to present its unrecognized tax benefits as it relates to its net operating loss carryforwards, similar tax losses, or tax credit carryforwards, as a reduction of deferred tax assets when settlement in this regard is available under the tax law of the applicable taxing jurisdiction as of the balance sheet reporting date. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The Company is currently evaluating the effect this standard will have on its combined financial statements.

(3) Inventory

From inception, the Company has maintained a finished goods inventory for the purpose of supporting sales activities outside the United States. Inventory consists of ready-to-use lenses of various refractive powers and accessories required by ophthalmologists to carry out the surgical procedures. The ready-to-use lenses are manufactured, inspected and then delivered to a central warehouse outside the United States for the purpose of supporting such commercial activity. The Company performs no lens or accessory manufacturing within the United States for purpose of sale anywhere in the world. The Company maintains a serial number tracking system that measures shelf life such that no lens that has aged beyond five years can be delivered to a customer. During the year ended December 31, 2013 and 2012, an inventory write-down reflecting excess quantities on hand was recognized in the amount of $56,000 and $22,000, respectively, based on the age of the lens inventory and the refractive mix of the inventory. Finished goods inventory consists of the following as of dates set forth below (in thousands):

	DECEMBER 31,
	2013	2012
Lenses	$178	$153
Accessories	21	46

Total	$199	$199

(4) Property and Equipment

Property and equipment consists of the following as of the dates set forth below (in thousands):

	DECEMBER 31,
	2013	2012
Office equipment and computers	$45	$42
Leasehold improvements	129	129
Production equipment and facilities	664	516
Furniture and vehicles	127	85

	965	772
Less: accumulated depreciation	(145)	(54)

	$820	$718

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2013 and 2012, and the period from June 29, 2007 (date of inception) to December 31, 2013, was $91,000, $29,000 and $177,000, respectively.

(5) Other Current Liabilities

Other current liabilities consist of the following as of the dates set forth below (in thousands):

	DECEMBER 31,
	2013	2012
Costs related to the initial public offering	$214	$—
Accrued professional fees	82	—
Other accrued liabilities	109	99

Total	$405	$99

(6) Other Assets

Other assets consist of the following as of the dates set forth below (in thousands):

	DECEMBER 31, 2013	DECEMBER 31, 2012
Prepaid rent and after	$28	$80
Deferred costs related to the initial public offering	1,965	—

	$1,993	$80

(7) Shareholders’ Deficit

Since inception, shareholders’ deficit has consisted of the deficit accumulated during the Company’s development stage, which was approximately $21.7 million and $12.3 million as of December 31, 2013 and 2012, respectively. Capital of $12.8 million as of December 31, 2013 consists of the capital contribution of approximately $12.2 million pursuant to the 2013 Restructuring as described in Note 1 and the allocation of stock-based compensation from the Parent of approximately $0.5 million, respectively.

(8) Stock Options

Stock-Based Compensation Plans

As of December 31, 2013, the Company did not have any active or inactive stock-based compensation plans; however, during the year ended December 31, 2010 and in October 2013, the Parent granted options to purchase its ordinary shares and granted awards of restricted ordinary shares, to both employees and non-employees of the Parent and stock-based compensation related to such awards has been recognized as expense in the accompanying financial statements as described further below.

2010 Original Awards

During 2010, the Parent granted stock options for 4,490,000 ordinary shares (the “2010 Original Awards”) to employees, consultants, medical advisory board members and board members in exchange for future services, granted at exercise prices ranging from $0.01 to $0.049 per ordinary share of the Parent. As described below, in October 2013, the Parent granted replacement stock options covering 4,180,000 of the 2010 Original Awards that remained outstanding on the date of the replacement grant. The 2010 Original Awards vested 20% annually over a five-year period and had a contractual term of ten years. The Parent’s ordinary shares have never traded publicly; a valuation study determined that the fair value of the ordinary shares during February and October 2010 was $0.014 and $0.024 per share, respectively. For a discussion of the valuation methods and assumptions utilized in the 2010 Valuation, see “Valuation of the Parent’s Ordinary Shares—Valuation at September 1, 2013 and Prior” below.

2013 Replacement Awards

In October 2013, the Parent granted stock options (the “2013 Replacement Awards”) covering 4,180,000 ordinary shares at an exercise price of $0.08 per share, based on a valuation of the ordinary shares of the Parent using the methodology described for the 2010 Original Awards above that indicated a value of $0.08 per share at September 1, 2013, to replace those shares of the 2010 Original Awards that remained outstanding on the date of the replacement grant. For a discussion of the valuation methods and assumptions utilized in the 2010 Valuation, see “Valuation of the Parent’s Ordinary Shares—Valuation at September 1, 2013 and Prior” below. The 2010 Original Awards that were replaced had a weighted-average exercise price of $0.03 per share. The 2013 Replacement Awards have a contractual term of 10 years, compared to a remaining contractual term of approximately 6.5 years for the 2010 Original Awards, and remaining vesting terms commensurate with the remaining vesting terms of the 2010 Original Awards on the date of the replacement grant. The 2010 Original Awards that were replaced with the 2013 Replacement Awards were cancelled and the transaction is a modification of the 2010 Original Awards for accounting purposes. The Company determined that the modification did not result in any incremental stock-based compensation expense by measuring the fair value of the 2010 Original Awards immediately before and after the modification using the Black-Scholes option-pricing model. The absence of any incremental stock-based compensation expense is primarily due to the 2010 Original Awards having a weighted-average exercise price of $0.03 per share compared to a higher exercise price of $0.08 per share for the 2013 Replacement Awards.

2013 Stock Option Grants and Restricted Stock Awards

During October 2013, the Parent granted new stock options to employees and non-employees covering 900,000 ordinary shares of the Parent with an exercise price of $0.30 per share, a contractual term of ten years, and annual vesting of 20% over a five-year period. The grant-date fair value of the awards was estimated to be $182,000 using the Black-Scholes option-pricing model. For a discussion of the valuation methods and assumptions utilized in the valuation of the ordinary shares for the 2013 stock option grants, see “Valuation of the Parent’s Ordinary Shares—Valuation at December 31, 2013” below. In addition to the fair value of an ordinary share, other significant inputs include estimated volatility of 72%, term of 6.5 years for employees and 10 years for nonemployees, risk-free rate of 2% and expected dividends of zero.

In October 2013, the Parent awarded its President a 1,000,000 restricted share stock award that will vest on the earlier of (i) the third anniversary of the grant date or (ii) in the event of an initial public offering, upon the expiration of all lockup restrictions related to that offering, unless the recipient’s employment is terminated for cause. The fair value of the 1,000,000 shares of $300,000, or $0.30 per share, was determined as described under “Valuation of the Parent’s Ordinary Shares—Valuation at December 31, 2013” below and expensed in the fourth quarter of the year ended December 31, 2013 since the terms of the award permit continued vesting if the President’s employment is terminated without cause. In October 2013, the Parent granted 250,000 restricted share stock awards to each of two member of its board of directors with 20% annual vesting over a five-year period. The fair value of the 500,000 shares of $150,000, or $0.30 per share, is expected to be expensed ratably over five years. At December 31, 2013, the number of non-vested restricted shares totaled 1,500,000 and the weighted-average remaining vesting period was 4.8 years.

Non-Employee Stock-Based Compensation

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. It was concluded that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of non-employee stock options are calculated at each reporting date, using the Black-Scholes option-pricing model, until the award vests or there is a substantial disincentive for the non-employee not to perform the required services. For a discussion of the valuation methods and assumptions utilized for the remeasurement of non-employee awards during the years ended December 31, 2012 and December 31, 2013, see “Valuation of the Parent’s Ordinary Shares—Valuation at September 1, 2013 and Prior” and “Valuation of the Parent’s Ordinary Shares—Valuation at December 31, 2013” below.

The following table sets forth the required inputs to determine the fair values for the non-employee stock options:

	YEAR ENDED DECEMBER 31,
	2013	2012
Stock price per share	$0.54	$0.07
Term	9.8 years	7.1 - 7.8 years
Volatility	69%	70%
Dividends	—	—
Discount rate	2.6%	1.2%

Employee Stock Awards

Compensation cost for employee stock-based awards is based on the estimated grant date fair value and is recognized over the service period of the applicable award on a straight-line basis. The Black-Scholes option pricing model was used to determine the fair value of employee stock options. To apply the Black-Scholes option pricing model, the grant-date fair value of the underlying common stock price or value of the shares is adjusted based on the assumptions regarding the volatility of the common stock prices or share values, the expected term of the option and the risk-free interest rate corresponding to a time period equivalent to the expected term of the option. Included in the 2010 Original Awards, the Parent granted stock options for 1,810,000 shares of its common stock to employees. Due to the limited history available to measure the expected term of stock option grants, the expected term was estimated to be 6.5 years using the simplified expected term method. A risk-free rate of 3.0% was used that corresponds to the expected term of 6.5 years.

The employee, non-employee and restricted stock stock-based compensation expense was allocated to the Company in the accompanying statements of operations and comprehensive loss for all the periods presented as follows (in thousands):

	YEAR ENDED DECEMBER 31,		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
	2013	2012
Research and development	$112	$33	$172
General and administrative	373	14	401
Sales and marketing	4	—	4

	$489	$47	$577

The following table sets forth stock option activity for the year ended December 31, 2013:

	NUMBER OF PARENT’S SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Balance, January 1, 2013	4,180,000	$0.03
Granted	5,080,000	$0.12	$2,139
Exercised	—
Forfeited/cancelled	(4,180,000)	$0.03

Balance, December 31, 2013	5,080,000	$0.12	$2,139

Vested and expected to vest, December 31, 2013	4,978,000	$0.12	$2,108
Exercisable, December 31, 2013	2,508,000	$0.08	$1,154

Intrinsic value is measured using the estimated fair value at the date of grant, or as of December 31 (for outstanding options), less the applicable exercise price. The weighted-average remaining contractual terms for options outstanding, vested and expected to vest, and exercisable as of December 31, 2013 was 9.8 years.

Unrecognized Stock-based Compensation

As of December 31, 2013, there was $482,700 of unrecognized compensation expense related to options which is expected to be recognized by the Parent over the weighted average vesting period of 2.7 years.

Valuation of the Parent’s Ordinary Shares

Valuation at December 31, 2013. The valuation method at December 31, 2013 utilized probability—weighted income and market approaches, in which it assigned an 80% weight to the outcome of the income approach of $0.54 per share and 20% weight to the outcome of the market approach of $0.55 per share to reach a concluded value of $0.54 per share of the ordinary shares of the Parent. The income approach considers future cash flows on a discounted basis (DCF) as one indicator of current value while the market approach considers recent transactions in recent initial public offerings of similar equities, such as for those enterprises in early stages of development, in the biopharmaceutical or medical device industries.

The income approach consisted of a base case scenario, which was assigned a 65% probability of success, in which the U.S. FDA clinical trials are concluded in 2018 and revenues commenced in the U.S. in March 2019. The income approach also assigned additional probabilities of 25%, 5% and 5% to a delayed case where entry into the U.S. market is delayed by one year to March 2020, a pessimistic case where FDA approval is not achieved and there is no entry into the U.S. market and an optimistic case where FDA approval is received sooner than expected with entry into the U.S. market by December 31, 2018, respectively. In each scenario, the DCF was discounted by applying a 30% discount rate to free cash flows generated in each of a ten-year projection period and a terminal value that represents future cash flows past 2023, the last year in the ten year projection. The weighted-average enterprise value was further discounted by 29% to account for the lack of marketability of the Parent’s ordinary shares to arrive at a concluded value of $0.54 per share. The discount rate of 30% applied in the DCF model is based on the Company’s stage of development. The lack of marketability discount of 29% was determined by applying a protective put option analysis reflecting the expected timing of a liquidity event of the Parent’s ordinary shares.

The market approach considers recent initial public offerings in ophthalmology and general biotech markets. The initial public offering analysis develops values of a company through the analysis of pre-money values of comparable public companies as of their respective initial public offering dates. This method provides a range of equity values as of an initial public offering date. The range of enterprise values, when attributed to the ordinary shares of the Parent, indicated an average of $0.78 per share. The same lack of marketability discount of 29% was applied to indicate a value per ordinary share of $0.55.

Valuation at September 1, 2013 and Prior. The valuation method used at September 1, 2013, each of December 31, 2012, 2011 and 2010, and February 1, 2010, the date the Parent first granted share options, was a historical cost method. For these valuations, consideration was given to three generally recognized valuation approaches—the income, market and cost valuation approaches. The cost approach was ultimately used to value the ordinary shares. Since the Company’s operations were in such an early stage, as evidenced by the recognition of insignificant revenues, and because the Parent and the Company lacked arm’s length third party financings, use of the cost approach was determined to be the best technique. Under this approach, the estimated fair value of the ordinary shares was derived by applying a rate of return consistent with a development stage entity to the historical expenses associated with the development stage activities, which comprise those of the Company. The estimated fair value of the enterprise was then allocated to the ordinary shares after consideration of all classes of capital stock and debt, if any, and then reduced by a discount for lack of marketability. The significant assumptions under this approach reflected in these valuations include a rate of return of 50%, which was determined based upon the early development stage and a 27% discount for lack of marketability based upon quantitative analysis using a protective put analysis reflecting the expected timing of a liquidity event on the valuation dates. For each of the valuations, a study of peer group public companies in the medical device industry was performed to estimate the volatility of the Parent’s ordinary shares, which was estimated to be in the range of 70% for the periods covered by the valuations. These valuations resulted in estimated fair values of the Parent’s ordinary shares ranging from $0.01 per share in 2010 to $0.08 per share in September 2013.

A combination of income and market approaches was utilized in the valuation of the Parent’s ordinary shares as of December 31, 2013 rather than the cost method previously used primarily due to significant developments in its business that occurred during the fourth quarter of 2013, including FDA approval to commence immediately a pivotal trial in the United States using a staged enrollment and the hiring of key executives in marketing, engineering, operations and finance.

Compensation Cost of 2013 Awards. During 2010, the Parent granted options to employees and non-employees to purchase 4,490,000 of its ordinary shares at exercise prices ranging from $0.01 to $0.049 per share. In October 2013, the 4,180,000 options granted in 2010 that remained outstanding were canceled and replaced with an equivalent number of share options with an exercise price of $0.08 per share. Also in October 2013, the Parent granted options to employees and non-employees to purchase 900,000 of its ordinary shares at an exercise price of $0.30 per share and an aggregate 1,500,000 shares of its restricted ordinary shares to the Company’s President and two board members. For purposes of recognizing share-based compensation, the grant-date fair value of all of October 2013 option awards, the determination that there was no incremental fair value for the modification of 2010 Original Awards replaced by the 2013 Replacement Awards, both of which were measured using the Black-Scholes option-pricing model, and the estimated fair value of the restricted stock awards granted in October 2013, used an estimated fair value of $0.30 per share. As of December 31, 2013, when the Parent re-measured the fair value of its non-employee awards using the Black-Scholes option-pricing model, it used an estimated fair value of $0.54 per share based on the December 31, 2013 valuation.

(9) Related Party Transactions

The following table sets forth the amounts due to related parties reflected in the accompanying combined balance sheets (in thousands):

	DECEMBER 31,
	2013	2012
Payable to related parties—current:
Management services provided by related parties	$132	$42
Payable to related party for office space	—	38

Total	$132	$80

Payable due to the Parent—noncurrent:
Principal amounts due to the Parent	$7,180	$10,272
Accrued interest due to the Parent	2,245	2,771

	$9,425	$13,043

Richard S. Ressler

Mr. Ressler has served as the Chairman of the Board of the Parent since the Parent’s formation in 2007 and along with immediate family members has a controlling interest in a partnership that controls the Parent. Since 2009, the Parent has funded the operations of the Company with cash and payments of operating expenses on behalf of the Company, aggregating $14.8 million and $1.9 million, respectively, through December 31, 2013. As of December 31, 2013 and 2012, net principal amounts due to the Parent amounted to $7.2 million and $10.3 million, respectively. In addition, the Company has recorded accrued interest due to the Parent on the accumulated funding outstanding at a rate of 15% per annum, compounding daily, totalling approximately $2.2 million and $2.8 million as of December 31, 2013 and 2012, respectively. On October 21, 2013, pursuant to the 2013 Restructing, approximately $12.2 million of debt due to the Parent was converted from debt to capital. The funding debt has no fixed maturity or expiration date and is classified as a noncurrent liability in the accompanying combined balance sheets.

Since 2011, Orchard Capital Corporation (“Orchard”), which is wholly-owned by Mr. Ressler, has provided financial analysis and bookkeeping, accounting, legal and compliance services to the Company pursuant to a Services Agreement. During the years ended December 31, 2013 and 2012, the Company recognized general and administrative expense of $242,000 and $212,000, respectively, for services invoiced by Orchard. As of December 31, 2013 and 2012, amounts due to Orchard for management and accounting services amounted to $23,000 and $42,000, respectively.

Mr. Ressler serves in various senior management capacities at CIM Group, L.P. (together with its affiliates, “CIM Group”). An affiliate of CIM Group leased office space to the Company in Los Angeles, California from September 2009 through November 2011. The Company continued to lease such space through September 2012, but beginning in November 2011, the Company leased such space from a new landlord which was not a related party. The Company made aggregate payments of $77,000 for such leased space for the year ended December 31, 2011. As of December 31, 2012, amounts due to CIM Group for use of office space amounted to $38,000.

Commencing during the second quarter of 2013, the Company has received human resources management services, payroll services, IT support and risk management services from CIM Group. The Company has incurred charges of $142,000 payable to CIM Group for such services for the year ended December 31, 2013. As of December 31, 2013, amounts due to CIM Group for human resources, payroll, information technology and legal services amounted to $109,000.

In April 2009, PresiBio LLC loaned $330,000 to Vladimir Feingold, an executive officer, board member and shareholder of the Parent. During the year ended December 31, 2011, Vladimir Feingold repaid his loan from PresBio LLC for an aggregate amount of $474,000, consisting of the $330,000 in principal and interest of $144,000 that accrued at a rate of 15% per annum, compounding daily.

In April 2009, Mr. Ressler loaned PresbiBio LLC $330,000 for the purpose of enabling PresiBio LLC to lend the same principal in April 2009 to Vladimir Feingold, an executive officer, board member and shareholder of the Parent. During the year ended December 31, 2011, PresBio LLC repaid its loan from Mr. Ressler for principal and interest in the aggregate amount of $474,000.

On December 19, 2012, an entity affiliated with Mr. Ressler, a defendant in a legal matter entitled Thomke Invest AG v. Vladimir Feingold, Visitome, Inc., Zohar Loshitzer and Orchard Capital (“the Visitome Parties” as defendant), paid cash of $100,000 to the plaintiff as part of a Settlement Agreement and General Release which is reflected as general and administrative expense in the Company’s statement of operations for the year ended December 31, 2012, and is included in payable due to the Parent in the Company’s balance sheet as of December 31, 2012.

Zohar Loshitzer

In January 2011, the Company entered into a consulting agreement with MTP Consulting, Inc., or MTP Consulting, pursuant to which MTP Consulting provided certain management consulting services to the Company. Mr. Loshitzer, the Company’s President and one of its directors, and a director and shareholder of the Parent, was the founder, owner and President of MTP Consulting. The agreement provided for the payment of bi-monthly consulting fees of $10,400 to MTP Consulting. Prior to January 2011, the Company was party to a consulting agreement with Imali, Inc., or Imali, with substantially identical terms to the terms set forth in the agreement with MTP Consulting. Mr. Loshitzer was the founder, owner and President of Imali, Inc. The Imali consulting agreement was terminated upon the Company’s entry into the consulting agreement with MTP Consulting. Initially, it was agreed that no monthly consulting fees would be earned or paid under the consulting agreement with Imali (or under the consulting agreement with MTP Consulting beginning in January 2011) until such time that the Company secured certain third-party financing. However, beginning in the fourth quarter of 2011, the Company agreed to waive such financing condition and began to make payments to MTP Consulting pursuant to the consulting agreement with MTP Consulting for services provided commencing in the fourth quarter of 2011 and going forward. Since securing the third-party financing represented a performance condition for which performance was not deemed probable unless or until the financing was secured and as no third-party financing was secured, no amounts were deemed earned through the date such condition was waived by the Company and no amounts were accrued, paid or expensed by the Company through the third quarter of 2011. This agreement was terminated in August 2013 and no additional amounts are due or payable to MTP Consulting pursuant to this agreement. The Company made aggregate payments of $300,000 and $250,000 either directly to Mr. Loshitzer as a consultant or to MTP Consulting for the years ended December 31, 2013 and 2012, respectively. Effective November 1, 2013, Mr. Loshitzer became an employee of the Company.

(10) Operating Segments and Geographic Information

The Company operates in one operating segment, the restoration of clear vision caused by presbyopia. The Company provides the refractive lens for patient surgeries and accessories for procedures performed exclusively outside the United States. Revenue originating in the United States is limited to intercompany transactions that do not result in any revenue generating activities to any individual or physician in the United States, and these amounts are eliminated upon combination. The operating losses in the United States result primarily from research and development and general and administrative costs while the operating losses in the foreign operations result primarily from sales and marketing costs and an allocation of general and administrative costs to foreign operations.

Revenues from external customers to individual countries are allocated based on the location of the customer. For the periods presented, there was no more than one customer in each individual country.

The following table sets forth the Company’s revenues generated from external customers located in foreign countries and long-lived assets by area (in thousands):

REVENUES	YEAR ENDED DECEMBER 31		PERIOD FROM JUNE 29, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2013
	2013	2012
Israel	$—	$22	$22
Ireland	66	—	66
Italy	6	21	69
Spain	—	(30)	10
Japan	9	—	9
Brazil	17	43	95
Turkey	—	39	39
Columbia	—	—	79
France	—	—	42
South Africa	—	—	22

	$98	$95	$453

LONG-LIVED ASSETS	DECEMBER 31, 2013	DECEMBER 31, 2012
U.S.	$817	$713
Netherlands	6	13

	$823	$726

Revenues to a customer in Spain for the year ended December 31, 2012 were $(30,000) because the Company repurchased inventory upon termination of a distribution agreement (see Note 2).

(11) Commitments and Contingencies

Facility Leases

In addition to the related party lease arrangements described in Note 9, in May 2012, the Company entered into a five year non-cancelable lease for office and manufacturing space in Irvine, California that expires in May 2017 and a one-year lease in Dublin, Ireland that commenced on December 1, 2013. The following table shows the annual base rental cost over the term of the leases (in thousands).

YEARS ENDED DECEMBER 31,	OBLIGATION UNDER FACILITY LEASE
2014	$124
2015	116
2016	119
2017	50
2018	—
Thereafter	—

$409

Contingencies

From time to time, the Company may be subject to legal proceedings and claims arising in the ordinary course of business. Based on advice from legal counsel, management does not believe that the outcome of any of these matters will have a material effect on the Company’s combined financial operations.

(12) Income Taxes

Income (loss) before income tax consisted of the following (in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012
United States	$(4,810)	$(2,146)
Foreign	(4,632)	(2,901)

Total	$(9,442)	$(5,047)

The provision for income taxes is as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012
Current provision:
Federal	$—	$—
State	5	—
Foreign	15	—

Total current	20	—

Deferred provision
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Total income tax provision	$20	$—

A reconciliation of the federal statutory rate to the effective rate is as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012
Expected income tax benefit at federal statutory rate	34.0%	34.0%
State tax provision, net of federal benefit	0.0%	0.0%
Foreign rate differential	(16.1%)	(15.4%)
Pass-through entities	(13.5%)	(17.8%)
Change in valuation allowance	(2.3%)	(0.0%)
Other	(2.3%)	(0.8%)

Income tax provision	(0.2%)	(0.0%)

The components of the Company’s deferred tax assets are summarized as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$141	$—
Accrued expenses and reserves	80	—
Stock based compensation	79	—

Deferred tax assets	300	—
Valuation allowance	(262)	—

Net deferred tax assets	38	—
Deferred tax liabilities:
Depreciation	(38)

Total deferred tax liabilities	38	—

Net deferred tax asset	$—	$—

The valuation allowance has been established to offset the Company’s net deferred tax assets, as realization of such assets is not considered to be more likely than not due to the Company’s history of losses and uncertainties regarding the Company’s ability to generate future taxable income sufficient to realize the benefit of these deferred tax assets.

At December 31, 2013, the Company has U.S. Federal net operating loss (“NOL”) carryforwards of approximately $240,000 subject to potential limitations pursuant to Internal Revenue Code section 382 as discussed below. The federal NOL carryforwards will begin to expire in 2033, unless previously utilized. The Company has NOL carryforwards in Ireland of $ 457,000 that can be carried forward indefinitely.

Pursuant to Sections 382 of the Internal Revenue Code (the “Code”), annual use of the Company’s NOL carryforwards may be limited in the event a cumulative change in ownership of 50% of certain shareholders occurs within a three year period. An ownership change may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income and tax. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain shareholders.

For the year ended December 31, 2012, the Company was generally not subject to income taxes, as income or loss was either passed-through and included in the income tax returns of the Company’s shareholders or otherwise not subject to tax under local statute or rulings. As described in Note 1, the Parent completed a restructuring on October 21, 2013. As a result, some of the entities are no longer pass-through entities or were restructured as taxable entities. The impact of the change in tax status in 2013 has been reflected in the Company’s deferred tax summary above and is offset by a full valuation allowance.

Presbia Cooopratief U.A. is a Dutch Company that has received an advance ruling with the Tax and Customs Administration that is in effect from January 1, 2012 to December 31, 2015.

As of December 31, 2013 and December 31, 2012, the Company does not have any unrecognized tax benefits.

The Company does not anticipate a significant increase in the unrecognized tax benefits over the next 12 months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of the income tax provision.

As of December 31, 2013 and December 31, 2012, the Company did not have any tax related accrued interest and penalties on its balance sheet or on its statement of operations.

Due to net operating loss carryovers, the U.S. federal and state returns are open to examination by the Internal Revenue Service and state jurisdictions for years 2008 through 2013. The foreign income tax returns are open to examination for the years 2011 through 2013.

On September 13, 2013, the U.S. Treasury Department released final income tax regulations on the deduction and capitalization of expenditures related to tangible property. These final regulations apply to tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Company does not intend to early adopt the tax treatment of expenditures to improve tangible property and the capitalization of inherently facilitative costs to acquire tangible property as of January 1, 2013. The tangible property regulations will require the Company to make additional tax accounting method changes as of January 1, 2014; however, management does not anticipate the impact of these changes to be material to the Company’s consolidated financial position, its results of operations or its footnote disclosures.

(13) Subsequent Events

The Company evaluates all events and transactions through the date the combined financial statements are available to be issued. The Company performed this evaluation through March 20, 2014, the date the combined financial statements were available to be issued. No events have been identified, except as disclosed in Note 1 to the combined financial statements.

            Shares

PRESBIA PLC

Ordinary Shares

PRELIMINARY PROSPECTUS

Jefferies

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the issue of ordinary shares being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

ITEM	AMOUNT TO BE PAID
SEC Registration Fee		$11,592
FINRA Filing Fee		*
The NASDAQ Global Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Premium Paid on Director and Officer Insurance Policy		*
Accounting Fees and Expenses		*
Blue Sky, Qualification Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

To the fullest extent permitted by Irish law, our articles of association (which are substantially in the form attached as Exhibit 3.1 to this registration statement) will confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our articles of association will also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our articles of association and the Irish Companies Acts to purchase directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, our wholly-owned subsidiary, Presbia USA, Inc., is incorporated under the laws of the State of Delaware. All of our executive officers and directors will also serve in the same capacity for our Presbia USA, Inc. subsidiary. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Our wholly-owned subsidiary, Presbia USA, Inc., will enter into agreements to indemnify our executive officers and directors to the maximum extent allowed under Delaware law. These agreements will, among other things, indemnify our executive officers and directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the company or that person’s status as an executive officer or director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information as to all securities Presbia Ireland, Limited has issued since its inception in September 2013 and Presbia PLC has issued since its inception in 2014, which were not registered under the Securities Act.

1. Presbia Ireland, Limited issued one ordinary share to its sole shareholder, Presbia Holdings, upon its formation in September 2013.

2. Presbia Ireland, Limited issued one ordinary share to its sole shareholder, Presbia Holdings, in October 2013 in connection with the 2013 Restructuring.

3. Presbia PLC issued an aggregate of 40,000 ordinary shares of €1.00 each to Presbia Holdings upon formation in February 2014 (six of such shares are held by six nominee shareholders on behalf of Presbia Holdings).

4. Presbia PLC will issue an aggregate of 20,000,000 ordinary shares of $0.001 each to Presbia Holdings upon the consummation of the 2014 Capital Contribution.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) through (4) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The sale of these securities was made without general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed in the Exhibit list have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on March 20, 2014.

PRESBIA PLC

By:	/s/ Zohar Loshitzer
Zohar Loshitzer President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Zohar Loshitzer and Richard Fogarty, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Zohar Loshitzer Zohar Loshitzer	Principal executive officer and director	March 20, 2014

/s/ Richard Fogarty Richard Fogarty	Principal financial and accounting officer	March 20, 2014

/s/ Gary Kidson Gary Kidson	Director	March 20, 2014

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1*	Form of Memorandum and Articles of Association of Presbia PLC (to be in effect prior to the consummation of this offering)

5.1*	Opinion of Arthur Cox, Irish legal counsel of the Registrant

8.1*	Tax Opinion of Lowenstein Sandler LLP

8.2*	Tax Opinion of Arthur Cox (included in Exhibit 5.1)

10.1*	Form of Contribution and Subscription Agreement between the Registrant and Presbia Holdings (to be in effect prior to the consummation of this offering)

10.2*	Form of Registration Rights Agreement among the Registrant, Presbia Holdings and Presbia, USA, Inc. (to be in effect upon the consummation of this offering)

10.3*#	Form of Presbia Incentive Plan (to be in effect upon the consummation of this offering)

10.4*#	Form of Stock Option Agreement (to be issued under the Presbia Incentive Plan)

10.5*#	Form of Restricted Stock Agreement (to be issued under the Presbia Incentive Plan)

10.6+#	Presbia Holdings Stock Plan

10.7+#	Amendment No. 1 to Presbia Holdings Stock Plan

10.8+#	Restricted Stock Grant Notice and Restricted Stock Award Agreement between Presbia Holdings and Zohar Loshitzer

10.9+	Lease, dated April 23, 2012, between PresbiBio LLC and Image Holdings, Inc.

10.10*	Form of Indemnification Agreement between Presbia USA, Inc. and its officers and directors

10.11+	Services Agreement, dated as of January 1, 2011, between PresbiBio, LLC and Orchard Capital Corporation

21.1	Subsidiaries of the Registrant (upon the consummation of this offering) (replaces exhibit 21.1 filed with the draft S-1 registration statement submitted on November 12, 2013)

23.1	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Arthur Cox (included in Exhibit 5.1).

23.4*	Consent of Lowenstein Sander LLP (included in Exhibit 8.1)

24.1	Powers of Attorney (included on signature page)

99.1	Consent of Ralph Thurman

99.2	Consent of Mark Blumenkranz

99.3	Consent of Vladimir Feingold

99.4	Consent of Richard Ressler

*	To be filed by amendment.
+	Previously filed.
#	Indicates management contract or compensatory plan.